As filed with the Securities and Exchange Commission on May 20, 1996


                                                       Registration No. 333-2426
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                                  ------------
                                AMENDMENT NO. 4
                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                                  ------------
                              SAKS HOLDINGS, INC.
             (Exact name of registrant as specified in its charter)


            DELAWARE                            5311                           52-1685667
  (State or other jurisdiction           (Primary Standard                  (I.R.S. Employer
      of incorporation or            Industrial Classification            Identification No.)
         organization)                      Code Number)

                                  ------------

                              12 EAST 49TH STREET
                            NEW YORK, NEW YORK 10017
                                 (212) 940-4048
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)

                                  ------------

                                  JOAN F. KREY
                                GENERAL COUNSEL
                              SAKS HOLDINGS, INC.
                              12 EAST 49TH STREET
                            NEW YORK, NEW YORK 10017
                                 (212) 940-4048
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                  ------------

                                   Copies to:


                [S]                              [C]
                CHARLES K. MARQUIS               PATRICIA A. CERUZZI
                STEVEN R. FINLEY                 SULLIVAN & CROMWELL
                GIBSON, DUNN & CRUTCHER LLP      250 PARK AVENUE
                200 PARK AVENUE                  NEW YORK, NEW YORK 10177
                NEW YORK, NEW YORK 10166         (212) 558-4000
                (212) 351-4000


                                  ------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

                                  ------------


                        CALCULATION OF REGISTRATION FEE



        TITLE OF EACH CLASS OF SECURITIES TO BE                   PROPOSED MAXIMUM                 AMOUNT OF
                       REGISTERED                          AGGREGATE OFFERING PRICE(1)(2)     REGISTRATION FEE(3)
   Common Stock, $.01 par value.........................            $451,562,500                    $  9,720



(1) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933.
(2) The shares of Common Stock are being registered for the purpose of sales outside the United States.
(3) A registration fee of $146,000 previously was paid in connection with the initial filing of the Registration Statement.



    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                   SUBJECT TO COMPLETION, DATED MAY 20, 1996

[SAKS LOGO]
                               16,000,000 SHARES

                              SAKS HOLDINGS, INC.
                                  COMMON STOCK
                           (PAR VALUE $.01 PER SHARE)
                              -------------------

   Of the 16,000,000 shares of Common Stock offered, 13,750,000 shares are being offered by the Underwriters and 2,250,000 shares are being sold by Saks Holdings directly to SFA Capital Limited, an indirect wholly-owned subsidiary of Investcorp S.A. The Underwriters will not participate in, or receive any discount or commission on, the sale of the Common Stock to Investcorp S.A. or such affiliates.


   Of the 13,750,000 shares of Common Stock offered by the Underwriters, 11,000,000 shares are being offered hereby in the United States and 2,750,000 shares are being offered in a concurrent international offering outside the United States. The initial public offering price and the aggregate underwriting discount per share will be identical for both offerings. Of the 13,750,000 shares being offered by the Underwriters, 450,000 shares will be reserved for sale to officers and employees of Investcorp S.A. and its subsidiaries and to directors, officers and employees of Saks. See "Underwriting".


   All the shares of Common Stock offered hereby are being sold by Saks Holdings. Prior to the offerings, there has been no public market for the Common Stock of Saks Holdings. It is currently estimated that the initial public offering price per share will be between $23 and $25. For factors to be considered in determining the initial public offering price, see "Underwriting".


   The Common Stock has been approved for listing on the New York Stock Exchange under the symbol "SKS", subject to official notice of issuance.

   SEE "RISK FACTORS" BEGINNING ON PAGE 9 FOR A DISCUSSION OF CERTAIN RISKS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK.
                              -------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
    THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
     COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
             ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                              -------------------

                                          INITIAL PUBLIC         UNDERWRITING           PROCEEDS TO
                                         OFFERING PRICE(1)       DISCOUNT(2)        SAKS HOLDINGS(1)(3)
                                         -----------------       ------------       -------------------
Per Share..........................            $                     $                    $
Total(1)(4)........................          $                     $                     $

------------

(1) The 2,250,000 shares being sold by Saks Holdings directly to SFA Capital Limited, an indirect wholly-owned subsidiary of Investcorp S.A., and the 450,000 shares reserved for sale to officers and employees of Investcorp S.A. or its subsidiaries and to directors, officers and employees of Saks will be sold at $
   per share, the initial public offering price less the underwriting discount.


(2) Saks Holdings has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

(3) Before deducting estimated expenses of $5,200,000 payable by Saks Holdings.

(4) Saks Holdings has granted the Underwriters options for 30 days to purchase up to an additional 2,062,500 shares of Common Stock at the initial public offering price per share, less the underwriting discount, solely to cover over-allotments. If such options are exercised in full, the total initial public offering price, underwriting discount and proceeds to Saks Holdings
    will be $         , $         and $         , respectively. See
    "Underwriting".
                              -------------------

   Goldman, Sachs & Co. is acting as book running lead manager for the offerings. Goldman, Sachs & Co., CS First Boston Corporation, Morgan Stanley & Co. Incorporated and Salomon Brothers Inc are acting as co-lead managers. The shares offered hereby are offered severally by the U.S. Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that certificates for the shares will be ready for delivery in New York, New York on or about May
  , 1996 against payment therefor in immediately available funds.
GOLDMAN, SACHS & CO.
                   CS FIRST BOSTON
                                       MORGAN STANLEY & CO.
                                               INCORPORATED
                                                            SALOMON BROTHERS INC
                              -------------------
                  The date of this Prospectus is May   , 1996.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                       [Photo of Saks' Fifth Avenue Store]









    Saks Holdings intends to furnish to its stockholders annual reports containing audited consolidated financial statements and quarterly reports containing unaudited interim financial information for the first three quarters of each fiscal year of Saks Holdings.

                                  ------------

    IN CONNECTION WITH THE OFFERINGS, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.


    DURING THE OFFERINGS, CERTAIN PERSONS AFFILIATED WITH PERSONS PARTICIPATING IN THE DISTRIBUTION MAY ENGAGE IN TRANSACTIONS FOR THEIR OWN ACCOUNTS OR FOR THE ACCOUNTS OF OTHERS IN THE COMMON STOCK PURSUANT TO EXEMPTIONS FROM RULE 10B-6, 10B-7, AND 10B-8 UNDER THE SECURITIES EXCHANGE ACT OF 1934.

------------------------
Front Gatefold


          "More than a store Saks Fifth Avenue is a brand marked by..."

                       "A Landmark Foundation"


                   [Photo of Saks' Fifth Avenue Store]


                          "A Nation Wide Presence"


               [United States Map Showing Sak's Store Locations]


                             "Worldwide Recognition"


                       [Photo of Saks' Fifth Avenue Store]



                     "Signature Style"  "Legendary Service"


               "A Well-Defined Image"  "A Reputation for Quality"


                              "An Upscale Profile"


                   [Assorted Photos from Marketing Materials]

                               PROSPECTUS SUMMARY

    The following summary is qualified in its entirety by the more detailed information and consolidated financial statements (including the notes thereto) appearing elsewhere in this Prospectus. As used in this Prospectus, "Saks Holdings" refers to Saks Holdings, Inc. and "Saks" refers to Saks & Company, a wholly-owned subsidiary of Saks Holdings, which does business as Saks Fifth Avenue. The terms "fiscal year" and "fiscal" refer to Saks Holdings' fiscal year, which is the 52- or 53-week period ending on the Saturday closest to January 31 of the following calendar year (e.g., a reference to "fiscal 1995" is a reference to the fiscal year ended February 3, 1996). Unless the context otherwise requires, the information contained herein gives effect to (i) a five-for-one split of the Common Stock effected on April 26, 1996 in the form of a stock dividend to all stockholders of record on April 26, 1996 and (ii) the conversion of all outstanding Class A Shares, Class B Shares, Class C Shares and Class D Shares of Saks Holdings into an equivalent number of shares of Common Stock effective as of the closing of the offerings. In addition, unless the context otherwise requires, the information contained in this Prospectus assumes that the Underwriters' over-allotment options are not exercised. See "Underwriting".

                                  THE COMPANY

GENERAL

    Saks Fifth Avenue is recognized worldwide as a premier fashion retailer, offering the finest quality and latest style in women's and men's apparel. Supported by a strong commitment to personalized customer service, Saks primarily sells better, bridge and designer apparel, shoes, accessories, jewelry, cosmetics and fragrances for women and men, as well as gift merchandise and children's apparel. Capitalizing on its 70-year history as a fashion authenticator and the prominence of its landmark Fifth Avenue store in New York City, Saks Fifth Avenue has developed one of the most recognized retailing franchises in the world.

    Saks is experiencing significant momentum in its financial performance, reflecting the success of new business strategies developed and implemented in 1994 and the significant investments in stores, inventories, staff and systems made since 1990. In fiscal 1995, Saks recorded net sales of $1.69 billion, an 18.9% increase over fiscal 1994. Comparable sales increased 10.6% in fiscal 1995. Primarily due to certain impairment and special charges and increased interest costs, Saks Holdings' net loss in fiscal 1995 increased to $64.1 million from $10.6 million in fiscal 1994.

    Saks' net sales are generated through three retail formats: 45 full-line and resort stores; 19 Off 5th outlet stores; and Folio catalogs. The full-line and resort store operations are conducted from an exceptional portfolio of mostly owned stores in premier retail locations, including Fifth Avenue in New York City, Wilshire Boulevard in Beverly Hills, Michigan Avenue in Chicago and Union Square in San Francisco. Saks' rapidly growing Off 5th outlet store division sells high quality, upscale branded fashion apparel at exceptional prices. Saks' Folio catalogs offer fashionable women's apparel, accessories and home furnishings and gifts.

HISTORY

    Saks Fifth Avenue was founded in 1867 and was incorporated in New York as Saks & Company in 1902. Opened in New York City in September 1924 by Horace Saks and Bernard Gimbel, the landmark Fifth Avenue store offered exclusive merchandise from around the world. In 1973, Saks & Company was acquired by a subsidiary of B.A.T. Industries PLC ("B.A.T.") through its acquisition of Gimbel Bros., Inc. In July 1990, affiliates of Investcorp S.A. ("Investcorp") and a group of international investors acquired Saks from B.A.T. (the "1990 Acquisition").

BUSINESS STRATEGY

    After the 1990 Acquisition, Investcorp recruited a new executive management team to correct recognized weaknesses and develop a new business strategy designed to capitalize on the strength of the Saks franchise. By early 1994, management had implemented several key initiatives and developed and began implementing comprehensive, integrated merchandising, service and marketing strategies to position its core retail business for future growth and to extend the Saks franchise.

    These initiatives and strategies resulted in improvements in Saks' financial performance. From fiscal 1991 to fiscal 1995, Saks' net sales grew from $1.27 billion to $1.69 billion, a 32.9% increase. During this period gross margin as a percentage of net sales increased from 27.3% to 30.7%, and selling, general and administrative expenses as a percentage of net sales decreased from 30.5% to 26.0%. In addition, from fiscal 1991 to fiscal 1995, Saks' interest expense, net, decreased from $126.2 million to $94.2 million and Saks' net loss decreased from $180.5 million to $64.1 million. Operating income increased by $78.9 million from a loss of $42.8 million in fiscal 1991 to income of $36.1 million in fiscal 1995. Operating income is net of management fees paid to Investcorp International Inc. ("III") in both fiscal 1991 and fiscal 1995 and in fiscal 1995 is net of special charges of $36.4 million. Management fees to III will be discontinued in fiscal 1996. Operating income excluding these fees and the special charges increased by $120.3 million to $79.5 million during this period. Management believes that Saks' current momentum, as reflected by its recent comparable sales performance relative to the industry, is directly attributable to implementation of its strategies during fiscal 1994 and fiscal 1995. Saks' comparable sales performance* is set forth below:

                                                             FISCAL    FISCAL
                                                              1994      1995
                                                             ------    ------
First quarter.............................................     4.1%     10.2%
Second quarter............................................     5.3      11.3
Third quarter.............................................     5.9       9.9
Fourth quarter............................................     6.6      11.0

------------

* Represents the percentage increase in (i) net sales of stores (excluding major store expansions) open in both reporting periods for the portion of such periods open and (ii) Folio net sales. In fiscal 1995, comparable sales excludes the impact of the 53rd week.

    Management believes that the ongoing execution and implementation of these strategies will continue to drive performance. A summary of these strategies is set forth below.

  TOP CUSTOMER FOCUS

    Based on extensive market research, Saks has identified certain top customers who generate a significant share of Saks' sales. The large number of customers who comprise this group change over time and are geographically dispersed. Management believes that Saks can capture a substantially greater share of apparel and related expenditures by these customers and has developed and implemented customer affinity programs designed to capitalize on the purchasing habits of top customers by increasing the frequency and productivity of customer contact, increasing cross-selling activities and enhancing customer loyalty. These programs include proactive customer clienteling programs, the Saks First Program and the Fifth Avenue Club.

  DIFFERENTIATED MERCHANDISE ASSORTMENTS

    In 1994, Saks began to specifically target the merchandise categories that, based on extensive research, were determined to be most important to its top customers. Saks is developing dominant assortments in these key merchandise categories by increasing inventory investments, upgrading the quality and congruency of merchandise assortments and by adding important vendors and brands. Saks' overall merchandising strategy is to offer congruent and balanced assortments of differentiated, upscale limited-distribution merchandise.

  STORE INTENSIFICATION

    Management is improving the productivity of its store portfolio through a comprehensive and integrated store intensification program. Saks initially concentrated its efforts and resources on those stores that represented the highest potential for increased sales and profit margins. Pursuant to this strategy, since the beginning of fiscal 1993 Saks has made significant investments in 14 high potential stores, including $109 million in gross capital expenditures, $43 million in increased inventory levels, $21 million in additional annual store payroll costs and $4 million in increased annual localized marketing spending. As a result, net sales in these stores increased 29.5% from $698 million in fiscal 1992 to $904 million in fiscal 1995. Saks is expanding its store intensification program to additional stores in 1996 and 1997.

  STORE EXPANSION

    Saks continuously evaluates opportunities for profitable expansion of its store base. Management believes that the current retail environment, characterized by an accelerated pace of store rationalizations, downsizings and bankruptcies, as well as the re-tenanting of major malls, offers many attractive opportunities for Saks to continue to expand its store portfolio.

    FULL-LINE STORES. Saks currently operates 40 full-line stores and, over the next three years, plans to open three new full-line stores (including a new store in Orlando, Florida in 1996) and two replacement stores and to complete nine remodels.

    RESORT STORES. Saks broadens its reach to the affluent tourist and permanent and seasonal residents of resort markets through its resort stores. In addition to the five stores currently open, Saks plans to open four new 30,000 to 50,000 gross square foot resort stores during the next three years.

    MAIN STREET STORES. Saks is testing a 35,000 square foot main street store format designed for the local shopping areas of affluent suburban markets. The first main street store is scheduled to open in Greenwich, Connecticut in the third quarter of fiscal 1996.

    ACQUISITIONS. Management believes that the current retail environment will continue to offer selected opportunities to increase Saks' presence in important markets. For example, Saks intensified its presence on the west coast and in the southwest by acquiring four former I. Magnin stores in February 1995.

  FRANCHISE EXTENSION STRATEGIES

    Management believes that the Saks Fifth Avenue franchise is extendable over multiple formats and has developed the following specific growth strategies:

    OFF 5TH. Through its Off 5th division, Saks extends its customer reach by offering high quality, upscale branded fashion apparel in an outlet store setting at 40% to 70% off original and comparable retail prices. Off 5th provides attractive financial returns and an economically superior form of inventory liquidation for Saks' retail stores. Saks currently operates 19 Off 5th stores and expects to open approximately 14 additional stores in fiscal 1996.

    FOLIO. Saks extends its reach to direct response customers through its Folio catalogs which offer fashionable women's apparel, accessories, home furnishings and gifts and unique selections of Saks' private label merchandise. Folio mailed 29 million catalogs in fiscal 1995, an increase of 26% over fiscal 1994. Management plans to increase Folio's sales through further development of its customer list, increased circulation and the development of new catalogs, including home and gift and outlet catalogs, both domestically and in international markets.

  CAPITAL EXPENDITURES

    Saks is committed to expanding and improving its store portfolio. Since the beginning of fiscal 1993, Saks has made capital expenditures of approximately $148 million on new stores, remodels, replacements and expansions and plans to make additional such capital expenditures of approximately $270 million over the next three fiscal years. Management believes that cash generated from Saks' operations, funds available under Saks' credit facility and funds available from lease financing and developer contributions will be sufficient to satisfy Saks' cash requirements over this period. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources--Capital Expenditures".

    Saks Holdings is headquartered at 12 East 49th Street, New York, New York 10017, next to the flagship Saks Fifth Avenue store which occupies the entire block on Fifth Avenue between 49th and 50th Streets in New York City, directly across from Rockefeller Center. Its telephone number is (212) 940-4048. Saks is a wholly-owned subsidiary of Saks Holdings.

                                 THE OFFERINGS



U.S. Offering................................  11,000,000 shares
International Offering.......................  2,750,000 shares
Investcorp Offering..........................  2,250,000 shares
  Total......................................  16,000,000 shares
Common Stock to be outstanding after the
Offerings....................................  60,966,605 shares
Use of proceeds..............................  Saks Holdings intends to contribute the estimated net proceeds of $356 million to
                                                 Saks to enable Saks to reduce its
                                                 outstanding borrowings under Saks' credit
                                                 facility. See "Use of Proceeds".
Proposed NYSE symbol.........................  SKS



    The 11,000,000 shares of Common Stock initially being offered in the United States (the "U.S. Offering"), the 2,750,000 shares of Common Stock concurrently being offered outside the United States (the "International Offering") and the 2,250,000 shares being sold directly by the Company to SFA Capital Limited, an indirect wholly-owned subsidiary of Investcorp S.A. (the "Investcorp Offering"), collectively are referred to in this Prospectus as the "Offerings".


                                  RISK FACTORS

    See "Risk Factors" beginning on page 9 for a description of certain risks relevant to an investment in the Common Stock.


                              RECENT DEVELOPMENTS



    On May 20, 1996, Saks reported its results of operations for the thirteen week period ended May 4, 1996. Net sales increased 20.8% to $464.5 million for the period, compared to $384.6 million for the thirteen weeks ended April 29, 1995. Comparable sales increased by 15.8%. Operating income for the period was $21.3 million, compared to $3.9 million for the comparable period in fiscal 1995. Results for the comparable period in fiscal 1995 reflect impairment and special charges of $8.9 million related to the integration of four former I. Magnin store locations. Excluding these charges, operating income for the period increased $8.4 million, or 66%, from the comparable period in fiscal 1995. Net loss for the period was $3.0 million, compared to $16.5 million for the comparable period in fiscal 1995.



                                                     THIRTEEN WEEKS ENDED
                                                 -----------------------------
                                                 APRIL 29, 1995    MAY 4, 1996
                                                 --------------    -----------
                                                         (IN MILLIONS)
Net sales.....................................       $384.6          $ 464.5
Impairment and special charges................         (8.9)              --
Operating income..............................          3.9             21.3
Net income (loss).............................        (16.6)            (3.0)

                      SUMMARY CONSOLIDATED FINANCIAL DATA

    The summary historical consolidated financial data presented below have been derived from the audited Consolidated Financial Statements for each of the five fiscal years in the period ended February 3, 1996, and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations", the Consolidated Financial Statements and Notes thereto and the other financial information included elsewhere in this Prospectus.

                                            FISCAL       FISCAL       FISCAL       FISCAL       FISCAL
                                             1991         1992         1993         1994         1995
                                          ----------   ----------   ----------   ----------   ----------
                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net sales...............................  $1,269,383   $1,343,496   $1,395,536   $1,418,163   $1,686,787
Cost of sales, including buying and
occupancy...............................    (922,682)    (933,115)    (975,360)    (979,650)  (1,168,692)
                                          ----------   ----------   ----------   ----------   ----------
 Gross margin...........................     346,701      410,381      420,176      438,513      518,095
Selling, general and administrative
expenses................................    (387,521)    (396,010)    (394,828)    (370,441)    (438,603)
Management fees (1).....................      (2,000)      (2,000)      (2,000)      (2,000)      (7,000)
Impairment and special charges (2)......          --           --     (177,731)          --      (36,415)
                                          ----------   ----------   ----------   ----------   ----------
 Operating income (loss)................     (42,820)      12,371     (154,383)      66,072       36,077
Interest expense, net...................    (126,164)     (89,458)     (73,822)     (76,155)     (94,181)
                                          ----------   ----------   ----------   ----------   ----------
 Income (loss) from operations before
   income taxes and extraordinary
charge..................................    (168,984)     (77,087)    (228,205)     (10,083)     (58,104)
Income taxes (3)........................          --           --           --           --           --
                                          ----------   ----------   ----------   ----------   ----------
 Income (loss) before extraordinary
charge..................................    (168,984)     (77,087)    (228,205)     (10,083)     (58,104)
Extraordinary charge (4)................     (11,488)      (8,376)     (27,640)        (535)      (5,991)
                                          ----------   ----------   ----------   ----------   ----------
 Net income (loss)......................  $ (180,472)  $  (85,463)  $ (255,845)  $  (10,618)  $  (64,095)
                                          ----------   ----------   ----------   ----------   ----------
                                          ----------   ----------   ----------   ----------   ----------
 Net income (loss) per share before
extraordinary charge....................  $    (5.63)  $    (1.93)  $    (5.07)  $     (.22)  $    (1.29)
                                          ----------   ----------   ----------   ----------   ----------
                                          ----------   ----------   ----------   ----------   ----------
 Net income (loss) per share............  $    (6.02)  $    (2.14)  $    (5.68)  $     (.24)  $    (1.43)
                                          ----------   ----------   ----------   ----------   ----------
                                          ----------   ----------   ----------   ----------   ----------
Weighted average number of shares
outstanding.............................      30,000       40,015       45,030       45,010       44,955
                                          ----------   ----------   ----------   ----------   ----------
                                          ----------   ----------   ----------   ----------   ----------

                                                                         FEBRUARY 3, 1996
                                                                  ------------------------------
                                                                    ACTUAL       AS ADJUSTED (5)
                                                                  ----------     ---------------
                                                                          (IN THOUSANDS)
BALANCE SHEET DATA:
Inventories....................................................   $  339,723       $   339,723
Property and equipment.........................................      780,264           780,264
Total assets...................................................    1,366,187         1,402,685
Total debt (6).................................................      975,942           659,256
Stockholders' equity...........................................       83,175           436,360

                                              FISCAL      FISCAL       FISCAL      FISCAL      FISCAL
                                               1991        1992         1993        1994        1995
                                             --------    ---------    --------    --------    --------
                                             (DOLLARS IN THOUSANDS, EXCEPT SALES PER SQUARE FOOT DATA)
OTHER DATA:
Change in comparable sales (7)............       (1.9%)        3.4%        1.7%        5.6%       10.6%
Retail sales per average square foot (8):
 Full-line and resort.....................   $    251    $     258    $    264    $    288    $    311
 Off 5th..................................   $    411    $     452    $    440    $    362    $    352
Gross margin rate.........................       27.3%        30.5%       30.1%       30.9%       30.7%
Selling, general and administrative
expense rate..............................       30.5%        29.5%       28.3%       26.1%       26.0%
EBIT (9)..................................   $(40,820)   $  14,371    $ 25,348    $ 68,072    $ 79,492
Depreciation and amortization.............   $ 87,737    $  89,035    $ 86,812    $ 67,974    $ 66,766
Capital expenditures......................   $ 50,387    $  67,521    $ 49,752    $ 71,713    $ 87,028
Number of stores:
 Full-line and resort--beginning of
                     period...............         47           48          49          49          45
                 --opened.................          1            1          --           1           2
                 --closed.................         --           --          --          (5)         (2)
                                             --------    ---------    --------    --------    --------
                 --end of period..........         48           49          49          45          45
                                             --------    ---------    --------    --------    --------
                                             --------    ---------    --------    --------    --------
 Off 5th         --beginning of period....          1            1           3           4           8
                 --opened.................         --            2           1           4          11
                                             --------    ---------    --------    --------    --------
                 --end of period..........          1            3           4           8          19
                                             --------    ---------    --------    --------    --------
                                             --------    ---------    --------    --------    --------
End of period gross square feet:
 Full-line and resort.....................      4,888        4,918       4,959       4,549       4,806
 Off 5th..................................         26           83         114         227         456
CASH FLOW DATA (10):
Net cash provided by (used in) operating
activities................................   $ 69,377    $ (27,470)   $ 15,583    $ 53,791    $ (6,105)
Net cash provided by (used in) investing
activities................................   $ 11,228    $  42,590    $(30,254)   $ (1,746)   $(57,072)
Net cash provided by (used in) financing
activities................................   $(78,166)   $ (13,206)   $ 15,098    $(47,906)   $ 60,176


------------
 (1) Management fees represent amounts paid or payable to III, an affiliate of Investcorp. Such fees relate to advisory services on matters that include review of operating performance, treasury activities and other strategic planning and real estate alternatives. Such management fees will not be paid following the Offerings.

 (2) Impairment and special charges represent costs associated with (i) adjustments to long-lived assets, an early retirement program and store closings and space reductions in fiscal 1993 and (ii) distribution center exit costs, integration of former I. Magnin locations and write-off of capitalized EDP software in fiscal 1995. See Note 3 to Consolidated Financial Statements.

 (3) At February 3, 1996 Saks had a net operating loss carryforward of $728 million which may be used to reduce taxes payable on future taxable income. The carryforward begins to expire in 2005 if not used in full. See Note 9 to Consolidated Financial Statements.

 (4) The extraordinary charge in each year relates to early extinguishment of debt. See Note 5 to Consolidated Financial Statements.


 (5) Adjusted to give effect to (i) the sale of 16,000,000 shares of Common Stock in the Offerings and the application of the net proceeds therefrom to repay $317 million of debt and (ii) the write-off of $2.6 million of deferred financing costs resulting from repayment of term loans outstanding under Saks' credit facility.


 (6) Includes obligations under capital leases. See Note 10 to Consolidated Financial Statements.

 (7) Comparable sales represents (i) net sales of stores (excluding major store expansions) open in both reporting periods for the portion of such period open and (ii) Folio net sales. In fiscal 1995, comparable sales excludes the impact of the 53rd week.

 (8) Sales per average square foot in each fiscal year represent net sales for such full fiscal year divided by the average of total gross square feet of store buildings. The number for fiscal 1994 excludes net sales and square feet for stores identified in the store closing and downsizing program.

 (9) EBIT represents earnings before interest expense, net, income taxes, management fees and impairment and special charges. Saks Holdings has included information concerning EBIT because management believes that it is a widely used comparative measure for Saks Holdings' peer group and that, net of depreciation and amortization, it is useful information regarding a company's ability to service and incur debt. EBIT should not be considered in isolation or as a substitute for net income, cash flows, operating income or other consolidated income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity.

(10) For more information regarding cash flow data, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and the Consolidated Financial Statements included elsewhere in this Prospectus.

                                  RISK FACTORS

    Prospective purchasers of shares of Common Stock should consider carefully the following risk factors relating to the Offerings and the business of Saks Holdings, together with the information and financial data set forth elsewhere in this Prospectus, prior to making an investment decision.

RELIANCE ON FIFTH AVENUE STORE

    Saks' flagship Fifth Avenue store in New York City accounted for approximately 22% of consolidated net sales in fiscal 1995 and plays a significant role in marketing the Saks Fifth Avenue name. The loss of, or any significant impairment to the operations of, the Fifth Avenue store could have a material adverse effect on Saks' results of operations and financial condition. See "Business--Full-Line and Resort Stores".

INDEBTEDNESS AND LIQUIDITY

    Saks Holdings is a holding company with no business operations of its own. Saks Holdings' only material asset is the outstanding capital stock of Saks.


    Saks had outstanding indebtedness of $975.9 million at February 3, 1996, bearing interest at a weighted average rate of 8.6%. Any default by Saks with respect to its outstanding indebtedness, or any inability on the part of Saks to obtain necessary liquidity, would have a material adverse effect on Saks Holdings' results of operations and financial condition. As of February 3, 1996, after giving effect to the consummation of the Offerings and the application of the net proceeds therefrom (at an assumed initial public offering price of $24 per share, the midpoint of the range of initial public offering prices set forth on the cover page of this Prospectus, and after deducting the underwriting discount and estimated expenses of the Offerings), the consolidated indebtedness of Saks would have been approximately $659.3 million. Such indebtedness would have had an average interest rate of 9.1% and Saks would have had interest expense, net, of $66.3 million during fiscal 1995. Although the application of the net proceeds from the Offerings will result in a permanent reduction of the principal amount of the term loans outstanding under Saks' credit facility, it will not reduce amounts available to Saks under its revolving credit facility. The revolving credit facility permits Saks to borrow funds for working capital and capital expenditure purposes, including store acquisitions. See "Use of Proceeds" and "Description of Certain Indebtedness". The level of consolidated indebtedness of Saks could have important consequences to the holders of Common Stock, including the following: (i) a substantial portion of Saks' cash flow from operations must be dedicated to the payment of principal of and interest on its indebtedness and will not be available for other purposes; (ii) the ability of Saks to obtain financing in the future for working capital needs, capital expenditures, acquisitions, investments, general corporate purposes or other purposes may be materially limited or impaired; and (iii) Saks' level of indebtedness may reduce its flexibility to respond to changing business and economic conditions. See "Description of Certain Indebtedness".


IMMEDIATE AND SUBSTANTIAL DILUTION


    Purchasers of Common Stock in the Offerings will experience immediate and substantial dilution in the net tangible book value of their Common Stock. The current net tangible book value per share is $(1.09). At an assumed initial public offering price of $24 per share, the mid-point of the range of the initial public offering prices set forth on the cover page of this Prospectus, current stockholders would experience an increase in net tangible book value per share of $6.12 and purchasers of shares in the Offerings would experience dilution in net tangible book value of $18.97 per share. See "Dilution".

NO DIVIDENDS

    Saks Holdings currently does not intend to pay any cash dividends on the Common Stock. Saks Holdings is a holding company with no business operations of its own. Saks Holdings therefore is dependent upon payments, dividends and distributions from Saks for funds to pay its expenses and to pay future cash dividends or distributions, if any, to holders of the Common Stock. Saks currently intends to retain any earnings for support of its working capital, repayment of indebtedness, capital expenditures and general corporate purposes. Saks has no current intention of paying dividends or making other distributions to Saks Holdings in excess of amounts necessary to pay Saks Holdings' operating expenses and taxes. Saks' credit facility and subordinated debt contain restrictions on Saks' ability to pay dividends or make other distributions to Saks Holdings. Saks' credit facility and subordinated note indenture provide that Saks may not declare any dividends or make any other payments or distributions to Saks Holdings except for amounts necessary (i) to pay Saks Holdings' operating expenses up to $4 million per fiscal year and (ii) to pay Saks Holdings' taxes. See "Dividend Policy" and "Description of Certain Indebtedness-- Credit Agreement" and "Description of Certain Indebtedness--Subordinated Debt".

RECENT LOSSES

    Saks Holdings incurred net losses of $180.5 million, $85.5 million, $255.8 million, $10.6 million and $64.1 million, respectively, during the five year period from fiscal 1991 through fiscal 1995. Saks also incurred operating losses in fiscal 1991 and 1993. Saks' interest expense, net, was $126.2 million in fiscal 1991, $89.5 million in fiscal 1992, $73.8 million in fiscal 1993, $76.2 million in fiscal 1994 and $94.2 million in fiscal 1995. See "Management's Discussion and Analysis of Financial Condition and Results of Operations". There can be no assurance that Saks will attain profitability or achieve continued growth in operating performance.

RELOCATION OF DISTRIBUTION FACILITY

    Saks plans to relocate its primary distribution center from Yonkers, New York to a new facility in Aberdeen, Maryland, which is scheduled to open in early 1997. The Aberdeen distribution center may be operated simultaneously with the Yonkers distribution center for up to six months as the new facility is brought on-line, after which time the Yonkers distribution center will be closed. Any significant disruptions in inventory delivery, storage or distribution during transition to the new facility could have a material adverse effect on Saks' ability to receive inventory, deliver inventory to its stores or locate and ship its Folio merchandise, which in turn could negatively affect Saks' financial condition and results of operations. See "Business--Distribution Facilities".

INTRODUCTION OF NEW MIS SYSTEM

    Saks has made and continues to make substantial investments in information systems designed to support its business strategy. Saks' capital expenditures on information systems in fiscal 1993, fiscal 1994 and fiscal 1995 aggregated $21 million, and Saks plans additional capital expenditures of approximately $43 million over the next three fiscal years on such systems. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources". These new information systems are scheduled to be implemented by early 1997. The new information systems will be operated simultaneously with Saks' present information systems for up to six months as the new systems are brought on-line, after which time use of the existing information systems will be terminated. Any significant disruptions in the use of Saks' information systems resulting from the transition to the new system could have an adverse effect on Saks' ability to conduct its operations and may adversely affect financial condition and results of operations. See "Business--Management Information Systems" and "Business--Business Strategy".

CONTROL BY PRINCIPAL STOCKHOLDERS


    Upon consummation of the Offerings, existing stockholders, some of whom are affiliates of Investcorp and others of whom frequently co-invest with Investcorp, may be deemed to be the beneficial owners of approximately 78% of the outstanding shares of Common Stock. Until such time, if ever, that there is a significant decrease in the percentage of outstanding shares held by such stockholders, these stockholders will be able to control Saks Holdings through their ability to determine the outcome of votes of stockholders regarding, among other things, election of directors and approval of significant transactions. In particular, Investcorp, as the beneficial owner of 17.28% of the Common Stock of Saks Holdings after the Offerings and with representatives on the board of directors of Saks Holdings, may be able to exert influence over the operations of Saks Holdings and Saks. In addition, executive officers, directors and senior management of Saks Holdings and Saks will own an aggregate of approximately 3,016,190 shares, or 4.7%, of Common Stock after the Offerings on a fully-diluted basis, giving effect to the exercise of all outstanding options held by such officers, directors and management. See "Principal Stockholders".


DEPENDENCE ON KEY PERSONNEL

    The recent growth and development of Saks has been largely dependent upon the services of Philip Miller, Chairman of Saks, Brian Kendrick, Vice Chairman of Saks, and Rose Marie Bravo, President of Saks. The loss of Mr. Miller's, Mr. Kendrick's or Ms. Bravo's services could have a material adverse effect on Saks. Neither Saks Holdings nor Saks maintains any key-man or similar insurance policies. See "Management".

SENSITIVITY TO ECONOMIC CONDITIONS; CHANGING CONSUMER PREFERENCES

    The retail apparel business is dependent upon the level of consumer spending, which may be adversely affected by an economic downturn or a decline in consumer confidence. An economic downturn, particularly in the Northeast and other regions from which Saks derives a significant portion of its net sales, could have a material adverse effect on Saks' results of operations and financial condition. In addition, Saks' success depends in part upon its ability to anticipate and respond to changing consumer preferences and fashion trends in a timely manner. Although Saks attempts to stay abreast of emerging lifestyle and consumer preferences affecting its merchandise, any sustained failure by Saks to identify and respond to such trends would have a material adverse effect on Saks' business, results of operations and financial condition.

SEASONALITY

    The retail apparel industry is seasonal in nature, with a high proportion of sales and operating income generated in November and December. During fiscal 1994 and fiscal 1995, the fourth quarter provided approximately 31% and 32%, respectively, of Saks' net sales and the majority of its operating income. As a result, Saks' operating results depend significantly on the holiday selling season. Operating results usually are weakest in the second quarter of Saks' fiscal year. Working capital requirements fluctuate during the year, increasing substantially in October and November in anticipation of the holiday selling season as significantly higher inventory levels are necessary. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Seasonality and Quarterly Fluctuations".

COMPETITION

    All aspects of the retail industry, including attracting customers, securing merchandise and locating appropriate retail sites, are highly competitive. Saks competes for customers in this industry primarily with large specialty apparel retailers, better department stores, national apparel chains, designer boutiques and individual specialty apparel stores. Many of these competitors are larger and have significantly greater financial resources than Saks. See "Business--Competition".

EFFECT OF CERTAIN CHARTER, CHANGE OF CONTROL AND STATUTORY PROVISIONS


    Saks Holdings' Board of Directors is authorized, subject to certain limitations prescribed by law, to issue up to 10 million shares of preferred stock in one or more classes or series and to fix the designations, powers, preferences, rights, qualifications, limitations or restrictions, including voting rights, of those shares without any further vote or action by stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of Saks Holdings. Saks Holdings has no current plans to issue shares of preferred stock. Saks' credit facility and subordinated indebtedness contain provisions that, under certain circumstances, will cause such indebtedness to become due upon the occurrence of a change of control of Saks. See "Description of Certain Indebtedness--Credit Agreement" and "--Subordinated Debt". These provisions could have the effect of making it more difficult for a third party to acquire control of Saks Holdings. See "Description of Capital Stock--Preferred Stock".


    Saks Holdings is subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. See "Description of Capital Stock--Certain Provisions of Delaware Law".

ABSENCE OF PUBLIC MARKET FOR THE COMMON STOCK; POSSIBLE VOLATILITY OF STOCK
PRICE

    Prior to the Offerings, there has been no public market for the Common Stock. There can be no assurance that an active public market for the Common Stock will develop or be sustained after the Offerings. The initial public offering price will be determined by negotiations between Saks and the representatives of the Underwriters, and may bear no relationship to the market price of the Common Stock after the Offerings. See "Underwriting". Subsequent to the Offerings, prices for the Common Stock will be determined by the market and may be influenced by a number of factors, including the depth and liquidity of the market for the Common Stock, investor perceptions of Saks and other apparel retailers and general economic and other conditions.

SUBSTANTIAL AMOUNT OF COMMON STOCK ELIGIBLE FOR FUTURE SALE

    Upon consummation of the Offerings, 60,966,605 shares of Common Stock will be outstanding. The 16,000,000 shares sold in the Offerings will be freely transferable without restriction under the Securities Act of 1933, as amended (the "Securities Act"), except for shares acquired in the Offerings by "affiliates" of Saks Holdings as that term is defined in Rule 144 under the Securities Act. The remaining 44,966,605 outstanding shares of Common Stock are deemed to be "restricted securities" as that term is defined in Rule 144, all of which are eligible for sale in the public market in compliance with Rule 144. Subject to certain exceptions, Saks Holdings and certain stockholders of Saks Holdings (who in the aggregate hold 44,966,605 shares of Common Stock) have agreed with the representatives of the Underwriters that they will not offer, issue, pledge, sell, transfer or otherwise dispose of any shares of Common Stock or securities convertible into or exercisable or exchangeable for shares of Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of the representatives of the Underwriters. See "Principal Stockholders" and "Underwriting".


    At the expiration of the 180-day period described above, or earlier with the written consent of the representatives of the Underwriters, the holders of 36,415,650 shares of Common Stock will have the right to sell shares of Common Stock without regard to the volume or the other limitations of Rule 144 under the Securities Act.

    Saks Holdings intends to file a registration statement on Form S-8 under the Securities Act to register the sale of the 6,209,045 shares of Common Stock reserved for issuance under its Senior Management Stock Incentive Plan and 1996 Management Stock Incentive Plan. As a result, any shares issued upon exercise of stock options granted under such plans will be available, subject to special rules for affiliates, for resale in the public market after the effective date of such registration statement, subject to applicable lock-up arrangements. See "Management--Stock Incentive Plans".


    No prediction can be made as to the effect, if any, that future sales of shares of Common Stock or the availability of shares of Common Stock for future sale would have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock in the public market following the Offerings, or the perception that such sales could occur, could have an adverse effect on prevailing market prices for the Common Stock. See "Shares Eligible for Future Sale" and "Underwriting".


                                DIVIDEND POLICY

    Saks Holdings currently does not intend to pay any cash dividends on the Common Stock.

    Saks Holdings is a holding company with no business operations of its own. Saks Holdings therefore is dependent upon payments, dividends and distributions from Saks for funds to pay dividends to stockholders of Saks Holdings. Saks currently intends to retain any earnings for support of its working capital, repayment of indebtedness, capital expenditures and other general corporate purposes. Saks has no current intention of paying dividends or making other distributions to Saks Holdings in excess of amounts necessary to pay Saks Holdings' operating expenses and taxes. Saks' credit facility and subordinated debt contain restrictions on Saks' ability to pay dividends or make payments or other distributions to Saks Holdings. See "Risk Factors--No Dividends", "Description of Certain Indebtedness--Credit Agreement" and "Description of Certain Indebtedness--Subordinated Debt".

                                USE OF PROCEEDS


    The net proceeds to Saks Holdings from the sale of the 16,000,000 shares of Common Stock offered hereby (at an assumed initial public offering price of $24 per share, the midpoint of the range of initial public offering prices set forth on the cover page of this Prospectus, and after deducting the underwriting discount and estimated expenses of the Offerings) are estimated to be $356 million. Saks Holdings intends to contribute substantially all of the net proceeds to Saks to enable Saks to (i) prepay outstanding term loans under the credit facility in an amount equal to one-third of such net proceeds and (ii) reduce its outstanding balance under the revolving credit facility in an amount equal to two-thirds of such net proceeds. Although the application of the net proceeds will result in a permanent reduction of the principal amount of the term loans, it will not reduce amounts available to Saks under the revolving credit facility. The revolving credit facility permits Saks to borrow funds for working capital and capital expenditure purposes, including store acquisitions. Saks from time to time may consider store acquisitions as part of its business strategy, although Saks currently does not have any understandings or agreements with respect to potential acquisitions. For information on interest rates and terms of the credit facility, see "Description of Certain Indebtedness--Credit Agreement" and Note 5 to Consolidated Financial Statements.

                                 CAPITALIZATION


    The following table sets forth the consolidated capitalization of Saks Holdings at February 3, 1996 and as adjusted as of such date to give effect to the issuance and sale of the 16,000,000 shares of Common Stock offered hereby (at an assumed initial public offering price of $24 per share, the midpoint of the range of initial public offering prices set forth on the cover page of this Prospectus, and after deducting the underwriting discount and estimated expenses of the Offerings) and the application of the net proceeds therefrom. This table should be read in conjunction with the Consolidated Financial Statements and the notes thereto included elsewhere in this Prospectus.


                                                                         FEBRUARY 3, 1996
                                                                     ------------------------
                                                                                       AS
                                                                       ACTUAL       ADJUSTED
                                                                     ----------    ----------
                                                                      (DOLLARS IN THOUSANDS)
Short-term debt (including current maturities)....................   $   31,235    $   21,909
                                                                     ----------    ----------
                                                                     ----------    ----------
Long-term debt
  Senior credit facility (1)......................................   $  459,398    $  152,038
  Subordinated debt (1)...........................................       50,000        50,000
  REMIC certificates (1)..........................................      330,841       330,841
  Obligations under capital leases (2)............................      104,468       104,468
                                                                     ----------    ----------
    Total long-term debt..........................................   $  944,707    $  637,347
                                                                     ----------    ----------
                                                                     ----------    ----------
Stockholders' equity:
  Preferred stock, par value $.01 per share; 10 million shares
authorized, no shares issued and outstanding......................           --            --
  Common Stock, par value $.01 per share; 150 million shares authorized, 45,089,000 issued and 44,957,680 shares
outstanding (60,958,000 shares outstanding as adjusted) (3)(4)....          450           610
  Additional paid-in capital (4)..................................      922,424     1,278,024
  Accumulated deficit (5).........................................     (839,117)     (841,692)
  Treasury stock, at cost (4).....................................         (582)         (582)
                                                                     ----------    ----------
    Total stockholders' equity....................................       83,175       436,360
                                                                     ----------    ----------
    Total capitalization..........................................   $1,059,117    $1,095,616
                                                                     ----------    ----------
                                                                     ----------    ----------


------------

(1) See Note 5 to Consolidated Financial Statements.

(2) See Note 10 to Consolidated Financial Statements.


(3) Does not include 8,925 shares sold to employees in February 1996. See Note 7 to Consolidated Financial Statements.


(4) See Notes 6 and 15 to Consolidated Financial Statements.

(5) Reflects the write-off of $2.6 million deferred financing costs resulting from the repayment of the term loans under the credit facility with the net proceeds of the Offerings.

                                    DILUTION


    The net tangible book value of Saks Holdings at February 3, 1996 was $(48.8) million, or $(1.09) per share of Common Stock. Net tangible book value per share represents the amount of tangible assets of Saks Holdings, less total liabilities, divided by the number of outstanding shares of Common Stock. Without taking into account any other changes in net tangible book value after February 3, 1996, other than to give effect to the sale by Saks Holdings of 16,000,000 shares of Common Stock offered hereby (at an assumed initial public offering price of $24 per share, the midpoint of the range of initial public offering prices set forth on the cover page of this Prospectus, and after deducting underwriting discount and estimated expenses of the Offerings), and the application of the estimated net proceeds therefrom, the pro forma net tangible book value of Saks Holdings at February 3, 1996 would have been $307.0 million, or $5.03 per share. This represents an immediate increase in net tangible book value of $6.12 per share of Common Stock to existing stockholders and an immediate dilution of approximately $18.97 per share to new investors purchasing shares in the Offerings. The following table illustrates the per share book value dilution to new investors:



Assumed initial public offering price per share...........................             $   24
  Net tangible book value per share before the Offerings..................   $(1.09)
  Increase per share attributable to the Offerings........................     6.12
Pro forma net tangible book value per share after the Offerings...........               5.03
                                                                                       ------
Net tangible book value dilution per share to new investors(1)............             $18.97
                                                                                       ------
                                                                                       ------


------------

(1) Dilution is determined by subtracting pro forma net tangible book value per share after the Offerings from the assumed initial public offering price per share of Common Stock.


    The following table sets forth as of February 3, 1996 the number of shares of Common Stock purchased from Saks Holdings and outstanding on February 3, 1996, the total consideration paid to Saks Holdings and the average price paid per share of Common Stock (at an assumed initial public offering price of $24 per share, the midpoint of the range of initial public offering prices set forth on the cover page of this Prospectus).



                                                             CONSIDERATION PAID TO
                                         COMMON SHARES           SAKS HOLDINGS
                                           PURCHASED        ------------------------     AVERAGE
                                       -----------------       AMOUNT                   PRICE PER
                                       NUMBER    PERCENT    (IN MILLIONS)    PERCENT      SHARE
                                       ------    -------    -------------    -------    ---------
Existing stockholders...............   44,958       74%        $   899          70%      $ 20.00
New investors.......................   16,000       26             384          30         24.00
                                       ------    -------    -------------    -------
Total...............................   60,958      100%        $ 1,283         100%
                                       ------    -------    -------------    -------
                                       ------    -------    -------------    -------

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The selected consolidated financial data presented below have been derived from the audited Consolidated Financial Statements for each of the five years in the period ended February 3, 1996, and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations", the Consolidated Financial Statements and Notes thereto and the other financial information included elsewhere in this Prospectus.

                                         FISCAL       FISCAL       FISCAL       FISCAL       FISCAL
                                          1991         1992         1993         1994         1995
                                       ----------   ----------   ----------   ----------   ----------
                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net sales............................  $1,269,383   $1,343,496   $1,395,536   $1,418,163   $1,686,787
Cost of sales, including buying and
occupancy............................    (922,682)    (933,115)    (975,360)    (979,650)  (1,168,692)
                                       ----------   ----------   ----------   ----------   ----------
 Gross margin........................     346,701      410,381      420,176      438,513      518,095
Selling, general and administrative
expenses.............................    (387,521)    (396,010)    (394,828)    (370,441)    (438,603)
Management fees (1)..................      (2,000)      (2,000)      (2,000)      (2,000)      (7,000)
Impairment and special charges (2)...          --           --     (177,731)          --      (36,415)
                                       ----------   ----------   ----------   ----------   ----------
Operating income (loss)..............     (42,820)      12,371     (154,383)      66,072       36,077
Interest expense, net................    (126,164)     (89,458)     (73,822)     (76,155)     (94,181)
                                       ----------   ----------   ----------   ----------   ----------
 Income (loss) from operations before
income taxes and extraordinary
charge...............................    (168,984)     (77,087)    (228,205)     (10,083)     (58,104)
Income taxes (3).....................          --           --           --           --           --
                                       ----------   ----------   ----------   ----------   ----------
 Income (loss) before extraordinary
charge...............................    (168,984)     (77,087)    (228,205)     (10,083)     (58,104)
Extraordinary charge (4).............     (11,488)      (8,376)     (27,640)        (535)      (5,991)
                                       ----------   ----------   ----------   ----------   ----------
 Net income (loss)...................  $ (180,472)  $  (85,463)  $ (255,845)  $  (10,618)  $  (64,095)
                                       ----------   ----------   ----------   ----------   ----------
                                       ----------   ----------   ----------   ----------   ----------
 Net income (loss) per share before
extraordinary charge.................  $    (5.63)  $    (1.93)  $    (5.07)  $     (.22)  $    (1.29)
                                       ----------   ----------   ----------   ----------   ----------
                                       ----------   ----------   ----------   ----------   ----------
Net income (loss) per share..........  $    (6.02)  $    (2.14)  $    (5.68)  $     (.24)  $    (1.43)
                                       ----------   ----------   ----------   ----------   ----------
                                       ----------   ----------   ----------   ----------   ----------
Weighted average number of shares
outstanding..........................      30,000       40,015       45,030       45,010       44,955
                                       ----------   ----------   ----------   ----------   ----------
                                       ----------   ----------   ----------   ----------   ----------

                                 FEBRUARY 1,    JANUARY 30,    JANUARY 29,    JANUARY 28,    FEBRUARY 3,
                                    1992           1993           1994           1995           1996
                                 -----------    -----------    -----------    -----------    -----------
                                                             (IN THOUSANDS)
BALANCE SHEET DATA:
Inventories...................   $  198,646     $  236,130     $  253,242     $  271,875     $  339,723
Total assets..................    2,541,748      1,470,998      1,305,929      1,289,197      1,366,187
Total debt (5)................    1,146,050        861,666        891,468        874,448        975,942
Stockholders' equity..........      197,074        411,401        159,059        147,194         83,175

                                              FISCAL       FISCAL       FISCAL      FISCAL      FISCAL
                                               1991         1992         1993        1994        1995
                                             ---------    ---------    --------    --------    --------
                                                      (DOLLARS IN THOUSANDS, EXCEPT SALES PER
                                                                 SQUARE FOOT DATA)
OTHER DATA:
Change in comparable sales (6)............       (1.9%)        3.4%        1.7%        5.6%       10.6%
Retail sales per average square foot (7):
 Full-line and resort.....................   $     251    $     258    $    264    $    288    $    311
 Off 5th..................................   $     411    $     452    $    440    $    362    $    352
Gross margin rate.........................       27.3%        30.5%       30.1%       30.9%       30.7%
Selling, general and administrative
expense rate..............................       30.5%        29.5%       28.3%       26.1%       26.0%
EBIT (8)..................................   $ (40,820)   $  14,371    $ 25,348    $ 68,072    $ 79,492
Depreciation and amortization.............   $  87,737    $  89,035    $ 86,812    $ 67,974    $ 66,766
Capital expenditures......................   $  50,387    $  67,521    $ 49,752    $ 71,713    $ 87,028
Number of stores:
 Full-line and resort--beginning of
                     period...............          47           48          49          49          45
                 --opened.................           1            1          --           1           2
                 --closed.................          --           --          --          (5)         (2)
                                             ---------    ---------    --------    --------    --------
                 --end of period..........          48           49          49          45          45
                                             =========    =========    ========    ========    ========
 Off 5th         --beginning of period....           1            1           3           4           8
                 --opened.................          --            2           1           4          11
                                             ---------    ---------    --------    --------    --------
                 --end of period..........           1            3           4           8          19
                                             =========    =========    ========    ========    ========
End of period gross square feet:
 Full-line and resort.....................       4,888        4,918       4,791       4,549       4,806
 Off 5th..................................          26           83         114         227         456
CASH FLOW DATA (9):
Net cash provided by (used in) operating
activities................................   $  69,377    $ (27,470)   $ 15,583    $ 53,791    $ (6,105)
Net cash provided by (used in) investing
activities................................   $  11,228    $  42,590    $(30,254)   $ (1,746)   $(57,072)
Net cash provided by (used in) financing
activities................................   $ (78,166)   $ (13,206)   $ 15,098    $(47,906)   $ 60,176

------------
 (1) Management fees represent amounts paid or payable to III. Such fees relate to advisory services on matters that include review of operating performance, treasury activities and other strategic planning and real estate alternatives. Such management fees will not be paid following the Offerings.

 (2) Impairment and special charges represent costs associated with (i) adjustments to long-lived assets, an early retirement program and store closings and space reductions in fiscal 1993 and (ii) distribution center exit costs, integration of former I. Magnin locations and write-off of capitalized EDP software in fiscal 1995. See Note 3 to Consolidated Financial Statements.

 (3) At February 3, 1996 Saks had a net operating loss carryforward of $728 million which may be used to reduce taxes payable on future taxable income. The carryforward begins to expire in 2005 if not used in full. See Note 9 to Consolidated Financial Statements.

 (4) The extraordinary charge in each year relates to early extinguishment of debt. See Note 5 to Consolidated Financial Statements.

 (5) Includes obligations under capital leases. See Note 10 to Consolidated Financial Statements.

 (6) Comparable sales represents (i) net sales of stores (excluding major store expansions) open in both reporting periods for the portion of such period open and (ii) Folio net sales. In fiscal 1995, comparable sales excludes the impact of the 53rd week.

 (7) Sales per average square foot in each fiscal year represents net sales for such fiscal year divided by the average of total gross square feet of store buildings. The number for the year ended January 28, 1995 excludes net sales and square feet for stores identified in the store closing and downsizing program.

 (8) EBIT represents earnings before interest expense, net, income taxes, management fees and impairment and special charges. Saks Holdings has included information concerning EBIT because management believes that it is a widely used comparative measure for Saks Holdings' peer group and that, net of depreciation and amortization, it is useful information regarding a company's ability to service and incur debt. EBIT should not be considered in isolation or as a substitute for net income, cash flows, operating income or other consolidated income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity.

 (9) For more information regarding cash flow data, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and the Consolidated Financial Statements included elsewhere in this Prospectus.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

  OVERVIEW

    After the 1990 Acquisition, Investcorp recruited a new executive management team to correct recognized weaknesses and develop a new business strategy designed to capitalize on the strength of the Saks franchise. New management began to implement several key initiatives, including: (i) rebuilding Saks' senior corporate, merchandising and store management teams; (ii) creating a more efficient cost structure; (iii) upgrading and differentiating merchandise assortments; (iv) improving the quality of the store portfolio through expansions and renovations and by closing underperforming stores; (v) investing in incremental growth formats including the Off 5th outlet store and Folio catalog businesses; and (vi) developing management information systems to support these activities. By early 1994, management had implemented these important initiatives and developed and began implementing comprehensive, integrated merchandising, service and marketing strategies to position its core retail business for future growth and extend the Saks franchise.

    These initiatives and strategies resulted in improvements in Saks' financial performance. From fiscal 1991 to fiscal 1995, Saks' net sales increased by $417.4 million, or 32.9%, to $1,686.8 million from $1,269.4 million. During this period gross margin increased from 27.3% to 30.7%, and selling, general and administrative expenses as a percentage of net sales decreased from 30.5% to 26.0%. In addition, from fiscal 1991 to fiscal 1995, Saks' interest expense, net, decreased from $126.2 million to $94.2 million and Saks' net loss decreased from $180.5 million to $64.1 million. Operating income increased by $78.9 million from a loss of $42.8 million in fiscal 1991 to income of $36.1 million in fiscal 1995. Operating income is net of management fees paid to III in both fiscal 1991 and fiscal 1995 and in fiscal 1995 is net of special charges of $36.4 million. Management fees to III will be discontinued in fiscal 1996. Operating income excluding these fees and the special charges increased by $120.3 million during this period to $79.5 million. These results were achieved in a retail environment generally characterized by weak consumer spending and intensifying competition. Management believes that Saks' current momentum, as demonstrated in its recent comparable sales performance, is directly attributable to the implementation of these merchandising, service and marketing strategies during fiscal 1994 and fiscal 1995. Saks' comparable sales performance is set forth below.

                          CHANGE IN COMPARABLE SALES*

                                                                            FISCAL      FISCAL
                                                                             1994        1995
                                                                            ------      ------
First quarter............................................................     4.1%       10.2%
Second quarter...........................................................     5.3        11.3
Third quarter............................................................     5.9         9.9
Fourth quarter...........................................................     6.6        11.0

------------

* Represents the percentage increase in (i) net sales of stores (excluding major store expansions) open in both reporting periods for the portion of such periods open, and (ii) Folio net sales. In fiscal 1995, comparable sales excludes the impact of the 53rd week.


  RECENT DEVELOPMENTS



    On May 20, 1996, Saks reported its results of operations for the thirteen week period ended May 4, 1996. Net sales increased 20.8% to $464.5 million for the period, compared to $384.6 million for the thirteen weeks ended April 29, 1995. Comparable sales increased by 15.8%. Operating income for the period was $21.3 million, compared to $3.9 million for the comparable period in fiscal 1995. Results for the comparable period in fiscal 1995 reflect impairment and special charges of $8.9 million related to the integration of four former I. Magnin store locations. Excluding these charges, operating income for the period increased $8.4 million, or 66%, from the comparable period in fiscal 1995. Net loss for the period was $3.0 million, compared to $16.5 million for the comparable period in fiscal 1995.



                                                   THIRTEEN WEEKS ENDED
                                               -----------------------------
                                               APRIL 29, 1995    MAY 4, 1996
                                               --------------    -----------
                                                       (IN MILLIONS)
Net sales...................................       $384.6          $ 464.5
Impairment and special charges..............         (8.9)              --
Operating income............................          3.9             21.3
Net income (loss)...........................        (16.6)            (3.0)


RESULTS OF OPERATIONS

    The following table sets forth selected consolidated financial data expressed as a percent of total net sales for the periods indicated:

                                                            FISCAL       FISCAL       FISCAL
                                                            1993(1)      1994(1)      1995(1)
                                                            -------      -------      -------
Net sales................................................    100.0%       100.0%       100.0%
Cost of sales, including buying and occupancy............    (69.9)       (69.1)       (69.3)
                                                            -------      -------      -------
    Gross margin.........................................     30.1         30.9         30.7
Selling, general and administrative expenses.............    (28.3)       (26.1)       (26.0)
Management fees..........................................     (0.1)        (0.1)        (0.4)
Impairment and special charges...........................    (12.7)        (0.0)        (2.2)
                                                            -------      -------      -------
    Operating income (loss)..............................    (11.0)         4.7          2.1
Interest expense, net....................................     (5.3)        (5.4)        (5.6)
                                                            -------      -------      -------
    Income (loss) from operations before income taxes and
      extraordinary charge...............................    (16.3)        (0.7)        (3.5)
Income taxes.............................................      0.0          0.0          0.0
Extraordinary charge.....................................     (2.0)         0.0         (0.3)
                                                            -------      -------      -------
    Net income (loss)....................................    (18.3)%       (0.7)%       (3.8)%
                                                            -------      -------      -------
                                                            -------      -------      -------

------------

(1) Fiscal 1995 consisted of 53 weeks. Fiscal 1993 and fiscal 1994 each consisted of 52 weeks.

  FISCAL 1995 COMPARED TO FISCAL 1994

    NET SALES. Net sales for fiscal 1995 increased by $268.6 million, or 18.9%, to $1,686.8 million from $1,418.2 million in fiscal 1994. Comparable sales increased by 10.6%. Full-line and resort store net sales increased $193.7 million, or 14.9%, from $1,302.3 million to $1,496.0 million with significant increases resulting from Saks' west coast intensification through the acquisition of four former I. Magnin stores and its strategic focus on its top customer segments, target merchandise categories and high-potential stores. All of Saks' geographic regions experienced increased net sales. The net sales of Off 5th outlet stores increased by $50.8 million, or 88.8%, from $57.2 million to $108.0 million primarily as a result of the addition of 11 new stores. Folio catalog net sales increased by $24.1 million, or 41.9%, from $58.7 million to $82.8 million reflecting increased mailings, new catalog titles and an increase in the average order in fiscal 1995 compared to fiscal 1994.

    COST OF SALES. Cost of sales includes the cost of merchandise sold and buying and occupancy costs. Cost of sales increased from $979.7 million, or 69.1% of net sales, in fiscal 1994 to $1,168.7 million, or 69.3% of net sales in fiscal 1995. This increase as a percentage of net sales resulted from the increased penetration of lower margin Off 5th sales, which increased the cost of sales rate by .7%, partially offset by slightly higher retail and Folio gross margins, which decreased the cost of sales rate by .2%, and improved leverage of buying and occupancy costs, which decreased the cost of sales rate by .3%. The change in mix of merchandise assortments featured in full-line and resort stores did not have a significant impact on cost of sales. The inclusion of leased department sales in net sales and the portion of such sales remitted to the leased department operator in cost of sales increased the cost of sales rate by .6% and .7% in fiscal 1994 and fiscal 1995, respectively.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased from $370.4 million, or 26.1% of net sales, in fiscal 1994 to $438.6 million, or 26.0% of net sales, in fiscal 1995. This decrease as a percentage of net sales was achieved as a result of lower depreciation and amortization and improved store expense leverage, which decreased the selling, general and administrative expense rate by 1.7%, offset in part by slightly lower finance charge income net of securitization costs and higher bad debt charges, which increased the selling, general and administrative expense rate by .6%, as well as investments in Saks' central organization (management information systems, merchandising, training and communications and planning) to better position Saks for future growth, which increased the selling, general and administrative expense rate by 1.0%. Selling, general and administrative expenses are net of gross finance charge income of $56.6 million and $69.1 million in fiscal 1994 and fiscal 1995, respectively. Finance charge income net of accounts receivable securitization costs was $34.4 million and $37.1 million in fiscal 1994 and fiscal 1995, respectively.

    MANAGEMENT FEES. Management fees paid to III, an affiliate of Investcorp, increased from $2 million in fiscal 1994 to $7 million in fiscal 1995. This increase reflected the payment of fees for additional advisory services relating to strategic planning and real estate alternatives rendered in fiscal 1995. No consulting, management and advisory fees will be paid pursuant to these arrangements following the Offerings.

    IMPAIRMENT AND SPECIAL CHARGES. Impairment and special charges of $36.4 million were recorded in fiscal 1995. These charges consist of $19.0 million relating to exit costs associated with the Yonkers distribution facility (write-down to net realizable value, severance and occupancy costs following exit), $8.9 million of costs to integrate four former I. Magnin store locations and $8.5 million to write-down capitalized EDP software which became obsolete. The anticipated costs of relocating distribution activities to the Aberdeen distribution facility have not been accrued and are not expected to materially impact future results. Additionally, Saks will receive incentive payments from various government agencies which are expected to approximate these costs.

    OPERATING INCOME. Operating income decreased to $36.1 million in fiscal 1995 from $66.1 million in fiscal 1994. This decrease was a result of the $5 million increase in management fees and the $36.4 million of special charges discussed above. Excluding these items, operating income increased to $77.5 million in fiscal 1995, an increase of $11.4 million or 17.3%.

    INTEREST EXPENSE. Interest expense increased by $18.0 million in fiscal 1995 to $94.2 million from $76.2 million in fiscal 1994. The increase resulted primarily from a general increase in short-term interest rates and increased costs associated with the refinancing in May 1995 of Euronotes with REMIC certificates, as well as increased borrowing levels to support Saks' working capital growth and capital expenditures.

  FISCAL 1994 COMPARED TO FISCAL 1993

    NET SALES. Net sales for fiscal 1994 were $1,418.2 million, an increase of $22.6 million, or 1.6%, from net sales of $1,395.5 million in fiscal 1993. Comparable sales increased 5.6%. Full-line and resort store net sales increased by $2.7 million. This increase resulted from significant net sales gains at the New York Fifth Avenue store and recently remodeled stores offset by the closure of five stores and by weak net sales in the Florida markets. The net sales of Off 5th stores increased by $14.3 million, or 33.3% from $42.9 million to $57.2 million, primarily as a result of opening four stores. Folio catalog net sales increased by $6.7 million, or 13.0%, from $51.6 million to $58.3 million.

    COST OF SALES. Cost of sales increased from $975.4 million, or 69.9% of net sales, in fiscal 1993 to $979.7 million, or 69.1% of net sales, in fiscal 1994. This decrease as a percentage of net sales was primarily due to lower net markdowns, which decreased the cost of sales rate by .5%, and improved leverage of buying and occupancy costs, which decreased the cost of sales rate by .5%, and occurred despite an increase in penetration of lower margin Off 5th sales, which increased the cost of sales rate by .2%. The inclusion of leased department sales in net sales and the portion of such sales remitted to the leased department operator in cost of sales increased the cost of sales rate by
 .6% and .6% in fiscal 1993 and fiscal 1994, respectively.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses decreased from $394.8 million, or 28.3% of net sales, in fiscal 1993 to $370.4 million, or 26.1% of net sales, in fiscal 1994. The decrease as a percentage of net sales is primarily due to lower depreciation and amortization in fiscal 1994 resulting from the impairment and special charges recorded in fiscal 1993. Additionally, selling, general and administrative expenses in fiscal 1994 versus fiscal 1993 were reduced by higher finance charge income net of accounts receivable securitization costs and bad debt charges, which decreased the selling, general and administrative expense rate by .5%. The higher finance charge income resulted from higher receivable balances associated with the change in payment terms on Saks' proprietary credit card program. Selling, general and administrative expenses are net of gross finance charge income of $45.8 million and $56.6 million in fiscal 1993 and fiscal 1994, respectively. Finance charge income net of accounts receivable securitization costs was $30.4 million and $34.4 million in fiscal 1993 and fiscal 1994, respectively.

    MANAGEMENT FEES. Saks paid management fees of $2 million to III in both fiscal 1993 and fiscal 1994. Such fees relate to advisory services on matters that include review of operating performance, treasury activities and other strategic planning and real estate alternatives.

    IMPAIRMENT AND SPECIAL CHARGES. Impairment and special charges of $177.7 million were recorded in fiscal 1993. These charges consist of $118.0 million to reduce the carrying value of property and equipment, goodwill and intangible assets, $40.2 million relating to store closings and downsizings (write-down of property and equipment to net realizable value, lease related costs, inventory liquidations and severance) and $19.5 million related to an early retirement program.

    OPERATING INCOME. Operating income increased to $66.1 million in fiscal 1994 from an operating loss of $154.4 million in fiscal 1993. This increase was partially a result of the $177.7 million impairment and special charge recorded in fiscal 1993. Excluding this charge, fiscal 1994 operating income increased by $42.8 million, or 183.7%, from $23.3 million in fiscal 1993.

    INTEREST EXPENSE. Interest expense for fiscal 1994 increased by $2.3 million to $76.2 million from $73.8 million in fiscal 1993 due primarily to higher interest rates on Saks' floating rate debt, which increase was partially offset by the refinancing and repayment of certain high cost debt.

SEASONALITY AND QUARTERLY FLUCTUATIONS

    Saks' business is highly seasonal, with a substantial percentage of net sales and operating income occurring in the fourth quarter, which includes the holiday selling season. Saks incurred a net loss in the first three quarters of both fiscal 1994 and fiscal 1995. Seasonality also affects

Saks' working capital requirements and cash flow as inventories peak in October and November in anticipation of the holiday selling season. The following table illustrates this seasonality:

                                                                       PERCENTAGE      NET INCOME
                                                       NET SALES      OF FULL YEAR     (LOSS) (1)
                                                     -------------    ------------    -------------
                                                     (IN MILLIONS)                    (IN MILLIONS)
FISCAL 1995
First quarter.....................................      $ 384.6            23%           $ (16.6)
Second quarter....................................        353.2            21              (39.8)
Third quarter.....................................        408.0            24              (35.3)
Fourth quarter....................................        541.0            32               27.6

FISCAL 1994
First quarter.....................................      $ 333.6            24%           $  (9.3)
Second quarter....................................        298.5            21              (26.3)
Third quarter.....................................        343.4            24               (5.4)
Fourth quarter....................................        442.7            31               30.4

------------

(1) Saks recorded special charges of $8.9 million and $27.5 million in the first and third quarters, respectively, of fiscal 1995.

LIQUIDITY AND CAPITAL RESOURCES

  CASH FLOWS

    Saks' principal sources of liquidity are cash on hand, cash from operations, borrowings under its credit facility and sale of its accounts receivable through its securitization agreements.

    Saks' net cash provided by (used in) operating activities was $15.6, $53.8 and $(6.1) million in fiscal 1993, fiscal 1994 and fiscal 1995, respectively. The increase in cash flow from operating activities in fiscal 1994 is primarily due to increased operating income. The decrease in cash flow from operating activities in fiscal 1995 is primarily due to Saks' investment in additional inventory to drive its merchandise and west coast intensification programs and reduced net income.

    Saks' net cash used in investing activities was $30.3, $1.7 and $57.1 million in fiscal 1993, fiscal 1994 and fiscal 1995, respectively. The decrease in fiscal 1994 is primarily due to the sale and leaseback of one of Saks' store locations and the sale of subordinated certificates under Saks accounts receivable securitization program. The increase in fiscal 1995 results primarily from increased capital expenditures, net of construction allowances, to fund the remodeling of former I. Magnin stores and the opening of 11 Off 5th stores. In fiscal 1995, Saks engaged in fewer asset sales.

    Saks' net cash (used in) provided by financing activities was $15.1, $(47.9) and $60.2 million in fiscal 1993, fiscal 1994 and fiscal 1995, respectively. The decrease in fiscal 1994 resulted from repayments of debt. The increase in fiscal 1995 is primarily due to increased term loan borrowings to support the acquisition and remodeling of four former I. Magnin stores and working capital growth. In addition, in fiscal 1995, Saks incurred greater financing costs in connection with its increased borrowings under the credit facility and the refinancing of its real estate borrowings.

  FINANCING FACILITIES

    Saks has a credit facility with a syndicate of banks and financial institutions. See "Description of Certain Indebtedness--Credit Agreement". The facility consists of a $322 million two-tiered revolving loan and a two-tiered term loan. At February 3, 1996, there was approximately $60 million outstanding under the Tranche A loan and approximately $224 million outstanding under the Tranche B Loan. Tranche A has scheduled repayments which began in 1993 and end in 1998 and Tranche B has scheduled repayments which begin in 1997 and end in the year 2000. The credit facility contains restrictive covenants which include, among others, limitations on capital expenditures, limitations on indebtedness, and specified minimum levels of consolidated net worth and minimum consolidated operating profit levels as well as maintaining specified levels of interest coverage, all as defined in the credit facility, and which restrict payment of dividends on capital stock.

    Saks may borrow up to $20 million in aggregate principal amount of swingline loans which bear interest, as of the closing of the Offerings, at the Alternate Base Rate (as defined in the credit facility) plus an applicable margin ranging from 0.0% to 1.0% depending on the Interest Coverage Ratio (as defined in the credit facility). All other loans under the credit facility bear interest, as of the closing of the Offerings, at a rate equal to, at Saks' option, (a) the Alternate Base Rate plus a percentage ranging from 0.0% to 1.5% depending on the Interest Coverage Ratio or (b) the Eurodollar Rate (as defined in the credit facility) plus a percentage ranging from 1.0% to 2.5% depending on the Interest Coverage Ratio. Eurodollar Rate loans can have maturities of one-, two-, three- or six-month periods. Interest is payable on these loans at the maturity dates, except for six-month period loans, which provide for interest to be payable quarterly. Interest on Alternate Base Rate loans is payable quarterly.

  RECEIVABLES SECURITIZATION

    Saks also has an accounts receivable securitization program. The program includes a $225 million floating rate Euronote series, a $413 million floating rate medium term note series and a $121 million variable principal amount series. The floating rate Euronote series matures in November 1996. The medium term note series and the variable principal amount series mature in April 1999. See "Description of Certain Indebtedness" for a further description of Saks' indebtedness.

  DERIVATIVES ACTIVITY

    Saks utilizes interest rate caps to manage its interest rate exposure. See
Note 11 to Consolidated Financial Statements. Saks' policy is to use financial derivatives only to reduce risk in conjunction with specific business transactions.

  LOSS CARRYFORWARDS

    At February 3, 1996 Saks had a net operating loss carryforward of $728 million which is available to offset taxes otherwise payable on Saks' future taxable income. The carryforwards begin to expire, unless used, in fiscal 2005.

  CAPITAL EXPENDITURES

    Saks plans to make capital expenditures of approximately $150 million in fiscal 1996 and to make additional capital expenditures of approximately $225 million in fiscal 1997 and fiscal 1998. These expenditures include amounts relating to its store intensification, store expansion and franchise extension strategies, as well as operations including MIS systems. Management believes that cash generated from Saks' operations, funds available under Saks' credit facility and funds available from lease financing and developer contributions will be sufficient to satisfy Saks' cash requirements in each of the periods. Management believes that cash generated from operations will be sufficient to fund expenses and working capital requirements for its top customer focus and store intensification strategies, as well as store operations.

    A new distribution center in Aberdeen, Maryland currently is under construction and is expected to be completed in early 1997. Saks will receive incentive payments from various government agencies which are expected to approximate the costs of relocating its processing activities to the new facility. Saks will occupy the facility pursuant to a lease, with the net present value of future rental payments equal to $21 million. Saks expects to sell its Yonkers facility after exiting it in early 1997. Saks recorded a charge in fiscal 1995 to reduce the carrying value of the Yonkers facility to its net realizable value. If Saks or a purchaser is successful in obtaining rezoning for the use of the property, a gain on sale could be realized. Management is unable to determine if rezoning will occur.

EFFECTS OF INFLATION

    Management does not believe inflation had a material impact on the financial statements for the periods presented.

                                    BUSINESS

GENERAL

  OVERVIEW

    Saks Fifth Avenue is recognized worldwide as a premier fashion retailer offering the finest quality and latest style in women's and men's apparel. Supported by a strong commitment to personalized customer service, Saks primarily sells better, bridge and designer apparel, shoes, accessories, jewelry, cosmetics and fragrances for women and men, as well as gift merchandise and children's apparel. Capitalizing on its 70-year history as a fashion authenticator and the prominence of its landmark Fifth Avenue store in New York City, Saks Fifth Avenue has developed one of the most recognized retailing franchises in the world.

    Saks is experiencing significant momentum in its financial performance, reflecting the success of new business strategies developed and implemented in 1994 and the significant investments in stores, inventories, staff and systems made since 1990. In fiscal 1995, Saks recorded net sales of $1.69 billion, an 18.9% increase over fiscal 1994. Comparable sales increased 10.6% in fiscal 1995. Primarily due to certain impairment and special charges and increased interest costs, Saks Holdings' net loss in fiscal 1995 increased to $64.1 million from $10.6 million in fiscal 1994.

    Saks' net sales are generated through three retail formats: 45 full-line and resort stores; 19 Off 5th outlet stores; and Folio catalogs. The full-line and resort store operations are conducted from an exceptional portfolio of mostly owned stores in premier retail locations, including Fifth Avenue in New York City, Wilshire Boulevard in Beverly Hills, Michigan Avenue in Chicago and Union Square in San Francisco. Saks' rapidly growing Off 5th outlet store division sells high quality, upscale branded fashion apparel at exceptional prices. Saks' Folio catalogs offer fashionable women's apparel, accessories and home furnishings and gifts. The following table provides net sales and percent of total sales information for each of these formats.

                                          FISCAL 1993          FISCAL 1994          FISCAL 1995
                                       ------------------   ------------------   ------------------
                                       DOLLARS    PERCENT   DOLLARS    PERCENT   DOLLARS    PERCENT
                                       --------   -------   --------   -------   --------   -------
                                                          (DOLLARS IN MILLIONS)
Full-line and resort stores..........  $1,231.2      88%    $1,288.5      91%    $1,486.0      88%
Off 5th outlet stores................      42.9       3         57.2       4        108.0       6
Folio catalog........................      51.6       4         58.3       4         82.8       5
Closed stores........................      69.8       5         14.2       1         10.0       1
                                       --------   -------   --------   -------   --------   -------
    Total............................  $1,395.5     100%     1,418.2     100%     1,686.8     100%
                                       --------   -------   --------   -------   --------   -------
                                       --------   -------   --------   -------   --------   -------

  HISTORY

    Saks Fifth Avenue was founded in 1867 and was incorporated in New York as Saks & Company in 1902. Opened in New York City in September 1924 by Horace Saks and Bernard Gimbel, the landmark Fifth Avenue store offered exclusive merchandise from around the world. In 1926, Adam Gimbel, son of Bernard, became President of Saks and set out to create a Saks Fifth Avenue network of high-fashion retail stores throughout the United States as a division of Gimbel Bros. Inc. By the time Adam Gimbel retired in 1969, Saks & Company owned and operated 28 stores in 16 states. In 1973, Saks & Company was acquired by B.A.T. through its acquisition of Gimbel Bros., Inc. In July 1990, affiliates of Investcorp and a group of international investors acquired Saks from B.A.T.

INDUSTRY

    Industry sources indicate that the market for better, bridge and designer apparel and other luxury goods is substantial. Saks is positioned to capitalize on the following trends affecting this market:

    DEMOGRAPHICS. The female population aged 45 to 54, which includes Saks' core customers, is expected to be the fastest growing population segment over the next five years. The population aged 45 to 54 has the highest average household income among all demographic groups.

    LUXURY GOODS. Management believes that certain luxury goods brands have experienced substantial sales growth in the last few years. Because bridge and designer merchandise, generally considered luxury goods, comprises a significant portion of Saks' merchandise assortments, Saks is positioned to benefit from any continuation of this trend.

    RETAIL ENVIRONMENT. The current retail environment is characterized by (i) the continuing consolidation of department store and national apparel chains,
(ii) a de-emphasis by department stores on bridge and designer merchandise,
(iii) bankruptcies and restructurings of several competing providers of upscale merchandise and (iv) the re-tenanting of many major malls. Management believes that this environment will present significant opportunities for acquisitions and other market share gains.

BUSINESS STRATEGY

    After the 1990 Acquisition, Investcorp recruited a new executive management team to correct recognized weaknesses and develop a new business strategy designed to capitalize on the strength of the Saks franchise. New management began to implement several key initiatives, including: (i) rebuilding Saks' senior corporate, merchandising and store management teams; (ii) creating a more efficient cost structure; (iii) upgrading and differentiating merchandise assortments; (iv) improving the quality of the store portfolio through expansions and renovations and by closing underperforming stores; (v) investing in incremental growth formats including the Off 5th outlet store and Folio catalog businesses; and (vi) developing management information systems to support these activities. By early 1994, management had implemented these important initiatives and developed and began implementing comprehensive, integrated merchandising, service and marketing strategies to position its core retail business for future growth and to extend the Saks franchise.

    These initiatives and strategies resulted in improvements in Saks' financial performance. From fiscal 1991 to fiscal 1995, Saks' net sales grew from $1.27 billion to $1.69 billion, a 32.9% increase. During this period gross margin as a percentage of net sales increased from 27.3% to 30.7%, and selling, general and administrative expenses as a percentage of net sales decreased from 30.5% to 26.0%. In addition, from fiscal 1991 to fiscal 1995, Saks' interest expense, net, decreased from $126.2 million to $94.2 million and Saks' net loss decreased from $180.5 million to $64.1 million. Operating income increased by $78.9 million from a loss of $42.8 million in fiscal 1991 to income of $36.1 million in fiscal 1995. Operating income is net of management fees paid to III in both fiscal 1991 and fiscal 1995 and in fiscal 1995 is net of special charges of $36.4 million. Management fees to III will be discontinued in fiscal 1996. Operating income excluding these fees and the special charges increased by $120.3 million to $79.5 million during this period. Management believes that Saks' current momentum, as reflected by its recent comparable sales performance relative to the industry, is directly attributable to the implementation of its strategies during fiscal 1994 and fiscal 1995.

    Saks' comparable sales performance* is set forth below:


                                                             FISCAL    FISCAL
                                                              1994      1995
                                                             ------    ------
First quarter.............................................     4.1%     10.2%
Second quarter............................................     5.3      11.3
Third quarter.............................................     5.9       9.9
Fourth quarter............................................     6.6      11.0

------------

* Represents the percentage increase in (i) net sales of stores (excluding major store expansions) open in both reporting periods for the portion of such periods open and (ii) Folio net sales. In fiscal 1995, comparable sales excludes the impact of the 53rd week.

    Management believes that the ongoing execution and implementation of these strategies will continue to drive performance. A summary of these strategies is set forth below.

  TOP CUSTOMER FOCUS

    Based on extensive market research, Saks has identified certain top customers who generate a significant share of Saks' sales. The large number of customers who comprise this group change over time and are geographically dispersed. Management believes that Saks can capture a substantially greater share of apparel and related expenditures by these customers and has developed and implemented customer affinity programs designed to capitalize on the purchasing habits of top customers by increasing the frequency and productivity of customer contact, increasing cross-selling activities and enhancing customer loyalty. These programs include proactive customer clienteling programs, the Saks First Program and the Fifth Avenue Club.

  DIFFERENTIATED MERCHANDISE ASSORTMENTS

    In 1994, Saks began to specifically target the merchandise categories that, based on extensive research, were determined to be most important to its top customers. Saks is developing dominant assortments in these key merchandise categories by increasing inventory investments, upgrading the quality and congruency of merchandise assortments and by adding important vendors and brands. Saks' overall merchandising strategy is to offer congruent and balanced assortments of differentiated, upscale limited-distribution merchandise. Saks achieves differentiation through disciplined merchandise purchasing, development of high visibility vendor relationships, dominant designer assortments and exclusive product offerings, Saks' private label apparel collections and the continual editing of its merchandise to reflect the forefront of fashion. In addition, Saks customizes its merchandise assortments at the store level to take advantage of differences in store size, local competitive offerings, fashion tastes, seasonality and lifestyles.

  STORE INTENSIFICATION

    Management is improving the productivity of its store portfolio through a comprehensive and integrated store intensification program. Saks initially concentrated its efforts and resources on those stores that represented the highest potential for increased sales and profit margins. Pursuant to this strategy, since the beginning of fiscal 1993 Saks has made significant investments in 14 high potential stores, including $109 million in gross capital expenditures, $43 million in increased inventory levels, $21 million in additional annual store payroll costs and $4 million in increased annual localized marketing spending. As a result, net sales in these stores increased 29.5% from $698 million in fiscal 1992 to $904 million in fiscal 1995. Saks is expanding its store intensification program to additional stores in 1996 and 1997.

  STORE EXPANSION

    Saks continuously evaluates opportunities for profitable expansion of its store base. Management believes that the current retail environment, characterized by an accelerated pace of store rationalizations, downsizings and bankruptcies, as well as the re-tenanting of major malls, offers many attractive opportunities for Saks to continue to expand its store portfolio.

    FULL-LINE STORES. Saks currently operates 40 full-line stores and, over the next three years, plans to open three new full-line stores (including a new store in Orlando, Florida in 1996) and two replacement stores, and to complete nine remodels.

    RESORT STORES. Saks broadens its reach to the affluent tourist and permanent and seasonal residents of resort markets through its resort stores. In addition to the five stores currently open, Saks plans to open four new 30,000 to 50,000 gross square foot resort stores during the next three years.

    MAIN STREET STORES. Saks is testing a 35,000 square foot main street store format designed for the local shopping areas of affluent suburban markets. The first main street store is scheduled to open in Greenwich, Connecticut in the third quarter of fiscal 1996.

    ACQUISITIONS. Management believes that the current retail environment will continue to offer selected opportunities to increase Saks' presence in important markets. For example, Saks intensified its presence on the west coast and in the southwest by acquiring four former I. Magnin stores in February 1995.

  FRANCHISE EXTENSION STRATEGIES

    Management believes that the Saks Fifth Avenue franchise is extendible over multiple formats and has developed the following specific growth strategies:

    OFF 5TH. Through its Off 5th division, Saks extends its customer reach by offering high quality, upscale branded fashion apparel in an outlet store setting at 40% to 70% off original and comparable retail prices. Off 5th provides attractive financial returns and an economically superior form of inventory liquidation for Saks' retail stores. Saks currently operates 19 Off 5th stores and expects to open approximately 14 additional stores in fiscal 1996.

    FOLIO. Saks extends its reach to direct response customers through its Folio catalogs which offer fashionable women's apparel, accessories, home furnishings and gifts and unique selections of Saks' private label merchandise. Folio mailed 29 million catalogs in fiscal 1995, an increase of 26% over fiscal 1994. Management plans to increase Folio's sales through further development of its customer list, increased circulation and the development of new catalogs, including home and gift and outlet catalogs, both domestically and in international markets.

    INTERNATIONAL. Although Saks currently does not have significant sales abroad, management believes that Saks' worldwide reputation and international customer base offer attractive opportunities for future international growth. Saks is exploring outreach programs in Japan, with selected catalog mailings and the sale of Saks' private label merchandise to an established Japanese department store, and in Latin America, through trunk shows and special events. None of Saks' current intentions with respect to international expansion would involve any material capital expenditures.

  CAPITAL EXPENDITURES

    Saks is committed to expanding and improving its store portfolio. Since the beginning of fiscal 1993, Saks has made capital expenditures of approximately $148 million on new stores, remodels, replacements and expansions and plans to make additional such capital expenditures of approximately $270 million over the next three years. Management believes that cash generated from Saks' operations, funds available from Saks' credit facility and funds available from lease financing and developer contributions will be sufficient to satisfy Saks' cash requirements over this period. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources".

FULL-LINE AND RESORT STORES

  GENERAL

    Saks operates a nationwide portfolio of 40 full-line stores and five resort stores under the Saks Fifth Avenue name. The store portfolio includes premier retail locations such as Fifth Avenue in New York City, Wilshire Boulevard in Beverly Hills, Michigan Avenue in Chicago and Union Square in San Francisco. In fiscal 1995, the percentage of total full-line and resort store net sales by region were 41% in the Northeast, 20% in the Midwest, 15% in the Southeast and 24% in the West. Saks enjoys strong competitive positions in a number of the most important retail markets in the United States, including New York City, Florida and California.

    Unlike many of its competitors, Saks owns, rather than leases, a large portion of its retail gross square footage, including its landmark Fifth Avenue store. The following table sets forth certain information regarding Saks' real estate portfolio.

                                                             PERCENT OF
                                                            TOTAL GROSS
                                                           SQUARE FOOTAGE
                                                           --------------
Own building and own land...............................         30%
Own building and lease land.............................         48
Lease building and lease land...........................         22

    FULL-LINE STORES. Saks' 40 full-line stores are located in major markets in the United States and range from 60,000 to 646,000 gross square feet. Since the beginning of 1990, Saks has opened four new stores, replaced three stores, expanded and remodeled 11 stores and closed four stores. Over the next three years, Saks plans to open three new full-line stores (including a new store in Orlando, Florida in 1996) and two replacement stores and to complete nine remodels.

    As part of a strategy to enhance its presence in California, in February 1995 Saks acquired four former I. Magnin store locations in Beverly Hills, San Diego, Phoenix and Carmel. Saks converted three of these stores to its format within two months, and the Beverly Hills store within six months, of acquisition. This transaction resulted in additions to Saks' Beverly Hills and Carmel stores, replacement of its Phoenix store and a new store in San Diego. In addition to adding 234,000 gross square feet of store space, the I. Magnin transaction permitted Saks to gain access to exclusive merchandise arrangements previously unavailable to Saks in that part of the United States. Prior to the acquisition, Saks had closed four underperforming stores located in non-strategic areas of this market. Management believes that the current retail environment will provide other opportunities for expansion through acquisition.

    RESORT STORES. Saks' resort stores are located in markets characterized by affluent vacationers and permanent and seasonal residents. The resort store format allows Saks to capture sales from customers who are increasingly migrating to resort areas during parts of the year. Saks' resort stores average 34,000 gross square feet. Since the 1990 Acquisition, Saks has opened one new store, expanded and remodeled two stores and closed one store. In addition to the five resort stores currently in operation, Saks plans to open four new resort stores in the next three years.

    MAIN STREET STORES. Saks is testing a 35,000 square foot main street format store designed for the local shopping areas of affluent suburban markets. The first of these main street stores is scheduled to open in Greenwich, Connecticut in the third quarter of fiscal 1996. If successful, this format will be tested in similar communities.

    CAPITAL INVESTMENT. Management has committed substantial capital to upgrade the size and shopping environment of many of its stores. Since the 1990 Acquisition, Saks has spent in excess of $183 million on new stores, remodels, replacements and expansions. These investments have yielded strong financial returns. As a result of these investments, approximately 60% of Saks' selling space is either new or remodeled since the 1990 Acquisition.

    Management continually evaluates the performance of Saks' assets. During fiscal 1993, through a strategic review of Saks' existing stores and asset base, management developed a plan to close underperforming stores and redeploy their assets. Accordingly, in fiscal 1994 Saks closed three full-line stores, one resort store, its 17 specialty stores (2,000 to 4,000 square foot mall shops operated under designer names) and Saks' service center in New York City. In fiscal 1995 Saks closed its full-line store in Owings Mills, Maryland and announced the relocation of its primary distribution center from Yonkers, New York to a new, state-of-the-art facility in Aberdeen, Maryland. See "Distribution Facilities".

    The evolution over the past five years of Saks' full-line and resort store portfolio is set forth below:

                                                      FISCAL    FISCAL    FISCAL    FISCAL    FISCAL
                                                       1991      1992      1993      1994      1995
                                                      ------    ------    ------    ------    ------
TOTAL STORES:
Beginning of year..................................      47        48        49        49        45
Closures...........................................       0         0         0        (5)       (2)
Openings...........................................       1         1         0         1         2
                                                      ------    ------    ------    ------    ------
End of year........................................      48        49        49        45        45
                                                      ------    ------    ------    ------    ------
                                                      ------    ------    ------    ------    ------
TOTAL SQUARE FOOTAGE (in thousands):
Beginning of year..................................   4,813     4,888     4,918     4,959     4,549
Closures...........................................      --        --        --      (523)     (154)
Openings...........................................      75        30        --       106       272
Expansions.........................................      --        --        41         7       139
                                                      ------    ------    ------    ------    ------
End of year........................................   4,888     4,918     4,959     4,549     4,806
                                                      ------    ------    ------    ------    ------
                                                      ------    ------    ------    ------    ------

    Saks' store management is comprised of a general manager and an assistant general manager of administration in charge of operations and human resources and a manager of sales and service training. In larger stores, management is augmented by one or more assistant general managers for merchandising, an assistant general manager of operations and a human resources director. General managers are accountable for sales training, service standards, customer relationships, merchandising, operations and profitability of their stores. A typical Saks store also has ten to 15 department managers, depending on the store size, who have responsibility for customer development, sales associate management, specific merchandise areas, and approximately five managers overseeing support functions including shipping, receiving and security.

  MERCHANDISING

    Over its 70 year history, Saks Fifth Avenue has developed a reputation as a leading fashion authenticator. Saks' position is strengthened by its relationships with internationally acclaimed fashion design houses such as Giorgio Armani, Bill Blass, Chanel, Escada, Salvatore Ferragamo, Gucci, Donna Karan, Calvin Klein, Ralph Lauren, Judith Leiber, Prada, Oscar de la Renta, Jil Sander, St. John, Yves St. Laurent, Ellen Tracy, Emanuel Ungaro and Ermenegildo Zegna. These design houses establish trends and create product from which Saks develops its merchandise mix. In turn, Saks enhances the image of these vendors by presenting their merchandise in elegant shopping environments and, in many cases, in-store shops. Management believes that Saks is a significant, if not the largest, customer of many of these vendors. As a result, Saks is advantageously positioned to obtain exclusive merchandise assortments, new product introductions and financial incentives from these vendors.

    Saks' merchandise strategy is to offer congruent and balanced assortments of differentiated, upscale merchandise. Saks offers a predominantly better, bridge and designer assortment of fashionable apparel, shoes, accessories, cosmetics and fragrances for women and men, as well as gift merchandise and children's apparel. Within these merchandise categories, Saks focuses on vendors and merchandise offerings that are distinctive and differentiated and that contribute to profit growth. The following table sets forth the percentage of retail sales by merchandise category for fiscal 1995:

                                                             PERCENTAGE OF
                                                              FISCAL 1995
    MERCHANDISE CATEGORY                                     RETAIL SALES
----------------------------------------------------------   -------------
Women's designer apparel..................................         14%
Women's sportswear........................................         32
Men's apparel.............................................         16
Shoes, jewelry, handbags and other accessories............         22
Fragrances and cosmetics..................................         14
Other.....................................................          2

    Saks achieves differentiation through its focus on upscale merchandise, its preferred vendor relationships which provide access to product that is sold exclusively through Saks, Saks' private label collections, special size apparel offerings and the continual editing of its merchandise to reflect the forefront of fashion. Saks has exited lower price point and broadly distributed merchandise categories where it cannot differentiate its assortments. In fiscal 1995, Saks no longer offered certain vendors' merchandise which, in fiscal 1992, comprised net sales of $85 million.

    Capitalizing on its status as a leading fashion authenticator, Saks has created a private label business, with a differentiated product offering and relatively lower price points, that allows it to serve a broader customer base interested in fashion. Saks offers private label apparel in most merchandise categories. Saks' merchandising staff, with the assistance of freelance designers, creates exclusive designs and oversees production through contract manufacturers. Saks' leading private labels are Saks Fifth Avenue Collections (women's bridge sportswear), Real Clothes (casual/active sportswear for women), The Works (career coordinates for women) and Saks Fifth Avenue Mens Collection (sportswear and furnishings for men). Saks continually seeks opportunities to expand its private label business. Recent additions include the Como Sport for Cobra Golf line of golf apparel for men and women. Private label merchandise comprised 8% of consolidated net sales in fiscal 1995.

    In order to extend its customer base and to differentiate its merchandise, Saks has devoted considerable efforts to the development of its special size apparel categories: petites and, for the larger woman, "Salon Z". Saks has invested in inventory and selling space, and has prompted a number of its vendors to create designs for its Salon Z merchandise that are consistent with Saks' strategy of offering distinctive, high quality fashion merchandise. These special size categories comprised 5% of consolidated net sales in fiscal 1995. Net sales of these categories in fiscal 1995 increased 24% from fiscal 1994.

    Although Saks draws its customers from a broad group, women in the 40 to 55 year old age bracket comprise a core component of Saks' customer base. In 1994, Saks began to specifically target the merchandise categories that, based on extensive research, were determined to be most important to these top customers. Saks is increasingly developing dominant assortments in these categories by increasing inventory allocation, upgrading the quality and congruency of merchandise and increasing the number of important vendors and brands.

    In developing Saks' merchandise assortments, management monitors the relationship between merchandise mix and profitability. Saks balances a complex mix of merchandise at different price points and profitability levels, using appropriate quantities of designer apparel to build image, create merchandise excitement and drive sales of higher margin merchandise in order to increase profits.

    Management believes that the success of Saks' resort stores is driven to a significant degree by Saks' ability to tailor assortments to local climate, preferences and social events. Similarly, Saks anticipates selling merchandise assortments in its main street stores that are customized to local market conditions.

    To support its merchandising strategy, Saks has increased capital expenditures, inventory and marketing support to improve merchandise assortments and presentation and to increase customer awareness. In addition, Saks has modified its training and incentive compensation programs to improve product knowledge and selling efforts and cross-selling among merchandise categories.

    At the end of fiscal 1995, Saks employed approximately 275 people in its merchandising and buying offices. Saks' largest supplier in fiscal 1995 accounted for less than 4% of total merchandise purchases. Saks believes that the loss of any one of its vendors would not have a material adverse effect on Saks' business.

  MERCHANDISE PLANNING AND MONITORING

    In 1995, Saks completed a comprehensive review of its merchandise planning process. The review evaluated Saks' existing organization and processes as well as retail industry best practices. Saks redesigned its planning process and organization and established the framework of a store-level merchandise planning process to drive sales and gross margin performance by store. The key elements of the process include the development and maintenance of store profiles which identify, among other things, important store characteristics such as customer demographics, physical plant, competitive environment, seasonality and local events. This information is used by the buying and planning organizations to tailor merchandise assortments and flows by store.

    The planning process involves the interactive development of total company merchandise plans by department and merchandise groups as well as on a store-by-store basis. The planning organization is structured to work as a partnership with the merchandise buying organization with a ratio of one planner for every two buyers. The merchants are focused on top-side merchandise issues including merchandising guidelines, strategic vendor alliances, assortment planning, shopping the market, negotiating with vendors and meeting financial targets. The planners are focused on development of store specific congruent merchandise assortments and meeting financial targets. The planners also function as the "controllers" for buying responsibilities and monitor the ongoing execution of the plan and open-to-buy on a by-store basis throughout the season. This process includes semi-monthly review of results and forecasts with senior merchants, store management and finance groups. Management believes that the new planning process is essential to improving sales and gross margin and Saks' productivity of its inventory investment.

  CUSTOMER AFFINITY PROGRAMS

    Management believes its strong customer service and marketing abilities, supported by its sophisticated client data base, are key competitive advantages. Saks is enhancing the quality of its customer service through improved recruiting and training of sales associates, implementation of performance-based compensation policies, increased accountability for performance of both sales associates and managers, increased clienteling and data base marketing activities and increased selling payroll.

    In keeping with its top customer focus, management developed several programs designed to increase sales to its top customers. These initiatives have resulted in increased average dollar amounts spent by these customers at Saks each year and retention of such customers from year to year.

    CUSTOMER CLIENTELING. Through its customer clienteling program, Saks' top customers are identified for each store and individually assigned to sales associates who have been trained in sophisticated sales, service and relationship-building techniques. Saks currently is implementing The Link, its state-of-the-art automated client book, to assist sales associates in their clienteling efforts through better understanding of the purchasing behavior and merchandise preferences of their customers. Management expects that this system will enable sales associates to further personalize selling efforts and thereby generate increased sales per customer.

    SAKS FIRST PROGRAM. To foster customer loyalty and increase sales, in late 1994 Saks improved the benefits of its Saks First Program, an affinity program directed to customers who charge in excess of $2,000 annually on their Saks credit card. Saks First customers are rewarded with points convertible into Saks gift certificates based on spending levels. Saks First customers also receive fashion newsletters, invitations to one-of-a-kind special events, such as fashion shows, movie premiers and celebrity dining, and advance notice of sale events.

    THE FIFTH AVENUE CLUB. Fifth Avenue Club membership offers participants service-intensive private shopping environments within Saks' stores. Historically, the Fifth Avenue Club has accounted for a significant portion of Saks' full price designer sales. Based upon performance in selected markets, management believes that the Fifth Avenue Club is underpenetrated in the majority of its stores. In order to enhance the attractiveness of, and participation in, the Fifth Avenue Club, management recently increased marketing support to broaden customer awareness, improved the quality and quantity of club staff, upgraded club facilities and heightened accountability on the part of store general managers for the program.

  MARKETING

    Saks' marketing program supports its focus on top customers, target merchandise groups and high potential stores while maintaining a high profile, consistently visible image on both national and local levels. These programs are designed to reinforce Saks' position as one of the world's premier fashion retailers, to increase awareness of Saks' merchandise range and customer service standards and to reaffirm Saks' cachet and reputation.

    All marketing activities, including advertising, in-store special events and window display, are developed and managed by Saks' in-house marketing and visual departments on a centralized basis. Although Saks markets through a variety of media, including direct mail, newspaper, public relations, magazines, radio and television, customer outreach programs and other means, Saks focuses its efforts on those media that effectively reaffirm Saks' position as a leading fashion authenticator and efficiently reach Saks' top customer group. Saks actively pursues vendor co-operative advertising, substantially increasing the advertising resources available to Saks. Saks promotes its image as a fashion leader primarily through regular advertisements in authoritative fashion and life-style magazines, such as Vogue, W, Gourmet and Town and Country, store events hosted by designers such as Calvin Klein, Isaac Mizrahi and Oscar de la Renta, and sponsorship of fashion oriented charity events. Saks continually evaluates and adjusts its marketing programs to efficiently drive sales.

OFF 5TH STORES

    Through its Off 5th division, Saks extends its customer reach by offering high quality branded fashion apparel in an outlet store setting at prices that are 40% to 70% off original and comparable retail prices. Off 5th opened its first store in Franklin Mills, Pennsylvania in 1990 to provide a more efficient means of liquidating end-of-season merchandise from Saks' retail stores. The concept gained immediate consumer acceptance due to Off 5th's exceptional prices, high quality fashion merchandise and pleasant shopping environment in combination with the Saks Fifth Avenue name. Based upon this initial success, management continued to develop Off 5th's supporting infrastructure, and Saks today operates 19 Off 5th stores in 14 states.

    Off 5th occupies a unique market position with its multi-brand assortment of exceptionally priced, high quality fashion merchandise, including better, bridge and designer apparel. Management believes that Off 5th possesses the following important competitive advantages: (i) access to end-of-season merchandise from Saks' retail stores; (ii) Saks' strong vendor relationships that provide access to high quality merchandise; (iii) vendor willingness to clear overstocks with, and extend production runs for, Off 5th; and (iv) the broad aspirational appeal to customers of the Saks Fifth Avenue brand name. In addition, Off 5th offers an economically superior form of inventory liquidation for Saks' retail stores.

    Off 5th's merchandise strategy is to offer women's and men's apparel consistent with the level of quality and fashion found in Saks' retail stores. In fiscal 1995, Off 5th purchased approximately 40% of its inventory from Saks with the balance purchased directly from vendors. Management expects to purchase a greater percentage of its merchandise directly from vendors as the number of Off 5th stores increases.

    Located primarily in outlet malls, Off 5th stores average approximately 23,000 square feet. Management believes that the stores maintain fixturing, visual presentation and service standards superior to those generally associated with outlet stores.

    Off 5th generates attractive economic returns resulting from its relatively high sales productivity, favorable lease economics (due to Off 5th's status as a desirable anchor tenant), and low corporate overhead (as Off 5th shares in the economies of scale of Saks' corporate and logistics structures). Management plans to substantially increase its store base by opening new stores in selected outlet malls and off-price centers throughout the United States. Saks expects to open approximately 14 Off 5th stores in fiscal 1996. Information regarding Off 5th's historical growth is set forth below.

                                                  FISCAL    FISCAL    FISCAL    FISCAL    FISCAL
                                                   1991      1992      1993      1994      1995
                                                  ------    ------    ------    ------    ------
Net sales (in millions)........................   $ 10.6    $ 27.9    $ 42.9    $ 57.2    $108.0
Net sales per average square foot..............   $  411    $  452    $  440    $  362    $  352
Number of stores at period end.................        1         3         4         8        19

FOLIO CATALOGS

    Saks offers designer fashion brands and unique selections of Saks Fifth Avenue private label merchandise to direct response customers through its Folio catalogs. Folio enjoys a strong position in the relatively underserved catalog market for upscale designer merchandise. Folio's merchandise is of a quality and fashion consistent with that carried in Saks' retail stores, with an emphasis on classic styling.

    Folio began operations in 1972 when it mailed its first holiday catalog. For the next 20 years, Folio operated as both a marketing vehicle for Saks' retail stores and a direct response business. In 1993 management began to establish Folio as an independent operating division with a catalog format and merchandise offerings tailored to the direct response customer. In 1994, Folio recruited its own merchandise and marketing staff. In 1995, Folio installed a new state-of-the-art customized catalog management information system. Also in 1995, Folio successfully introduced two new merchandise concepts, Folio Designs For The Home, a catalog offering upscale home and gift merchandise, and Folio Outlet By Mail, an off-price catalog marketing upscale branded fashion merchandise at a discount. In addition, Folio initiated international mailings, primarily to Japan.

    Folio has developed a highly productive customer list primarily derived from Saks' retail stores customer data base and prior customer purchases from Folio. In addition, Folio utilizes a variety of sources to acquire new names, including list rentals and exchanges with other catalogs and credit card companies. Names of the most active of Folio's customers are maintained in a 12-month buyer file which lists those customers who have purchased from Folio in the past 12 months. As of February 1996, Saks' 12-month buyer list included 315,000 names, an increase of approximately 25% over February 1995.

    Folio mailed a total of 23 catalogs with a total circulation of 29 million in fiscal 1995. This compares to a total of 20 catalogs with a total circulation of 23 million in fiscal 1994. Based upon the success of its initiatives in fiscal 1995, management plans to add catalogs and increase the circulation of its new titles and international mailings in fiscal 1996. Folio generated net sales in fiscal 1995 of $82.8 million, a 42% increase over fiscal 1994.

    Orders for merchandise are received by telephone, fax and mail at Folio's telemarketing and fulfillment facility located within Saks' Yonkers, New York distribution center. Management expects the recent installation of a dedicated catalog management information system for use by its telemarketing agents to improve customer service and increase the productivity of its catalog operations. Folio's telemarketing and fulfillment capabilities will be transferred to Saks' new Aberdeen, Maryland facility upon the relocation of Saks' Yonkers distribution center.

    The economies of scale available to Folio through the use of Saks' merchandising, corporate and logistics infrastructure contribute to Folio's relatively strong profit margins. In turn, Folio facilitates the testing of new products and markets, which Saks may then capitalize on through its retail stores.

SAKS FIFTH AVENUE PROPRIETARY CREDIT CARD


    Established over 40 years ago, Saks' proprietary credit card accounted for approximately half of Saks' net sales in fiscal 1995. As of February 3, 1996, Saks had approximately 1.4 million credit card customers that had made a purchase within 24 months.


    The proprietary credit card provides Saks with valuable customer information and an excellent marketing and communications tool for its customers. During fiscal 1995, Saks mailed approximately 500,000 statements per month to its credit card holders. Saks is able to analyze its customer data by purchasing patterns, including frequency, amount spent and merchandise category. Saks uses this information to more effectively target merchandise information, special events and promotions to its customers. Folio utilizes the Saks credit card customer lists to develop new customers for its direct marketing mailings. The Saks First Program also is linked directly to the credit card. In addition, management believes that Saks' proprietary credit card promotes customer affinity and loyalty because these customers on average generate greater sales per transaction than the average customer.

    Saks outsources its credit card operations to a third party, while maintaining control over credit policy decisions and customer service standards. Customers who apply for the Saks credit card are approved for credit based on a satisfactory evaluation of a credit bureau report along with employment and bank information.

MANAGEMENT INFORMATION SYSTEMS

    Saks has made substantial investments in information systems designed to support its strategies. Saks made capital expenditures of approximately $21 million on information systems in fiscal 1993 through fiscal 1995 and plans to make additional capital expenditures of approximately $43 million on such systems over the next three fiscal years. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources".

    To increase sales and assist selling personnel, Saks has implemented an industry-leading automated client book and a merchandise locator. The automated client book enables sales associates throughout Saks to access from any POS register a database of the purchasing preferences of their top customers. The merchandise locator allows a sales associate to locate merchandise on a real-time basis in any Saks store and arrange for that merchandise to be promptly shipped to a customer. In addition, Saks' POS terminals utilize bar code scanning technology to enhance customer service and inventory management.

    In support of Saks' merchandising operations and new merchandise planning processes, Saks continues to invest in further developing existing and new systems. Saks' newest system is "Merchants Workbench", which provides detailed information on merchandise sales by store utilizing a relational database and client server technologies. Saks' inventory management is supported by quick response electronic data interchange systems and by an automatic replenishment system that utilizes actual sales, sales forecasts and seasonal selling profiles down to the SKU level to replenish certain merchandise categories automatically, resulting in improved assortments, in-stock position and sales. Saks has implemented the automatic replenishment system in categories such as dress shirts, hosiery, leather belts and accessories.

STORE PROPERTIES

    The following table sets forth the location, mall name or street address, year opened and gross square footage of each full-line, resort and Off 5th store open as of February 3, 1996:

FULL-LINE STORES

                                               MALL NAME/                YEAR         GROSS
    STORE LOCATION                           STREET ADDRESS             OPENED    SQUARE FOOTAGE
--------------------------------   ----------------------------------   ------    --------------
                                                                                  (IN THOUSANDS)
 NEW YORK CITY
    New York, NY................   611 Fifth Avenue                      1924           646

  NORTHEAST REGION
    Stamford, CT................   Stamford Town Center                  1983            78
    Boston, MA..................   Prudential Center                     1971           110
    Chevy Chase, MD.............   555 Wisconsin Avenue                  1964           108
    Hackensack, NJ..............   Riverside Square                      1977           107
    Short Hills, NJ.............   Short Hills Mall                      1994           106
    Garden City, NY.............   1300 Franklin Avenue                  1962           106
    White Plains, NY............   Bloomingdale Road                     1954           128
    Bala Cynwyd, PA.............   No. 2 Decker Square                   1969           102
    McLean, VA..................   The Galleria at Tyson's II            1988           120

                                               MALL NAME/                YEAR         GROSS
    STORE LOCATION                           STREET ADDRESS             OPENED    SQUARE FOOTAGE
--------------------------------   ----------------------------------   ------    --------------
                                                                                  (IN THOUSANDS)
  SOUTHEAST REGION
    Boca Raton, FL..............   Town Center                           1986            75
    Ft. Lauderdale, FL..........   Galleria Mall                         1980            74
    Bal Harbour, FL.............   Bal Harbour Mall                      1976           104
    Miami, FL...................   Dadeland Mall                         1984            78
    Palm Beach Gardens, FL......   The Gardens                           1991            75
    Atlanta, GA.................   Phipps Plaza                          1968           130

  MIDWEST REGION
    Chicago, IL.................   700 North Michigan, Chicago Place     1990           150
    Oakbrook, IL................   Oakbrook Shopping Center              1981            90
    Skokie, IL..................   Old Orchard Mall                      1978           105
    New Orleans, LA.............   Canal Place                           1983            75
    Dearborn, MI................   Fairlane Town Center                  1980            91
    Troy, MI....................   Somerset Mall                         1967           121
    Minneapolis, MN.............   Nicollett Mall                        1989           120
    Frontenac, MO...............   Plaza Frontenac                       1973           123
    Kansas City, MO.............   Country Club Plaza                    1982            73
    Beachwood, OH...............   Beachwood Place                       1978           102
    Cincinnati, OH..............   Fifth and Race Streets                1984            76
    Tulsa, OK...................   Utica Square                          1986            62
    Pittsburgh, PA..............   513 Smithfield Street                 1977            86

  WESTERN REGION
    Phoenix, AZ.................   Biltmore Fashion Park                 1995            90
    Beverly Hills, CA...........   9600/9634 Wilshire Blvd               1938/95        175/100
    Costa Mesa, CA..............   South Coast Plaza                     1979           105
    San Diego, CA...............   Fashion Valley                        1995            80
    San Francisco, CA...........   Union Square                          1981           136
    Denver, CO..................   Cherry Creek Mall                     1990            90
    Las Vegas, NV...............   The Fashion Show                      1981            68
    Portland, OR................   Pioneer Place                         1990            60
    Dallas, TX..................   Dallas Galleria                       1982           117
    Houston, TX.................   Pavilion/Post Oak                     1974           125
    San Antonio, TX.............   650 North Star Mall                   1985            84


RESORT STORES

                                               MALL NAME/                YEAR         GROSS
    STORE LOCATION                           STREET ADDRESS             OPENED    SQUARE FOOTAGE
--------------------------------   ----------------------------------   ------    --------------
                                                                                  (IN THOUSANDS)
  NORTHEAST REGION
    Southampton, NY.............   8-12 Main Street                      1987             8

  SOUTHEAST REGION
    Naples, FL..................   Westside Shops Pelican Bay            1992            30
    Palm Beach, FL..............   The Esplanade                         1979            37

  WESTERN REGION
    Carmel-by-the-Sea, CA.......   Carmel Plaza                          1986/95         24/24
    Palm Springs, CA............   Desert Fashion Plaza                  1985            50

OFF 5TH STORES

                                             MALL NAME/                YEAR         GROSS
    STORE LOCATION                         STREET ADDRESS             OPENED    SQUARE FOOTAGE
-------------------------------   ---------------------------------   ------    --------------
                                                                                (IN THOUSANDS)

  NORTHEAST REGION
    Worcester, MA..............   Worcester Common Fashion Outlets     1994            29
    Niagara Falls, NY..........   Factory Outlet Mall                  1995            20
    Franklin Mills Circle, PA     Franklin Mills                       1990            28

  SOUTHEAST REGION
    Orlando, FL................   International Designer Outlet        1994            22
                                  Center
    Sunrise, FL................   Sawgrass Mills                       1992            46
    Myrtle Beach, SC...........   Myrtle Beach Factory Stores          1995            15
    Nashville, TN..............   Oaks Shopping Center                 1995            25
    Woodbridge, VA.............   Potomac Mills                        1992            28

  MIDWEST REGION
    Gurnee, IL.................   Gurnee Mills                         1993            29
    Aurora, OH.................   Aurora Farms                         1995            15
    Jeffersonville, OH.........   Jeffersonville Outlet Mall           1994            15

  WESTERN REGION
    Phoenix, AZ................   Arizona Factory Stores               1995            16
    Camarillo, CA..............   Camarillo Factory Stores             1995            16
    Milpitas, CA...............   The Great Mall of the Bay Area       1995            25
    Petaluma, CA...............   Petaluma Village Factory Outlet      1995            15
    Honolulu, HI...............   Waikele Center                       1994            30
    Hillsboro, TX..............   Southwest Outlet Center              1995            15
    San Marcos, TX.............   San Marcos Factory Shops             1995            22
    Auburn, WA.................   Supermall of the Great Northwest     1995            25

DISTRIBUTION FACILITIES


    Saks operates two distribution centers that service Saks' full-line, resort and Off 5th stores, as well as Folio. Saks owns a 509,000 square foot distribution center in Yonkers, New York that serves as Saks' primary distribution facility and handles 85% of Saks' retail store distribution, all Folio catalog telemarketing and fulfillment and Off 5th merchandise processing. Saks also leases an 88,000 square foot distribution center in Ontario, California that handles the balance of Saks' retail distribution. The distribution centers employ state-of-the-art bar code scanning and tracing technology, as well as integrated purchase-order tracking capabilities that assist in merchandise planning. During fiscal 1995, the two distribution centers processed approximately 15 million pieces of merchandise.


    Saks recently announced plans to relocate the processing activity of its Yonkers facility to a new, state-of-the-art facility in Aberdeen, Maryland. This 600,000 gross square foot facility, which will be leased by Saks, is expected to open in early 1997. In order to ensure an effective transition, Saks will operate both facilities for up to six months following the opening of the Aberdeen facility, after which period the Yonkers facility will be closed. The relocation is anticipated to result in lower processing costs as well as more rapid delivery of merchandise to the sales floor to maximize full-price sales and improve fulfillment rates for the Folio catalog division.

    Saks will receive incentive payments from various government agencies which are expected to approximate the costs of relocating its processing activities to the new facility. Saks will occupy the facility pursuant to a lease, with the net present value of future rental payments equal to $21 million. Saks expects to sell its Yonkers facility after exiting it in early 1997. Saks recorded a charge in fiscal 1995 to reduce the carrying value of the Yonkers facility to its net realizable value. If Saks or a purchaser is successful in obtaining rezoning for the use of the property, a gain on sale could be realized. Management is unable to determine if rezoning will occur.

    In the area of logistics, Saks has implemented various programs designed to improve processing productivity in order to speed the flow of merchandise from vendors through Saks distribution facilities to the selling floor. These include size and color marking and tracking, increased vendor pre-marking, a variety of pre-distribution services, integrated universal product code (UPC) identification methods, radio frequency (RF) scanning and electronic data interchange (EDI) technologies. Saks uses contract carriage for approximately 80% of its merchandise. Saks uses air cargo for transcontinental merchandise shipments, as well as for shipping to particular markets during peak demand periods. When appropriate, Saks arranges for vendors to ship directly to stores.

COMPETITION

    All aspects of the retail industry, including attracting customers, securing merchandise and locating appropriate retail sites, are highly competitive. Saks competes for customers in this industry with retailers in the following five categories: large specialty apparel retailers; better department stores; national specialty apparel chains; designer boutiques; and individual specialty apparel stores. The type of individual competitor in each of these groups differs from region to region and from store to store. Many of these competitors are larger and have greater financial resources than Saks.

    LARGE SPECIALTY APPAREL RETAILERS. These retailers usually operate stores in key regional or national markets and primarily offer apparel, cosmetics and accessory products. Main competitors in this category are Barneys, Bergdorf Goodman, Brooks Brothers, Jacobson's, Lord & Taylor, Neiman Marcus and Nordstrom. Store sizes vary widely.

    BETTER DEPARTMENT STORES. This group is best categorized as offering a broad merchandise assortment, including apparel and accessories, as well as, in some cases, furniture, electronics and fine china, often in large stores of 200,000 selling square feet or more. This group includes stores operated by Dayton Hudson Department Stores, Dillard Department Stores, Federated Department Stores, The May Department Stores Company and Mercantile Stores.

    NATIONAL SPECIALTY APPAREL CHAINS. This competitor group is characterized by a large number of smaller stores nationwide, usually between 5,000 and 10,000 selling square feet, and a limited and focused merchandise assortment. This group includes AnnTaylor, Banana Republic and Talbots.

    DESIGNER BOUTIQUES. These stores are usually between 5,000 and 10,000 selling square feet and frequently are limited to major cities. Merchandise offered by designer boutiques is highly focused and generally limited to the product lines of one designer.

    INDIVIDUAL SPECIALTY APPAREL STORES. These stores are comparable to designer boutiques in size but carry product lines of more than one designer.

    Off 5th competes with designer factory outlet stores, specialty outlet stores and other off-price formats and the moderate department store sector. Folio competes with diversified general merchandise catalogs, department store catalogs and specialty catalogs.

TRADEMARKS AND SERVICE MARKS

    Saks owns its principal trademarks and service marks, including the "Saks Fifth Avenue", "SFA" and " [S5A] LOGO " marks. Other important trademarks and service marks include "Off 5th", "Folio", "Real Clothes", "The Works" and "The Fifth Avenue Club". Saks' trademarks and service marks are registered in the United States Patent and Trademark Office. The term of these registrations is generally ten years, and they are renewable for additional ten year periods indefinitely, so long as the marks are still in use at the time of renewal. Saks is not aware of any claims of infringement or other challenges to its right to register or use its marks in the United States.

EMPLOYEES

    As of February 3, 1996, Saks employed 750 people at its headquarters and buying offices and 11,800 in its stores, two distribution centers and data center. Saks' staffing requirements fluctuate during the year as a result of the seasonality of the retail apparel industry, adding approximately 1,200 to 1,500 more seasonal employees in the fourth quarter. Approximately 100 of Saks' employees are covered by collective bargaining agreements. Saks has never been subject to a strike and believes that its relationship with its employees and the unions is good.

LITIGATION

    Saks is a defendant in a suit pending in the Supreme Court of the State of New York, County of New York, in which the plaintiff, a former Saks employee, contends, among other things, that Saks was negligent in hiring a co-worker who allegedly assaulted the plaintiff. The plaintiff is seeking $10 million in damages. Saks has moved to dismiss the action. Saks believes that, subject to a self-insured retention, the claim is covered by Saks' insurance. In connection with the suit, Saks also is in litigation with one of its insurance providers regarding the provider's duties and obligations under its insurance contract with Saks. Saks does not believe that the resolution of these suits will have a material adverse impact on its financial position or results of operations.

    Saks also is from time to time involved in routine litigation incidental to the conduct of its business. Management believes that no currently pending litigation to which it is a party will have a material adverse effect on its financial position or results of operations.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    The following table sets forth the name, age and position of each of the directors and executive officers of Saks Holdings. In March 1996, the executive officers of Saks were given the same titles at Saks Holdings as they held at Saks. Each director of Saks Holdings will hold office until the next annual meeting of stockholders of Saks Holdings or until his or her successor has been elected and qualified. Officers of Saks Holdings are elected by the Board of Directors of Saks Holdings and serve at the discretion of such Board of Directors.

    NAME                          AGE                         POSITION
-------------------------------   ---   ----------------------------------------------------

Philip B. Miller...............   57    Chairman and Chief Executive Officer and Director

Brian E. Kendrick..............   42    Vice Chairman and Chief Financial Officer and
                                          Director

Rose Marie Bravo...............   44    President and Director

Owen E. Dorsey.................   45    Executive Vice President

Richard F. Zannino.............   37    Senior Vice President

Savio W. Tung..................   44    Director

Jon P. Hedley..................   35    Director

E. Garrett Bewkes III..........   45    Director

Charles J. Philippin...........   45    Director

    PHILIP B. MILLER became Chairman and Chief Executive Officer of Saks in June 1993. Mr. Miller joined Saks in August 1990 as Vice Chairman and became Chief Operating Officer in 1992. Mr. Miller became Vice Chairman and a director of Saks Holdings in August 1990 and a Vice President of Saks Holdings in January 1991. Mr. Miller formerly was Chairman and Chief Executive Officer of Marshall Field's, joining that company in 1983 from Neiman Marcus, where he had been President since 1977.

    BRIAN E. KENDRICK became Vice Chairman of Saks in November 1994. He joined Saks as Senior Vice President and Chief Financial Officer in April 1991. Mr. Kendrick became Vice President of Saks Holdings in April 1993 and a director of Saks Holdings in February 1994. From 1981 to 1991 Mr. Kendrick was the Chief Financial Officer of Maison Blanche/Goudchaux, Inc. in Baton Rouge, Louisiana. In 1987 and 1988 he took a leave of absence to become the Chief Administrative Officer for the State of Louisiana.

    ROSE MARIE BRAVO became President of Saks in September 1992 and a director of Saks in October 1992. Ms. Bravo became a Vice President and a director of Saks Holdings in September and October of 1992, respectively. Ms. Bravo formerly was the Chairman and Chief Executive Officer of I. Magnin, a specialty division of the R.H. Macy Company, a position she held since 1987. In February 1992 R.H. Macy & Co., I. Magnin's parent company, entered bankruptcy protection.

    OWEN E. DORSEY became an Executive Vice President of Saks in November 1994. In November 1993 Mr. Dorsey joined Saks as Senior Vice President, Human Resources. Mr. Dorsey became a Vice President of Saks Holdings in January 1994. Mr. Dorsey formerly was with the Ritz Carlton Hotel Company, where he held the position of Vice President, Human Resources from 1988 to 1993.

    RICHARD F. ZANNINO became Senior Vice President of Saks in May 1994. Mr. Zannino joined Saks in January 1993 as Vice President and Treasurer. From March 1992 to November 1992, Mr. Zannino was vice president of finance for JWP Inc., a multinational technical services company. In December 1993, JWP Inc. entered bankruptcy protection. From 1986 to 1992 Mr. Zannino was with Peter Kiewit Sons, Inc., a privately-held, multi-industry company in a finance and business development role.


    SAVIO W. TUNG became a director of Saks Holdings in April 1990. He has been an executive of Investcorp, its predecessor or one or more of its wholly-owned subsidiaries since September 1984. Mr. Tung is a director of Star Markets, Inc.



    JON P. HEDLEY became a director of Saks in October 1995. Mr. Hedley became Secretary and Treasurer of Saks Holdings in September 1992 and a director of Saks Holdings in October 1995. He has been an executive of Investcorp, its predecessor or one or more of its wholly-owned subsidiaries since April 1990.


    E. GARRETT BEWKES III became a director of Saks and Saks Holdings in June 1994. He is co-founder of GarMark Advisors, LLC. He was an executive of Investcorp, its predecessor or one or more of its wholly-owned subsidiaries from March 1994 to November 1995. Prior to joining Investcorp, Mr. Bewkes was Vice Chairman and Co-head of the Investment Banking Department at Bear, Stearns & Co. Inc. Mr. Bewkes also held the position of Senior Managing Director. He is a director of The Bear Stearns Companies Inc. and The Circle K Corporation.


    CHARLES J. PHILIPPIN became a director of Saks and Saks Holdings in January 1995. He has been an executive of Investcorp, its predecessor or one or more of its wholly-owned subsidiaries since October 1994. Prior to joining Investcorp, Mr. Philippin was a partner with Coopers & Lybrand L.L.P. Mr. Philippin is a director of The Circle K Corporation and Prime Holdings, Inc.


COMMITTEES OF THE BOARD OF DIRECTORS

    In March 1996, Saks Holdings created a compensation committee, an audit committee and a stock option and stock purchase plan committee. Messrs. Bewkes, Tung, Philippin and Hedley were appointed to the compensation committee, Messr. Bewkes was appointed to the audit committee and Messrs. Bewkes, Tung, Philippin and Hedley were appointed to the stock option and stock purchase plan committee.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    Prior to March 1996, Saks Holdings did not have a compensation committee. Messrs. Bewkes, Philippin, Hedley and Tung participated in deliberations concerning compensation of executive officers of Saks during 1995. None of the executive officers of Saks Holdings served on the Board of Directors or on the compensation committee of any other entity, any of whose officers served either on the Board of Directors or on the compensation committee of Saks Holdings.

NON-EMPLOYEE DIRECTORS COMPENSATION

    Directors who are employees of Saks Holdings or executives of Investcorp receive no separate compensation other than stock options for serving as directors. Other directors receive an annual retainer of $13,000, stock options and reimbursement of out-of-pocket expenses incurred in attending meetings of the Board of Directors and any committees of the Board on which they serve.

EXECUTIVE COMPENSATION

  SUMMARY COMPENSATION TABLE

    Saks Holdings is a holding company which conducts all of its activities through its main operating subsidiary, Saks, and the subsidiaries of Saks. The officers of Saks Holdings receive no compensation in their capacities as officers of Saks Holdings. Accordingly, the following table sets forth information concerning the annual and long-term compensation earned by Saks' chief executive officer and each of the four other most highly compensated executive officers of Saks whose annual salary and bonus during the fiscal years presented exceeded $100,000 (the "Named Officers").

                                                             LONG-TERM
                                                            COMPENSATION
                                          ANNUAL               AWARDS
                                  COMPENSATION (1)(2)(3)    ------------
                                 -------------------------   SECURITIES
        NAME AND         FISCAL                    ANNUAL    UNDERLYING      ALL OTHER
   PRINCIPAL POSITION     YEAR     SALARY          BONUS      OPTIONS     COMPENSATION (1)
------------------------ ------  ----------       --------  ------------  ----------------
Philip B. Miller........  1995   $1,100,000       $360,000          0         $ 59,567(4)
Chairman and Chief
  Executive Officer
Brian E. Kendrick.......  1995      666,667        225,000          0            8,347(5)
Vice Chairman and Chief
  Financial Officer
Rose Marie Bravo........  1995      666,667        225,000          0           18,515(6)
  President
Owen E. Dorsey..........  1995      357,500         40,000          0          113,009(7)
  Executive Vice President
Richard F. Zannino......  1995      290,000         90,000     39,110            6,845(8)
  Senior Vice President

------------
(1) The amounts indicated reflect compensation paid by Saks unless otherwise specified.

(2) Other annual compensation did not exceed $50,000 or 10% of the total salary and bonus for any of the Named Officers.

(3) Does not include retirement benefits covered under Saks' Pension Plan and Supplemental Plan. See the pension plan table and "Pension Plans".

(4) Reflects (i) the value of insurance premiums paid by Saks in the amounts of $3,770, $3,359 and $9,940 with respect to supplementary medical benefits, long-term disability benefits and term life insurance, respectively, for the benefit of Mr. Miller, (ii) $2,498 of matching benefits paid by Saks under the Retirement Savings Plan and (iii) $40,000 paid by Saks for business-related clothing expenses.

(5) Reflects (i) the value of insurance premiums paid by Saks in the amounts of $3,770 and $2,079 with respect to supplementary medical benefits and term life insurance, respectively, for the benefit of Mr. Kendrick and (ii) $2,498 of matching benefits paid by Saks under the Retirement Savings Plan.

(6) Reflects (i) the value of insurance premiums paid by Saks in the amounts of $3,770 and $2,079 with respect to supplementary medical benefits and term life insurance, respectively, for the benefit of Ms. Bravo, (ii) $2,498 of matching benefits paid by Saks under the Retirement Savings Plan, (iii) $2,067 paid by Saks with respect to relocation expenses and (iv) $10,168 paid by Saks for business related clothing discounts.

(7) Reflects (i) the value of insurance premiums paid by Saks in the amount of $3,770 and $1,158 with respect to supplementary medical benefits and term life insurance, respectively, for the benefit of Mr. Dorsey, (ii) $2,432 of matching benefits paid by Saks under the Retirement Savings Plan and (iii) $105,649 paid by Saks with respect to relocation expenses.

(8) Reflects (i) the value of insurance premiums paid by Saks in the amounts of $3,770 and $940 with respect to supplementary medical benefits and term life insurance, respectively, for the benefit of Mr. Zannino and (ii) $2,135 of matching benefits paid by Saks under the Retirement Savings Plan.

    The following table contains further information concerning the stock option grants made to each of the Named Officers during fiscal 1995.

                                                                             POTENTIAL REALIZABLE
                                                                                   VALUE AT
                                       INDIVIDUAL GRANTS                     ASSUMED ANNUAL RATES
                     -----------------------------------------------------         OF STOCK
                      NUMBER OF     % OF TOTAL                                PRICE APPRECIATION
                     SECURITIES      OPTIONS                                      FOR OPTION
                     UNDERLYING     GRANTED TO                                     TERM (2)
                       OPTIONS     EMPLOYEES IN   EXERCISE OR   EXPIRATION   ---------------------
    NAME             GRANTED (1)   FISCAL YEAR    BASE PRICE       DATE         5%         10%
-------------------  -----------   ------------   -----------   ----------   --------   ----------
Philip B. Miller...     --            --             --           --            --          --
Brian E. Kendrick..     --            --             --           --            --          --
Rose Marie Bravo...     --            --             --           --            --          --
Owen E. Dorsey.....     --            --             --           --            --          --
Richard F.
  Zannino..........     39,110         15.4%        $  20(3)       2005      $491,926   $1,246,625

------------

(1) The option agreements provide that options vest to the extent of one-third of the options granted as of the closing of the Offerings, one-third on the first anniversary thereof and one-third on the second anniversary thereof. In the event of an Approved Sale (as defined in the option agreement), all options vest in their entirety.

(2) These amounts are based on compounded annual rates of stock price appreciation of 5% and 10% over the ten-year term of the options, are mandated by the rules of the Securities and Exchange Commission and are not indicative of expected stock price performance. Actual gains, if any, on stock option exercises are dependent on future performance of the Common Stock, overall market conditions, as well as the option holders' continued employment throughout the vesting period. The amounts reflected in this table may not necessarily be achieved or may be exceeded. The indicated amounts are net of the option exercise price but before taxes that may be payable upon exercise.

(3) All stock options were granted with exercise prices equal to fair market value, as determined by the Board of Directors, on the grant date. In January 1996, the Board of Directors repriced the stock options from $20 (the price paid for shares at the time of the 1990 Acquisition and also in connection with significant third party purchases of Common Stock in 1993, which price per share was routinely used in connection with option grants from the 1990 Acquisition through 1995) to $16 to reflect the estimated fair market value of the Common Stock. Toward the end of 1995, management of Saks Holdings decided to evaluate whether a $20 per share price reflected fair market value and, therefore, whether options granted with a $20 per share exercise price, which might have been higher than fair value, properly incentivized management. Based on management's internal analysis, as well as advice from third party advisors, Saks Holdings determined that as of the end of fiscal 1995 the fair market value of the Common Stock was $16 per share and authorized repricing the options at $16 per share.

    The following table sets forth certain information regarding options to purchase Common Stock held as of February 3, 1996 by each of the Named Officers. None of such Named Officers exercised any options during fiscal 1995.

                                    NUMBER OF
                              SECURITIES UNDERLYING                VALUE OF UNEXERCISED
                               UNEXERCISED OPTIONS                 IN-THE-MONEY OPTIONS
                                AT FISCAL YEAR END                AT FISCAL YEAR END (1)
                           ----------------------------    ------------------------------------
    NAME                   EXERCISABLE    UNEXERCISABLE    EXERCISABLE (2)    UNEXERCISABLE (2)
------------------------   -----------    -------------    ---------------    -----------------
Philip B. Miller........     --              324,330          --                     $ 0
Brian E. Kendrick.......     --              225,050          --                       0
Rose Marie Bravo........     --              223,750          --                       0
Owen E. Dorsey..........     --               35,700          --                       0
Richard F. Zannino......     --               65,060          --                       0

------------

(1) Calculated on the basis of $16 per share, the fair market value of the Common Stock at February 3, 1996, as determined by the Board of Directors, less the exercise price payable for such shares.

(2) On February 23, 1996 the exercise price with respect to the stock options was reduced from $20 per share to $16 per share.

    Saks maintains a pension plan (the "Pension Plan"), which covers substantially all of the employees of Saks and its affiliates. Saks also maintains a supplemental pension plan (the "Supplemental Plan") which covers certain senior executives of Saks. See "Pension Plans". The following table sets forth estimated annual benefits payable upon retirement with regard to the Supplemental Plan.

                                            YEARS OF
                                           SERVICE(1)
REMUNERATION(2)       15          20           25           30          35
---------------    --------    --------    ----------    --------    --------
25$0,000......     $ 75,000    $100,000     $125,000     $125,000    $125,000
300,000......        90,000     120,000      150,000      150,000     150,000
400,000......       130,000     160,000      200,000      200,000     200,000
500,000......       150,000     200,000      250,000      250,000     250,000
750,000......       225,000     300,000      375,000      375,000     375,000
1,000,000....       300,000     400,000      500,000      500,000     500,000
1,320,000....       396,000     528,000      660,000      660,000     660,000

------------

(1) Mr. Miller has an estimated 18 credited years of service (13 of which were granted to him pursuant to his employment agreement). Mr. Kendrick has an estimated five credited years of service. Ms. Bravo and Mr. Zannino each have three years of credited service and Mr. Dorsey has two.

(2) The compensation covered by the Supplemental Plan includes base salary only, and not bonus or other amounts. For each of the Named Officers, the current compensation covered by the Supplemental Plan does not differ by more than 10% from the amount listed in the "Salary" column of the Summary Compensation table. The amount of the supplemental pension to which a participant is entitled is an annual amount computed in the form of single life annuity equal to 2% of his or her Average Final Earnings multiplied by his or her years of credited service up to a maximum of 25 years, reduced by any amounts received due to the Pension Plan, primary Social Security benefits or matching amounts under the Retirement Savings Plan. "Average Final Earnings" for purposes of the Supplemental Plan is the average rate of the participant's salary for the last 36 calendar months of his or her credited service.

EMPLOYMENT AGREEMENTS

    Saks has employment agreements with each of Mr. Miller, Mr. Kendrick, Ms. Bravo and Mr. Dorsey. Each agreement requires the executive officer to devote his or her full time and best efforts to Saks during the term of the agreement.

    PHILIP B. MILLER. The employment agreement with Mr. Miller commenced in March 1996 and continues until terminated by either party as provided therein. The agreement provides for an annual salary of $1.2 million plus increases based on the percentage increase, if any, in the Consumer Price Index, or by a greater amount, at the discretion of the Board of Directors of Saks. In addition, the agreement provides for the payment of an annual bonus as determined by the Board of Directors of Saks.

    If Saks terminates Mr. Miller's employment for any reason other than for death, disability, retirement or cause, Mr. Miller shall be entitled to receive an amount equal to three times his base salary then in effect ($3.6 million at his current salary) and Standard Termination Amounts. Mr. Miller is entitled to receive an identical amount if he voluntarily terminates his employment at any time when he is not a member of the Boards of Directors of both Saks Holdings and Saks. If Saks terminates Mr. Miller for "cause" (as defined in the agreement) or if Mr. Miller voluntarily terminates his employment except as described in the preceding sentence, Mr. Miller is entitled to receive Standard Termination Amounts. "Standard Termination Amounts" consist of pro-rated earned but unpaid salary, bonus, deferred compensation, certain expense allowances and unpaid or unreimbursed benefits under applicable benefits plans and programs.

    BRIAN E. KENDRICK, ROSE MARIE BRAVO AND OWEN E. DORSEY. Saks' employment agreements with Mr. Kendrick, Ms. Bravo and Mr. Dorsey commenced in March 1996 and continue until terminated. The agreements provide for annual salaries of $750,000, $750,000 and $360,000 respectively, and a bonus of up to 50% of Mr. Kendrick's, Ms. Bravo's or Mr. Dorsey's salary, as applicable. The agreements further provide for annual performance and salary reviews, and for participation in all other bonus and benefit plans applicable to other similarly situated officers.

    If Saks terminates Mr. Kendrick's or Ms. Bravo's employment for any reason other than for death, disability, retirement or cause, Mr. Kendrick or Ms. Bravo, as applicable, is entitled to receive an amount equal to two times his or her base salary then in effect ($1.5 million at their current salaries) and Standard Termination Amounts. If Saks terminates Mr. Dorsey's employment for any reason other than for death, disability, retirement or cause, Mr. Dorsey is entitled to receive an amount in cash equal to his base salary then in effect, Standard Termination Amounts and benefits for one year following termination. If Saks terminates Mr. Kendrick's, Ms. Bravo's or Mr. Dorsey's employment for "cause" (as defined in each agreement) or if such employee voluntarily terminates his or her employment, such employee shall be entitled to receive Standard Termination Amounts.

    All other officers are appointed by and serve at the discretion of the Board of Directors of Saks.

STOCK INCENTIVE PLANS


    In October 1990, Saks Holdings adopted a Senior Management Stock Incentive Plan (the "Old Incentive Plan"), and in February 1996, Saks Holdings adopted a 1996 Management Stock Incentive Plan (the "New Incentive Plan", and together with the Old Incentive Plan, the "Incentive Plans"), for members of senior management and certain other officers and employees of Saks Holdings and of Saks. As of April 18, 1996 there were options to purchase 30,095 shares of Common Stock outstanding under the Old Incentive Plan, all of which will vest upon the closing of the Offerings, and options to purchase 1,874,160 shares of Common Stock outstanding under the

New Incentive Plan. In addition, conditioned upon the closing of the Offerings, options to purchase 1,199,750 shares of Common Stock will be granted pursuant to the New Incentive Plan. The vesting of options under the New Incentive Plan is described below. No additional options will be granted under the Old Incentive Plan. The maximum number of shares of Common Stock issuable pursuant to the Incentive Plans is 6,209,045, subject to adjustment to reflect stock splits, stock dividends and similar stock transactions.

    The Incentive Plans provide for the grant of options that qualify as incentive stock options ("ISOs") under the Internal Revenue Code of 1986, as amended (the "Code"), as well as options that do not qualify as ISOs ("Non-qualified Options") (collectively referred to as the "Options"), and also provide for the grant of stock appreciation rights and for the sale or grant of restricted stock. Options to purchase shares of Common Stock may extend for ten years for ISOs and ten years and 30 days for Non-qualified Options from the date of grant. Options may not be granted and restricted stock may not be sold or granted after October 17, 2000. The granting of Options is conditioned upon active employment with Saks Holdings, Saks or any of its direct or indirect subsidiaries. In the event an employee ceases to be employed by Saks Holdings, Saks or any of its direct or indirect subsidiaries, for any reason, Saks Holdings may repurchase at fair market value, as determined annually by the Board of Directors, any shares of Common Stock acquired by such employee pursuant to the exercise of an Option granted under the Incentive Plans.

    The Incentive Plans are administered by the stock option and stock purchase plan committee (the "Incentive Plans Committee"), each member of which is required to be "disinterested" within the meaning of Rule 16b-3 under the Exchange Act. The Incentive Plans Committee has the authority to interpret the Incentive Plans, to determine the terms and conditions of Options and other grants under the Incentive Plans and to make all other determinations necessary or advisable for the administration of the Incentive Plans. The Incentive Plans Committee may determine the number of shares subject to grants or sales and the terms thereof. The terms upon which options and stock appreciation rights are granted and restricted stock is sold or granted are to be evidenced by a written agreement executed by Saks Holdings and the relevant employee.


    Saks Holdings has entered into individual Stock Option Agreements with members of management with respect to 1,874,160 options outstanding under the New Incentive Plan, and will grant options to such individuals to purchase an additional 1,199,750 shares of Common Stock, conditioned upon the closing of the Offerings, pursuant to which each such employee's right to exercise such Options vest to the extent of one-third of the Options granted as of the closing of the Offerings, one-third on the first anniversary thereof and one-third on the second anniversary thereof. In the event of an Approved Sale (as defined in the agreement), all options vest in their entirety. The Stock Option Agreements further provide for the termination of the vested portions of any Options upon the tenth anniversary of such Stock Option Agreement, and for acceleration of termination if the employee ceases to be employed by Saks Holdings or a subsidiary.


RETIREMENT SAVINGS PLAN (401(K))

    In July 1990 Saks adopted a Retirement Savings Plan (the "Retirement Savings Plan"), a savings and investment plan intended to be qualified under Section 401 of the Code. All employees of Saks and its affiliates (including officers and directors who are employees) who are at least 21 years of age may participate in the plan after one year of service with Saks or such affiliate. Participating employees may make pre-tax and after-tax contributions, subject to limitations under the Code, of a percentage (not to exceed 16%) of their total compensation, and such amounts (and the earnings thereon) are fully vested at all times. Saks makes matching contributions in an amount equal to one-fourth of the first 6% of an employee's contribution. Any such matching contributions (and the investment earnings thereon) will vest 25% after two years of service and an additional

25% per year of service thereafter until fully vested after five years of service, provided that such contributions become 100% vested upon the employee's death, disability or retirement.

PENSION PLANS

    Saks' Pension Plan covers substantially all of the employees of Saks and its affiliates. Benefits are based primarily on years of service and the employees' compensation, subject to limitations under the Code. The compensation covered by the Pension Plan includes base salary only, and not bonus or other amounts. Saks' policy is to fund the plan to satisfy the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA"). Generally, an employee is entitled upon retirement to annual payments for each year of service in the amount of 1% of his or her covered compensation received for that year of service. The estimated benefits payable upon retirement at normal retirement age for each Named Officer is $21,869 (Mr. Miller), $44,369 (Mr. Kendrick), $35,903 (Ms. Bravo), $33,000 (Mr. Dorsey) and $46,910 (Mr. Zannino).

    Saks also maintains an unfunded supplemental retirement plan (the "Supplemental Plan") covering the Chairman, Vice Chairman, President, Executive Vice Presidents and Senior Vice Presidents of Saks (the "Covered Employees"). The Supplemental Plan is maintained primarily for the purpose of providing deferred compensation for a select group of management and highly compensated employees in accordance with the provisions of ERISA. The Covered Employees have a nonforfeitable right to receive a supplemental pension upon five years of service in the covered position. Generally, the amount of the supplemental pension for a Covered Employee is an annual amount computed in the form of a single life annuity equal to 2% of the Final Average Earnings (as defined in the Supplemental Plan) multiplied by his or her years of service up to a maximum of 25 years, subject to deduction for Social Security benefits and for amounts received from Saks or its affiliates under any other qualified or unqualified, formal or informal plan, including the Pension Plan.

                             PRINCIPAL STOCKHOLDERS


    The following table sets forth certain information regarding beneficial ownership of the Common Stock as of May 17, 1996, by (i) each person who is known by Saks Holdings to own beneficially more than 5% of the outstanding shares of the Common Stock; (ii) each director and Named Officer and (iii) all executive officers and directors as a group. Unless otherwise indicated, each person has sole voting power and investment power with respect to the shares attributed to them.



                                                         BENEFICIAL OWNERSHIP
                                             ---------------------------------------------
                                                 PRIOR TO THE
                                                  OFFERINGS           AFTER THE OFFERINGS
                                             --------------------    ---------------------
                                             NUMBER OF               NUMBER OF
    NAME OF BENEFICIAL OWNER                  SHARES      PERCENT      SHARES      PERCENT
------------------------------------------   ---------    -------    ----------    -------
Investcorp (1)............................   8,297,715     18.45%    10,547,715     17.30%
SIPCO Limited (2).........................   8,283,715     18.42     10,533,715     17.28
His Royal Highness Prince Al Waleed Bin
  Talal Bin Abdulaziz (3).................   4,450,000     10.01      4,450,000      7.30
Fifth Avenue Equity Limited (4)...........   2,504,385      5.57      2,504,385      4.11
Trustees of the Estate of Bernice Pauahi
  Bishop (5)..............................   2,500,000      5.56      2,500,000      4.10
Works Holdings Limited (6)................   2,348,740      5.22      2,348,740      3.85
Philip B. Miller (7)......................    263,382       *           458,693(10)   *
Rose Marie Bravo (7)......................    116,940       *           176,523(10)   *
Brian E. Kendrick (7).....................    105,430       *           152,518(10)   *
Owen E. Dorsey (7)........................     17,053       *            30,172(10)   *
Richard F. Zannino (7)....................     29,123       *            41,757(10)   *
Savio W. Tung (8).........................     50,000       *            91,400(10)   *
Jon P. Hedley (9).........................      5,000       *            37,500(10)   *
E. Garrett Bewkes III.....................          0       --                0      --
Charles J. Philippin......................          0       --           12,200(10)   *
All directors and executive officers as a
  group (10 people) (11)..................    601,775       1.33      1,022,576(12)   1.67


------------

* Less than 1%.


 (1) Investcorp does not directly own any shares of Common Stock. The number of shares shown as owned by Investcorp includes all of the shares owned by SFA Folio Limited, SFA Label Limited, SFA Collection Limited, SFA Designer Limited, Saks Fifth Avenue Holdings II Limited, Saks Fifth Avenue Investments II Limited, Flair Limited, SFA Capital Limited, Ballet Limited, Denary Limited, Gleam Limited, Highlands Limited, Noble Limited, Outrigger Limited, Quill Limited, Radial Limited, Shoreline Limited, Zinnia Limited, and Chemical Nominees (Guernsey) Limited. Other than Flair Limited and SFA Capital Limited, which are indirect wholly-owned subsidiaries of Investcorp, Investcorp owns no stock in such entities. Investcorp may be deemed to share beneficial ownership of the shares of Common Stock held by such entities because such entities or their shareholders or principals have entered into revocable management services or similar agreements with an affiliate of Investcorp pursuant to which each such entity has granted such affiliate the authority to direct the voting and disposition of the stock owned by such entity for so long as such agreement is in effect. Investcorp is a Luxembourg corporation, with its registered address at 37 rue Notre-Dame, Luxembourg.



 (2) SIPCO Limited ("SIPCO") does not directly own any Common Stock. The number of shares shown as owned by SIPCO consists of the shares Investcorp is deemed to beneficially own. SIPCO may be deemed to control Investcorp through its ownership of a majority of the stock


                                         (Footnotes continued on following page)

(Footnotes continued from preceding page) of a company which indirectly owns a majority of Investcorp's outstanding stock. SIPCO is a Cayman Islands corporation with its address at P.O. Box 1111, West Wind Building, George Town, Grand Cayman, Cayman Islands, British West Indies.


 (3) His Royal Highness Prince Al Waleed Bin Talal Bin Abdulaziz does not directly own any Common Stock. The number of shares shown as owned by him include all of the shares held by SFA Saudi Holdings Limited, of which he owns a majority of the outstanding stock. The business address of His Royal Highness Prince Al Waleed Bin Talal Bin Abdulaziz is c/o Kingdom Establishment Trading and Contracting, P.O. Box 8653, Riyadh 11492, Saudi Arabia.



 (4) Fifth Avenue Equity Limited is a Cayman Islands corporation with its address at P.O. Box 1111, West Wind Building, George Town, Grand Cayman, Cayman Islands, British West Indies.



 (5) The Bernice Pauahi Bishop Estate is an educational charitable trust organized under the laws of the State of Hawaii with its address at 567 South King Street, Suite 200, Honolulu, Hawaii 96813.



 (6) Works Holdings Limited is a Cayman Islands corporation with its address at P.O. Box 1111, West Wind Building, George Town, Grand Cayman, Cayman Islands, British West Indies.



 (7) Includes the following shares of Common Stock, purchasable within 60 days of May 17, 1996, upon exercise of stock options granted prior to the closing of the Offerings, by the following individuals: Mr. Miller (139,737 shares), Ms. Bravo (95,690 shares), Mr. Kendrick (96,675 shares), Mr. Dorsey (15,268 shares) and Mr. Zannino (27,823 shares).



 (8) Includes 50,000 shares that Mr. Tung has the right to acquire within 60 days of May 17, 1996.



 (9) Includes 5,000 shares that Mr. Hedley has the right to acquire within 60 days of May 17, 1996.



(10) Includes the following shares of Common Stock, purchasable within 60 days of May 17, 1996, upon exercise of stock options to be granted upon the closing of the Offerings, by the following individuals: Mr. Miller (71,667 shares), Ms. Bravo (38,333 shares), Mr. Kendrick (38,333 shares), Mr. Dorsey (11,333 shares) and Mr. Zannino (11,333 shares). Also includes the purchase of shares in the Offerings by the following individuals: Mr. Miller (123,645 shares), Ms. Bravo (21,250 shares), Mr. Kendrick (152,518 shares), Mr. Dorsey (1,785 shares), Mr. Zannino (1,300 shares), Mr. Tung (41,400 shares), Mr. Hedley (32,500 shares) and Mr. Philippin (12,200 shares).



(11) Includes an aggregate of 388,740 shares of Common Stock purchasable within 60 days of May 17, 1996 upon exercise of stock options granted prior to the closing of the Offerings.



(12) Includes an aggregate of 176,667 shares of Common Stock purchasable within 60 days of May 17, 1996 upon exercise of stock options to be granted upon the closing of the Offerings. Also includes the purchase of 244,135 shares in the Offerings.

                              CERTAIN TRANSACTIONS

RELATED TRANSACTIONS

    Saks incurred fees of $8 million payable to III, an affiliate of Investcorp, for certain management, consulting and advisory services rendered in fiscal 1995 and the first half of fiscal 1996. Of these expenses, $7 million are reflected in Saks' operating results for fiscal 1995 and $1 million will be reflected in Saks' operating results for fiscal 1996. Fees of $2 million also were paid to III in each of fiscal 1991, 1992, 1993 and 1994. Saks believes that the terms of its management, advisory and consulting arrangements with III were no less favorable to Saks than terms that may have been available from independent third parties. Other than the transactions described above, Saks expects that there will be no further remuneration for consulting services between Saks or Saks Holdings and Investcorp or any of its affiliates following the completion of the Offerings.

    Prior to April 3, 1996 Investcorp and its affiliates had an ownership interest in and controlled a majority of the voting stock of Gucci Group N.V. and its affiliates ("Gucci"), an Italian designer, manufacturer and distributor of women's and men's luxury apparel and accessories. Investcorp affiliates continue to represent a majority of the members of the Supervisory Board of Gucci. In addition, Investcorp and its affiliates have an ownership interest in, control a majority of the voting stock of, and have directors serving on the board of directors of Ebel S.A. ("Ebel"), a Swiss manufacturer and distributor of watches, and Chaumet International S.A. ("Chaumet"), a French retailer of jewelry, gems and other luxury products. Saks distributes the products of Gucci, Ebel and Chaumet through its stores. Saks believes that the terms of these arrangements are on arms' length bases. Except for these arrangements, upon completion of the Offerings, Saks will have no business relationships with Investcorp or any of its affiliates or related parties.

    Gucci designs and sells lines of women's and men's apparel that compete with Saks' private label apparel business. Saks believes that competition with Gucci is limited because Saks' private label merchandise generally is sold at different price points and targets different market segments.

    Although the agreement for management and advisory services expires in July 1996, Investcorp, as the beneficial owner of 17.28% of the Common Stock of Saks Holdings after the Offerings and with representatives on the board of directors of Saks Holdings, may be able to exert influence over the operations of Saks Holdings and Saks.

LOANS TO CERTAIN OFFICERS AND DIRECTORS

    From time to time, Saks extends loans to certain officers and directors in connection with stock purchase transactions.

    In January 1992, Mr. Kendrick executed a note in favor of Saks in the principal amount of $175,100. The note matures in January 1997, bears interest at an annual rate of 8% and is secured by a pledge of Common Stock. In March 1996, Mr. Kendrick executed a note in favor of Saks in the principal amount of $250,000, the proceeds of which were used to refinance an earlier note executed by Mr. Kendrick. The note matures in March 1999, bears interest at an annual rate of 8% and is secured by a pledge of Common Stock. At Saks' option, the principal of, and accrued interest on, each of the notes described above becomes immediately due upon the occurrence of certain events, including the termination of Mr. Kendrick's employment by Saks for any reason.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

    Upon completion of the Offerings, Saks Holdings' authorized capital stock will consist of 10 million shares of preferred stock, of which no shares will be issued and outstanding, and 150 million shares of Common Stock, $.01 par value per share, of which 60,966,605 shares will be issued and outstanding. The material terms of Saks Holdings' certificate of incorporation and bylaws are discussed below.

COMMON STOCK

    Holders of Common Stock are entitled to one vote per share in the election of directors and on all other matters on which stockholders are entitled or permitted to vote. Holders of Common Stock are not entitled to vote cumulatively for the election of directors. Holders of Common Stock have no redemption, conversion, preemptive or other subscription rights. There are no sinking fund provisions relating to the Common Stock. In the event of the liquidation, dissolution or winding up of Saks Holdings, holders of Common Stock are entitled to share ratably in all of the assets of Saks Holdings, if any, remaining after satisfaction of the debts and liabilities of Saks Holdings. The outstanding shares of Common Stock are, and the shares of Common Stock offered hereby will be, upon payment therefor as contemplated herein, validly issued, fully paid and nonassessable.

    Holders of Common Stock are entitled to receive dividends when and as declared by the Board of Directors of Saks Holdings out of funds legally available therefor. Saks Holdings does not anticipate paying cash dividends on the Common Stock in the foreseeable future. See "Dividend Policy".

PREFERRED STOCK

    The Board of Directors is authorized, subject to certain limitations prescribed by law, to issue the preferred stock in one or more classes or series and to fix the designations, powers, preferences, rights, qualifications, limitations or restrictions of any such class or series. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of Saks Holdings. Saks Holdings has no current plans to issue shares of preferred stock.

CERTAIN PROVISIONS OF DELAWARE LAW


    Saks Holdings is incorporated under the Delaware General Corporation Law (the "DGCL"). Saks Holdings is subject to Section 203 of the DGCL, which restricts certain transactions and "business combinations" between a Delaware corporation and an "interested stockholder" (in general, a stockholder owning 15% or more of the corporation's outstanding voting stock) or an affiliate or associate of an interested stockholder, for a period of three years from the date the stockholder becomes an interested stockholder. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, unless the transaction is approved by the Board of Directors and the holders of at least 66 2/3% of the outstanding voting stock of the corporation (excluding shares held by the interested stockholder), Section 203 prohibits significant business transactions such as a merger with, disposition of assets to or receipt of disproportionate financial benefits by the interested stockholder, or any other transaction that would increase the interested stockholder's proportionate ownership of any class or series of the corporation's stock. The statutory ban does not apply if, upon consummation of the transaction in which any person becomes an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock of the corporation (excluding shares held by persons who are both directors and officers or by certain employee stock plans).

    Saks Holdings' Certificate of Incorporation contains certain provisions permitted under the DGCL relating to the liability of directors. The Certificate of Incorporation provides that, to the fullest extent permitted by the DGCL, no director of Saks Holdings will be liable to Saks Holdings or its stockholders for monetary damages for breach of fiduciary duty as a director. The Certificate of Incorporation and Bylaws of Saks Holdings also contain provisions indemnifying the directors and officers of Saks Holdings to the fullest extent permitted by the DGCL.


    Section 203 and the provisions of Saks Holdings' Certificate of Incorporation and Bylaws described above may make it more difficult for a third party to acquire, or discourage acquisition bids for, Saks Holdings. Section 203 and these provisions could have the effect of inhibiting attempts to change the membership of the Board of Directors of Saks Holdings. In addition, the limited liability provisions in the Certificate of Incorporation and the indemnification provisions in the Certificate of Incorporation and Bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty (including breaches resulting from grossly negligent conduct) and may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise have benefited Saks Holdings and its stockholders. Furthermore, a stockholder's investment in Saks Holdings may be adversely affected to the extent Saks Holdings pays the costs of settlement and damage awards against directors and officers of Saks Holdings pursuant to the indemnification provisions in Saks Holdings' Bylaws. The limited liability provisions in the Certificate of Incorporation will not limit the liability of directors under federal securities laws.


SHARES RESERVED FOR ISSUANCE

    Saks Holdings has 6,209,045 shares of Common Stock reserved for issuance upon the exercise of options granted or to be granted under the Incentive Plans. As of April 25, 1996, options for the purchase of 1,904,255 shares have been granted. In addition, Saks Holdings will grant, conditioned upon the closing of the Offerings, options for the purchase of 1,199,750 shares of Common Stock. Upon the closing of the Offerings, options for the purchase of 1,056,189 shares of Common Stock will be fully vested.

TRANSFER AGENT

    The transfer agent and registrar for the Common Stock is Chemical Mellon Shareholder Services LLC.

LISTING


    The Common Stock has been approved for listing on the New York Stock Exchange under the symbol "SKS", subject to official notice of issuance.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

    The material terms of certain indebtedness of Saks are described below. Each of the following summaries is subject to and qualified in its entirety by reference to the detailed provisions of the respective agreements and instruments to which each summary relates. Copies of such agreements and instruments have been filed as exhibits to the Registration Statement of which this Prospectus is a part.

CREDIT AGREEMENT

    In July 1993, Saks entered into an Amended and Restated Credit Agreement with certain lenders (the "Lenders") which provided for $200 million in term loans ("Term Loans"), $225 million in base revolving credit loans ("Base Revolving Loans") and $100 million in working capital revolving credit loans ("Working Capital Revolving Loans"). The Term Loans, Base Revolving Loans and Working Capital Revolving Loans collectively are referred to as the "Credit Facility". The Term Loans consist of two tranches: the tranche A term loan (the "Tranche A Loan") and the tranche B term loan (the "Tranche B Loan"), each initially in the amount of $100 million. In March 1995, Saks and the Lenders amended the Credit Facility to increase the principal amount of the Tranche B Loan by $75 million for the primary purpose of financing the acquisition of four stores previously operated by I. Magnin. In October 1995, Saks and the Lenders amended the Credit Facility to (a) increase the principal amount of the Tranche B Loan by $50 million, and (b) permit Saks to retain up to $25 million of net proceeds from asset sales that otherwise would have been subject to mandatory prepayment under the Credit Facility, each for the purpose of financing capital expenditures relating to the remodeling, replacement and construction of retail stores and a distribution center. For information regarding installment payments due on the Tranche A Loan and the Tranche B Loan, see Note 5 to Consolidated Financial Statements. As of February 3, 1996, after giving effect to scheduled payments and certain mandatory prepayments under the Credit Facility, there were approximately $59.5 million and $224.1 million outstanding under the Tranche A and Tranche B Loans, respectively. Saks from time to time has amended covenants contained in the Credit Facility in anticipation of changes in its results of operations and in economic conditions generally.

    In March 1996, Saks and the Lenders amended the Credit Facility, among other things, to (i) permit the Offerings provided that the gross proceeds received by Saks Holdings from the Offerings exceed $200 million and the net proceeds received by Saks Holdings are immediately contributed to Saks, (ii) exclude up to $45 million in special charges from the calculation of certain restrictive financial covenants and (iii) require that (a) at least one-third of the net proceeds from the Offerings be used to prepay Term Loans and (b) the remainder of such net proceeds be used to prepay first the Working Capital Revolving Loans and then the Base Revolving Loans. In April 1996, Saks and the Lenders amended the Credit Facility, among other things, to (i) allow certain of the proceeds of the Base Revolving Loans and Working Capital Revolving Loans to be used to make permitted acquisitions and permitted capital expenditures, (ii) add a covenant specifying a maximum ratio of outstanding loans to consolidated adjusted operating profit tested annually and (iii) amend the method of calculating interest rates under the Credit Facility as set forth below. In April 1996, Saks and the Lenders amended the Credit Facility to allow Saks to make payments, dividends or distributions with respect to operating costs incurred by Saks Holdings in amounts not to exceed $4.0 million per fiscal year.

    As of February 3, 1996, an aggregate principal amount of approximately $117.4 million was available for borrowing under the Working Capital Revolving Loans and the Base Revolving Loans, which amount is net of approximately $198.1 in borrowings and $6.7 million in standby letters of credit issued and outstanding under the Credit Facility. The Lenders' commitments to make the Working Capital Revolving Loans and the Base Revolving Loans expire on the earlier of June 30, 1998 and the termination of the commitments under the Credit Facility.

    Saks may borrow up to $20 million in aggregate principal amount of swingline loans which bear interest, as of the closing of the Offerings, at the Alternate Base Rate (as defined in the Credit

Facility) plus an applicable margin ranging from 0.0% to 1.0% depending on the Interest Coverage Ratio (as defined in the Credit Facility). All other loans under the Credit Facility bear interest, as of the closing of the Offerings, at a rate equal to, at Saks' option, (a) the Alternate Base Rate plus a percentage ranging from 0.0% to 1.5% depending on the Interest Coverage Ratio or (b) the Eurodollar Rate (as defined in the Credit Facility) plus a percentage ranging from 1.0% to 2.5% depending on the Interest Coverage Ratio. Saks has purchased three interest rate cap agreements which limit the maximum interest rate on $400 million of borrowings through September 2, 1996 to 5.5%.

    The Credit Facility imposes certain covenants and other requirements on Saks and its subsidiaries. In general, the affirmative covenants include standard operating covenants requiring Saks, among other things, to: periodically and upon the occurrence of certain events furnish certain financial information and certificates to the administrative agent; pay obligations when due; continue to engage in a business of the same general type as conducted on the date of the Credit Facility; maintain property in good working order; maintain insurance coverage on all property; keep proper books and records; promptly give notice upon the occurrence of certain events; cause each Real Estate Holding Subsidiary (as defined in the Credit Facility) to make certain distributions to Saks or a subsidiary; grant a security interest to the administrative agent in certain new leaseholds; and use reasonable best efforts to cause each such new leasehold to be mortgageable and assignable. The Credit Facility also contains certain negative covenants and restrictions that, among other things, restrict: (i) the incurrence of indebtedness (as described below); (ii) the incurrence of liens or other encumbrances; (iii) the incurrence of contingent obligations; (iv) the sale, lease, assignment, transfer or other disposition of assets other than in the ordinary course of business; (v) fundamental corporate changes including acquisitions, mergers, consolidations, liquidations or material changes in the method of conducting business or engaging in any type of business other than the same general type presently conducted by it; (vi) investments, loans and advances; (vii) capital expenditures; (viii) certain payments of dividends (see "Risk Factors--No Dividends"); (ix) transactions with affiliates including purchases, sales, leases, exchanges of property or rendering of any service with any affiliate; (x) entering into certain foreign currency exchange contracts other than for the purpose of hedging payments received in a foreign currency in the ordinary course of business; (xi) changes in significant credit or collection policies; (xii) prepayments and amendments of subordinated debt and debt incurred pursuant to the REMIC Financing; (xiii) certain amendments of leases of operating properties; and (xiv) waiver of surviving rights and causes of action under the stock purchase agreement pursuant to which the stock of Saks was acquired in 1990 and the I. Magnin acquisition agreement in 1994. Financial covenants in the Credit Facility specify that consolidated net worth tested quarterly subsequent to the Offerings may not be below the sum of the net proceeds from the Offerings plus $650 million and that consolidated adjusted operating profit tested annually may not be below $155 million during fiscal 1996 increasing to $225 million in fiscal 1999. Financial covenants in the Credit Facility also require maintenance of the Interest Coverage Ratio tested quarterly with respect to the immediately preceding four quarters which subsequent to the Offerings increase from 1.90 to 1.00 for the second quarter of fiscal 1996, to 3.00 to 1.00 for the second quarter of fiscal 2000 and specify that the ratio of outstanding loans to consolidated adjusted operating profit tested annually may not exceed a certain level which decreases from 2.75 to 1.00 in fiscal 1996 to 1.75 to 1.00 in fiscal 1999.

    Saks and its subsidiaries may not create, incur, assume or suffer to exist any indebtedness except: (i) indebtedness outstanding on the date of the Credit Facility that was specifically scheduled, excluding the refinancing of such indebtedness; (ii) indebtedness arising under the Credit Facility;
(iii) indebtedness incurred after the date of the Credit Facility for industrial revenue bonds, capitalized lease obligations or the deferred purchase price of newly acquired property not exceeding an aggregate at any one time outstanding of $115 million plus amounts outstanding under certain capitalized leases plus an additional $25 million provided that Saks has received net proceeds of at least $250 million from the Offerings; (iv) intercompany indebtedness; (v) indebtedness evidenced by the Subordinated Notes, subject to certain conditions; (vi) indebtedness pursuant to the REMIC Financing;
(vii) unsecured indebtedness not exceeding an aggregate principal amount at any one time outstanding of $50 million; (viii) indebtedness in respect of foreign currency exchange contracts otherwise permitted in the Credit Facility;
(ix) indebtedness in respect of the Accounts Receivable Financing (as defined in the Credit Facility, which includes the transactions described under "Receivables Securitization"); (x) unsecured indebtedness in respect of letters of credit issued under other credit facilities, subject to a $25 million limit in the aggregate; and (xi) indebtedness relating to certain specifically scheduled store transactions.

    Events of default under the Credit Facility include, among other things: (i) the failure to pay any principal when due or any interest within five days of being due; (ii) any representation or warranty in documents delivered in connection with the Credit Facility which is proven to be materially incorrect as of the date made; (iii) a default by Saks, Saks Holdings or any subsidiary to comply with or perform certain obligations under the Credit Facility or certain documents delivered in connection therewith; (iv) a default by Saks or any subsidiary in the payment when due of certain indebtedness or conditions or agreements relating to such indebtedness, provided that the aggregate principal amount of liabilities involved is at least $1 million; (v) certain insolvency events; (vi) certain prohibited ERISA events; (vii) judgments or decrees entered against Saks or any subsidiary involving an aggregate of $1 million or more (excluding amounts covered by insurance) not stayed, discharged, vacated or bonded within the applicable time for such action; (viii) the ineffectiveness or unenforceability of documents delivered in connection with the Credit Facility;
(ix) subsequent to an initial public offering of Common Stock of Saks Holdings, a change of control, which is deemed to occur if any person (other than Investcorp, any of its Affiliates or subsidiaries, any person who is senior management of Saks or Saks Holdings, any entity that is majority-owned by such senior management of Saks or Saks Holdings, or any person acting in the capacity of an underwriter) directly or indirectly acquires or acquires the power to vote or direct the voting of 25% or more, on a fully diluted basis, of the outstanding common stock of Saks or of the Common Stock; and (x) any amendment or other modification of the Subordinated Note Indenture or Subordinated Notes made without all required written consents.

    The Credit Facility is secured by substantially all of the assets of Saks and its subsidiaries other than (i) a significant number of the real estate properties owned or leased by Saks or its subsidiaries which are subject to the REMIC Financing, (ii) certain accounts receivable of Saks which are subject to sale under the accounts receivable financing discussed below, (iii) the inventory of Saks and its subsidiaries and (iv) the capital stock of Saks' real estate subsidiaries and accounts receivable subsidiaries. Saks Holdings has guaranteed payment of the obligations of Saks under the Credit Facility and has secured this guarantee with a pledge of all of the issued and outstanding capital stock of Saks.

    In addition, as of February 3, 1996, approximately $5.3 million in letters of credit were outstanding under a separate $10 million letter of credit facility between Saks and The Bank of Tokyo.

SUBORDINATED DEBT

    On July 1, 1993, Saks issued and sold in a private placement $50 million principal amount of 9% Subordinated Notes due 2001 (the "Subordinated Notes"). The Subordinated Notes bear interest at 9% per year, payable semiannually in arrears on each June 30 and December 31, and mature on May 31, 2001. The Subordinated Notes are unsecured obligations of Saks and are subordinated in right of payment to all existing and future Senior Indebtedness (as defined in the indenture pursuant to which the Subordinated Notes were issued (the "Subordinated Note Indenture")).

    The Subordinated Notes may be redeemed at the option of Saks in whole or in part at (a) 101.5% of the principal amount redeemed prior to May 31, 1996, (b) 101% of the principal amount redeemed on or after May 31, 1996 but prior to November 30, 1996, (c) 100.5% of the principal amount redeemed on or after November 30, 1996 but prior to May 31, 1997 or (d) 100% of the principal amount redeemed on or after May 31, 1997 through maturity, in each case plus accrued and unpaid interest, if any. Upon a "Change of Control," Saks is obligated to make an offer to repurchase all outstanding Subordinated Notes at the optional redemption prices set forth above, plus accrued and unpaid interest, if any, to and including the Change of Control Payment Date (as defined in the Subordinated Note Indenture). A "Change of Control" will be deemed to occur if at any time (a) prior to an initial public offering, Investcorp and its Affiliates cease to own at least 51% (calculated as set forth in the Subordinated Note Indenture) of the issued and outstanding voting capital stock of Saks; and (b) subsequent to an initial public offering, any person (other than Investcorp, an Affiliate of Investcorp, a person who is senior management of Saks, any entity majority-owned by such senior management of Saks or any person acting in the capacity of an underwriter), whether singly or in concert with one or more persons, directly or indirectly, shall have acquired 20% or more, on a fully diluted basis, of the common stock of Saks Holdings. The occurrence of the Offerings will not constitute a "Change of Control" for purposes of the Subordinated Notes.

    The Subordinated Note Indenture contains various restrictive covenants that, among other things, limit: (i) the incurrence of certain additional indebtedness by Saks or its subsidiaries; (ii) the creation of Senior Indebtedness of Saks which is, by its terms, subordinated in right of payment to other indebtedness of Saks; and (iii) the payment of dividends on capital stock of Saks (see "Risk Factors--No Dividends"). Affirmative covenants include, among others, an obligation to pay principal, interest and premium, if any, when due, hold funds for note payments in trust, maintain its corporate existence, maintain its properties in good condition, pay taxes when due, furnish to the trustee copies of certain financial information, and certify as to whether Saks is in default within 90 days after the end of each fiscal quarter of Saks. Events of default under the Subordinated Note Indenture include, among other things: (i) a default in the payment of any interest on any Note when due, which default continues for 30 days; (ii) a default in the payment of any principal of or premium, if any, on any Note when due; (iii) a default in the deposit of any payment when due pursuant to a Change of Control or redemption of any Note; (iv) the failure by Saks to comply with any agreement or covenant in the Subordinated Note Indenture with respect to the payment of dividends on capital stock, which failure continues for ten business days; (v) the failure by Saks to comply with any other agreement or covenant in the Subordinated Note Indenture, which failure continues for 60 days after a Notice of Default (as defined in the Subordinated
Note Indenture) is given; (vi) the rendering of a final judgment in excess of $20 million (excluding amounts covered by insurance) not discharged, waived or stayed for 45 days after the date on which the right to final appeal expires, which default continues for 30 days after a Notice of Default is given; (vii) certain defaults under a bond, debenture, note or other indebtedness of Saks or any Significant Subsidiary (as defined in the Subordinated Note Indenture), or under a mortgage, indenture or other instrument under which there may be issued or by which there may be secured or evidenced indebtedness for money borrowed by Saks or such Significant Subsidiary, which indebtedness has a principal amount of over $20 million; and (viii) certain events of bankruptcy, insolvency or reorganization of Saks or any Significant Subsidiary.

REMIC FINANCING

    In May 1995, Fifth Avenue Capital Trust, a special purpose Delaware business trust (the "Depositor") of which the primary beneficiary is Saks, made 27 commercial mortgage loans (the "Mortgage Loans") in the aggregate principal amount of $335 million (the "REMIC Financing") to eight special purpose Delaware corporations and one special purpose Delaware business trust (the "REMIC Borrowers") which owned 28 properties operated as Saks stores (including the Fifth Avenue store) and the Yonkers distribution center (the "REMIC Properties"). The eight corporate REMIC Borrowers are direct or indirect wholly-owned subsidiaries of Saks. All of the beneficial interests in the one REMIC Borrower that is a business trust are owned indirectly by Saks.

    The Mortgage Loans were deposited by the Depositor in a trust fund (the "Trust Fund") created by the Depositor pursuant to a trust and servicing agreement among the Depositor, Bankers Trust Company, as servicer (the "Servicer"), and Marine Midland Bank, as trustee. Commercial Mortgage Pass-Through Certificates in the aggregate principal amount of $335 million representing beneficial ownership interests in the Trust Fund (the "REMIC Certificates") were offered and sold in transactions exempt from registration under the Securities Act pursuant to Rule 144A or Regulation S under the Securities Act. The Depositor holds the REMIC Certificate representing the residual interest in the Trust Fund. An election was made to treat the Trust Fund as a REMIC for federal income tax purposes. The Depositor used the proceeds of the sale of the REMIC Certificates to repay an existing $335 million financing secured by certain of the REMIC Properties and certain other Saks stores. For information regarding aggregate principal amounts of the various series of REMIC Certificates, and the rates of interest payable thereon, see
Note 5 to Consolidated Financial Statements.



    There is no scheduled principal amortization on the Mortgage Loans prior to May 12, 2002. The unpaid principal balance of each Mortgage Loan is due in a single balloon payment on that date.


    Each REMIC Borrower has guaranteed the Mortgage Loans of each other REMIC Borrower. Each REMIC Borrower has secured its obligations with respect to its Mortgage Loans and its guaranty of each other REMIC Borrower's Mortgage Loans by a first priority mortgage lien on each fee or leasehold interest of each REMIC Borrower in its REMIC Properties and an assignment of leases, rents and lease guarantees relating to all leases on each such REMIC Property, primarily consisting of an operating lease (an "Operating Lease") with Saks or a direct or indirect wholly-owned operating subsidiary of Saks (an "Operating Lessee"). The Mortgage Loans also contain covenants limiting the ability of each REMIC Borrower to incur certain additional indebtedness. In addition, a REMIC Borrower may not renovate a REMIC Property if such renovation would cause the related store to be closed for ten days or more or if the modification would cost more than $5 million per REMIC Property or $15 million in the aggregate for all REMIC Properties, subject to certain specific exceptions for renovation projects scheduled in the related documents. The REMIC Borrowers are subject to covenants which require them to maintain their businesses separate and apart from Saks and restrict their ability to engage in any activity or business not directly related to the REMIC Properties. Saks guarantees the obligations under all Operating Leases with Operating Lessees other than Saks. Under the terms of the Operating Leases, the Operating Lessees are required to pay as additional rent all taxes, assessments, utility charges and similar fees and charges. The Operating Lessees are also responsible for paying all operating expenses and insurance premiums and paying all utilities, and cannot reduce or set off any rent (except, in certain circumstances, in the case of a condemnation), nor can they terminate the Operating Leases for any reason, including condemnation, casualty or structural defects. The Operating Lessees are required to bear the cost of all repairs (including structural repairs) to the REMIC properties.

    Events of default under the Mortgage Loans include the following: (i) a default in the payment of any portion of the principal of or interest or premium, if any, on any Mortgage Loan when due; (ii) a default in the payment of any other amounts due and payable under any REMIC Certificate or related Mortgage Loan document, which continues for a period of ten days after written demand; (iii) an "Event of Default" as defined in any document evidencing or securing the Mortgage Loans which has not been cured within any applicable cure or grace period; (iv) a default by the REMIC Borrowers under any ground lease, operating lease or reciprocal easement agreement and such default shall not be cured prior to the expiration of any applicable grace period; and (v) the failure of Saks to be the sole direct or indirect owner of any REMIC Borrower that has not paid in full its REMIC Certificates.

    The Mortgage Loans may be prepaid, as described in Note 5 to Consolidated Financial Statements. In connection with any sale of the Yonkers facility, Saks must prepay the Mortgage Loan with respect to such facility. The Mortgage Loan with respect to the Owings Mills, Maryland store was prepaid in January 1996 in connection with the closing of the store at that location and the disposition of that REMIC Property. The aggregate outstanding principal amount of the Mortgage Loans at February 3, 1996 was $330,840,901.

RECEIVABLES SECURITIZATION

    Since 1991, Saks has sold its proprietary credit card receivables (the "Receivables") to SFA Finance Company ("Finco"), a Delaware corporation and a wholly owned subsidiary of Saks established solely for the purpose of purchasing Receivables from Saks. Finco subsequently transferred the Receivables, in exchange for cash and subordinated certificates of beneficial interests, to the SFA Master Trust (the "Original Receivables Trust") established pursuant to a pooling and servicing agreement among Finco, Saks, as servicer, and Bankers Trust Company, as trustee (the "Original A/R Trustee"), which is consolidated by Saks. Saks receives a fee for servicing the Receivables for the Original Receivables Trust.

    The Original Receivables Trust has sold two series of certificates of beneficial interest in the Original Receivables Trust to third parties. These certificates represent undivided interests in the receivables generated from time to time by Saks by a portfolio of accounts meeting the designated eligibility requirements. Series 1991-2 is a medium term series that matures in November 1996. Beginning in May 1996, principal collections of Receivables allocable to Series 1991-2 are required to be accumulated in a bank account maintained by the Original A/R Trustee in order to make the November 1996 principal repayment and will not be available to pay for new Receivables transferred by Finco. Class A of Series 1991-2 at February 3, 1996 had an outstanding principal balance of $200 million and bore interest at LIBOR plus
 .45%. The Class A Certificates were sold in transactions exempt from registration under the Securities Act pursuant to Rule 144A or Regulation S under the Securities Act.

    In April 1996 the Saks Master Trust (the "New Receivables Trust") was formed pursuant to a pooling and servicing agreement among Finco, Saks, as servicer, and Bankers Trust Company, as trustee (the "New A/R Trustee"). The assets of the New Receivables Trust currently consist principally of a certificate evidencing the entire interest in the Transition Certificate, Series 1996-1 (the "Transition Certificate"), which is the second outstanding series issued by the Original Receivables Trust. The Transition Certificate represents the interest in the assets of the Original Receivables Trust not represented by Series 1991-2 and has a principal amount which will fluctuate from time to time according to the level of receivables in the Original Receivables Trust in excess of the amount required to support the Series 1991-2 Certificates. On the date on which Series 1991-2 has been fully liquidated (the "Existing Trust Termination Date"), the assets of the Original Receivables Trust will be transferred to the New Receivables Trust in exchange for the cancellation of the Transition Certificate. After the Existing Trust Termination Date, Saks will receive a fee for servicing the Receivables for the New Receivables Trust.

    In April 1996 the New Receivable Trust sold two series of certificates of beneficial interests. These certificates represent undivided interests in the receivables generated from time to time by Saks by a portfolio of accounts meeting the designated eligibility requirements. Series 1996-1 is a medium term series that matures in April 1999. Approximately $297 million of Class A Series 1996-1 Certificates and $53 million of Class B Series 1996-1 Certificates were sold in transactions exempt from registration under the Securities Act pursuant to Rule 144A thereunder. Approximately $47 million of subordinated Series 1996-1 Certificates were privately placed at the same time. All such certificates bear interest at fixed spreads over one-month LIBOR. Finco retains approximately $16.5 million of subordinated Series 1996-1 Certificates. Series 1996-1 has a substantial prefunded amount, which will be invested in Receivables (via the Transition Certificate) as cash allocable to Series 1991-2 is no longer reinvested in Receivables, but instead is accumulated in order to make the principal payment due with respect thereto in November 1996.

    Series 1996-2 is a series with a variable principal amount. The Class A Series 1996-1 Certificates have a maximum outstanding principal balance of $100 million and have been privately placed. Subordinated Series 1996-2 Certificates, with an aggregate maximum outstanding principal balance of approximately $16.0 million, also were privately placed. All Series 1996-2 Certificates bear interest at fixed spreads over one-month LIBOR. Finco will retain up to approximately $5.0 million of subordinated Series 1996-2 Certificates. The principal balance of Series 1996-2 is currently zero.

    Saks is obligated to repurchase Receivables related to customer credits such as merchandise returns and other receivable defects. Saks has no obligation to reimburse Finco, the Original Receivables Trust, the New Receivables Trust or the purchasers of the certificates of beneficial interests for credit losses; however, the subordinated certificates of beneficial interest in, and deposits with, the Original Receivables Trust, and the New Receivables Trust which are assets of Finco, and the discount on the sale of Receivables to Finco, if any, are available to cover such losses.

    Saks continues to provide for losses related to the receivables pursuant to the recourse provisions of the relevant agreements in determining its allowance for doubtful accounts.

    Finco is subject to covenants which require it to maintain its business separate and apart from Saks and restrict its ability to engage in any activity or business not directly related to acquiring the Receivables and transferring them to the trusts.

    For additional information, see Note 4 to Consolidated Financial Statements.

                        SHARES ELIGIBLE FOR FUTURE SALE


    Upon completion of the Offerings, assuming no exercise of the Underwriters' over-allotment option, 60,966,605 shares of Common Stock will be outstanding (63,029,105 shares if the Underwriters' over-allotment option is exercised in full). Of these shares, the 16,000,000 shares of Common Stock sold in the Offerings (18,062,500 shares if the Underwriters' over-allotment option is exercised in full) will be available for resale in the public market without restriction or further registration under the Securities Act, except that the 2,250,000 shares purchased by SFA Capital Limited, which may be deemed to be an "affiliate" of Saks Holdings (in general, any person who has a control relationship with Saks Holdings), which shares may be resold only if registered under the Securities Act or if transferred pursuant to an exemption from registration, including resales pursuant to Rule 144 promulgated under the Securities Act ("Rule 144") and Regulation S promulgated under the Securities Act ("Regulation S"). The remaining 44,966,605 outstanding shares of Common Stock are deemed to be "restricted securities" as that term is defined in Rule 144, all of which are eligible for sale in the public market in compliance with Rule 144 and 36,415,650 of which have been held for at least three years by persons Saks Holdings believes are not affiliates. Certain existing stockholders of Saks Holdings (who in the aggregate hold 44,966,605 shares of Common Stock) have agreed, subject to certain exceptions, that they will not offer, sell or otherwise dispose of any of the shares of Common Stock owned by them for a period of 180 days after the date of this Prospectus without the prior written consent of the representatives of the Underwriters. Additionally, Saks Holdings has agreed that, during the period of 180 days from the date of this Prospectus, subject to certain exceptions, that it will not issue, sell, offer or agree to sell, grant any options for the sale of (other than employee stock options) or otherwise dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable for Common Stock, other than pursuant to the Offerings.



    In addition, up to 1,904,255 shares of Common Stock may be issued upon exercise of certain employee stock options that Saks Holdings has granted, of which options to purchase 656,272 shares of Common Stock will be exercisable upon the closing of the Offerings. Also, Saks Holdings will grant, conditioned upon the closing of the Offerings, options for the purchase of 1,199,750 shares of Common Stock, one-third of which, or 399,917 shares, will be exercisable upon the closing of the Offerings. Saks Holdings intends to file a registration statement on Form S-8 under the Securities Act to register the 6,209,045 shares of Common Stock reserved for issuance under the Incentive Plans. As a result, any shares issued upon exercise of stock options granted under such plans will be available, subject to special rules for affiliates, for resale in the public market after the effective date of such registration statement, subject to applicable lock-up arrangements. See "Underwriting" and "Management--Stock Incentive Plans".



    In general, under Rule 144 as currently in effect, any person (or persons whose shares are aggregated) who has beneficially owned shares for at least two years is entitled to sell, within any three-month period, a number of restricted securities which does not exceed the greater of 1% of the then-outstanding shares of Saks Holdings' Common Stock (609,666 shares immediately after the Offerings) or the average weekly trading volume of the Common Stock during the four calendar weeks preceding the date on which notice of the sale is filed with the Commission. Sales under Rule 144 also may be subject to certain manner of sale provisions, notice requirements and the availability of current public information about Saks Holdings. Any person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of Saks Holdings at any time during the three months preceding a sale, and who has beneficially owned shares within the definition of "restricted securities" under Rule 144 for at least three years, is entitled to sell such shares under Rule 144(k) without regard to the volume limitation, manner of sale provisions, public information requirements or notice requirements. Regulation S permits the sale by affiliates and others of shares in an "offshore transaction" (as defined in Regulation S), subject to certain other conditions including the requirement that the purchaser not resell the shares to a U.S. person during a 40 day restricted period.


    Prior to the Offerings, there has been no public market for the Common Stock. No prediction can be made as to the effect, if any, that market sales of shares of Common Stock that are restricted securities or the availability of such shares will have on the market price of the Common Stock prevailing from time to time. Nevertheless, sales of substantial amounts of Common Stock, or the perception that such sales could occur, could adversely affect prevailing market prices for the Common Stock and could impair Saks Holdings' future ability to raise capital through an offering of equity securities.

                               VALIDITY OF SHARES


    The validity of the shares of Common Stock offered hereby will be passed upon for Saks Holdings by Gibson, Dunn & Crutcher LLP, New York, New York and for the Underwriters by Sullivan & Cromwell, New York, New York.


                                    EXPERTS

    The consolidated balance sheets of Saks Holdings as of January 28, 1995 and February 3, 1996 and the consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended February 3, 1996, included in this Prospectus, have been included herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

    Saks Holdings has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, certain portions having been omitted in accordance with the rules and regulations of the Commission. For further information with respect to Saks Holdings and the Common Stock, reference is hereby made to such Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, although the material terms thereof are described in this Prospectus, and, in each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement. Each such statement is qualified by such reference to such exhibits. The Registration Statement, including exhibits and schedules thereto, may be inspected without charge at the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549, and copies of all or any part thereof may be obtained from such office upon payment of the fees prescribed by the Commission.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets at January 28, 1995 and February 3, 1996................   F-3
Consolidated Statements of Operations for the fiscal years ended January 29, 1994,
  January 28, 1995 and February 3, 1996.............................................   F-4
Consolidated Statements of Stockholders' Equity for the fiscal years ended
  January 29, 1994, January 28, 1995 and February 3, 1996...........................   F-5
Consolidated Statements of Cash Flows for the fiscal years ended January 29, 1994,
  January 28, 1995 and February 3, 1996.............................................   F-6
Notes to Consolidated Financial Statements..........................................   F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Saks Holdings, Inc. and Subsidiaries:

    We have audited the accompanying consolidated balance sheets of Saks Holdings, Inc. and Subsidiaries as of January 28, 1995 and February 3, 1996, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three fiscal years in the period ended February 3, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Saks Holdings, Inc. and Subsidiaries as of January 28, 1995 and February 3, 1996, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended February 3, 1996, in conformity with generally accepted accounting principles.






                                             COOPERS & LYBRAND L.L.P.




New York, New York
March 13, 1996 except as to
the information regarding the amendments to the Credit Facility in April 1996 presented in Note 5 for which the date is April 18, 1996 and the information presented in Note 15, for which the date is April 26, 1996.

                              SAKS HOLDINGS, INC.
                          CONSOLIDATED BALANCE SHEETS
                       (Dollars and shares in thousands)

                                                                   JANUARY 28,    FEBRUARY 3,
                                                                      1995           1996
                                                                   -----------    -----------
ASSETS:
Current assets:
Cash and cash equivalents.......................................   $    9,628     $    6,627
  Accounts receivable (net of allowances of $9,313 and
    $11,160)....................................................       43,797         37,426
  Inventories...................................................      271,875        339,723
  Other current assets..........................................       44,820         55,420
  Restricted cash...............................................        5,392          6,118
                                                                   -----------    -----------
        Total current assets....................................      375,512        445,314
                                                                   -----------    -----------
Property and equipment:
  Land..........................................................      192,053        188,157
  Buildings and building improvements...........................      385,927        421,693
  Furniture, fixtures and equipment.............................      252,694        229,276
  Beneficial leasehold interests................................       54,161         54,161
  Construction in progress......................................       17,156          5,088
  Leased property under capital leases..........................       95,875        107,008
  Assets held for sale..........................................        8,750             --
                                                                   -----------    -----------
                                                                    1,006,616      1,005,383
    Less, Accumulated depreciation and amortization.............     (225,380)      (225,119)
                                                                   -----------    -----------
                                                                      781,236        780,264
Goodwill (net of accumulated amortization of
  $12,669 and $15,374)..........................................       95,828         93,123
Other intangibles (net of accumulated amortization of
  $4,665 and $5,679)............................................        9,547          8,533
Other noncurrent assets.........................................       27,074         38,953
                                                                   -----------    -----------
        Total assets............................................   $1,289,197     $1,366,187
                                                                   -----------    -----------
                                                                   -----------    -----------
LIABILITIES:
Current liabilities:
  Accounts payable, trade.......................................   $   96,577     $  119,399
  Accrued liabilities...........................................       92,756        108,491
  Taxes other than income taxes.................................       31,561         21,456
  Accrued interest..............................................        5,504         10,821
  Current portion of long-term debt.............................       19,825         26,463
  Other.........................................................        4,167          4,772
                                                                   -----------    -----------
        Total current liabilities...............................      250,390        291,402
Long term debt..................................................      755,270        840,239
Obligations under capital leases................................       95,240        104,468
Other noncurrent liabilities....................................       41,103         46,903
                                                                   -----------    -----------
        Total liabilities.......................................    1,142,003      1,283,012
                                                                   -----------    -----------
STOCKHOLDERS' EQUITY:
Preferred Stock, par value $.01 per share, 10,000 shares
  authorized, no shares issued and outstanding..................           --             --
Common Stock, $.01 par value per share, 150,000 shares
  authorized, 45,089 issued and 44,958 outstanding..............          450            450
Additional paid-in capital......................................      923,368        922,424
Accumulated deficit.............................................     (775,022)      (839,117)
Treasury stock, at cost.........................................       (1,602)          (582)
                                                                   -----------    -----------
        Total stockholders' equity..............................      147,194         83,175
                                                                   -----------    -----------
        Total liabilities and stockholders' equity..............   $1,289,197     $1,366,187
                                                                   -----------    -----------
                                                                   -----------    -----------

   The accompanying Notes are an integral part of the consolidated financial statements.

                              SAKS HOLDINGS, INC.
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                       (Dollars and shares in thousands)

                                                          FISCAL        FISCAL        FISCAL
                                                           1993          1994          1995
                                                        ----------    ----------    ----------
Net sales............................................   $1,395,536    $1,418,163    $1,686,787
Cost of sales, including buying and occupancy........     (975,360)     (979,650)   (1,168,692)
                                                        ----------    ----------    ----------
  Gross margin.......................................      420,176       438,513       518,095
Selling, general and administrative expenses.........     (394,828)     (370,441)     (438,603)
Management fees......................................       (2,000)       (2,000)       (7,000)
Impairment and special charges.......................     (177,731)           --       (36,415)
                                                        ----------    ----------    ----------
    Operating income (loss)..........................     (154,383)       66,072        36,077
Interest, net........................................      (73,822)      (76,155)      (94,181)
                                                        ----------    ----------    ----------
    Income (loss) before income taxes and
      extraordinary charge...........................     (228,205)      (10,083)      (58,104)
Income taxes.........................................           --            --            --
                                                        ----------    ----------    ----------
    Income (loss) before extraordinary charge........     (228,205)      (10,083)      (58,104)
Extraordinary charge--loss on early extinguishment of
  debt...............................................      (27,640)         (535)       (5,991)
                                                        ----------    ----------    ----------
    Net income (loss)................................   $ (255,845)   $  (10,618)   $  (64,095)
                                                        ----------    ----------    ----------
                                                        ----------    ----------    ----------
    Net income (loss) per share before extraordinary
      charge.........................................   $    (5.07)   $     (.22)   $    (1.29)
                                                        ----------    ----------    ----------
                                                        ----------    ----------    ----------
    Net income (loss) per share......................   $    (5.68)   $     (.24)   $    (1.43)
                                                        ----------    ----------    ----------
                                                        ----------    ----------    ----------
    Weighted average shares outstanding..............       45,030        45,010        44,955
                                                        ----------    ----------    ----------
                                                        ----------    ----------    ----------

   The accompanying Notes are an integral part of the consolidated financial statements.

                              SAKS HOLDINGS, INC.
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                       (Dollars and shares in thousands)

                                 CAPITAL STOCK
                              -------------------   ADDITIONAL                 TREASURY       TOTAL
                                SHARES       PAR     PAID-IN     ACCUMULATED    STOCK,    STOCKHOLDERS'
                              OUTSTANDING   VALUE    CAPITAL       DEFICIT     AT COST       EQUITY
                              -----------   -----   ----------   -----------   --------   -------------
Balance at January 30,
  1993......................     45,025     $450     $919,757     $(508,559)   $  (247)     $ 411,401
Purchase of treasury
  stock.....................         (2)                                           (36)           (36)
Reissuance of treasury
  stock.....................          4                                             88             88
Payment of stock
 subscriptions receivable...                               34                                      34
Earned compensation.........                              167                                     167
Gain on sale to affiliate...                            3,250                                   3,250
1993 net loss...............                                       (255,845)                 (255,845)
                              -----------   -----   ----------   -----------   --------   -------------
 Balance at January 29,
  1994......................     45,027      450      923,208      (764,404)      (195)       159,059
                              -----------   -----   ----------   -----------   --------   -------------
Purchase of treasury
  stock.....................        (70)                                        (1,393)        (1,393)
Reissuance of treasury
  stock.....................          3                                             62             62
Employee stock subscriptions
  receivable................                              (62)                                    (62)
Surrender of unvested stock
  grants....................         (3)                   76                      (76)             0
Earned compensation.........                              146                                     146
1994 net loss...............                                        (10,618)                  (10,618)
                              -----------   -----   ----------   -----------   --------   -------------
 Balance at January 28,
   1995.....................     44,957      450      923,368      (775,022)    (1,602)       147,194
                              -----------   -----   ----------   -----------   --------   -------------
Purchase of treasury
  stock.....................         (1)                                           (26)           (26)
Reissuance of treasury
  stock.....................          2                                             46             46
Conversion of stock.........                           (1,000)                   1,000              0
Earned compensation.........                               56                                      56
1995 net loss...............                                        (64,095)                  (64,095)
                              -----------   -----   ----------   -----------   --------   -------------
 Balance at February 3,
   1996.....................     44,958     $450     $922,424     $(839,117)   $  (582)     $  83,175
                              -----------   -----   ----------   -----------   --------   -------------
                              -----------   -----   ----------   -----------   --------   -------------

   The accompanying Notes are an integral part of the consolidated financial statements.

                              SAKS HOLDINGS, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (In thousands of dollars)

                                                                FISCAL       FISCAL       FISCAL
                                                                 1993         1994         1995
                                                               ---------    ---------    ---------
Cash flows from operating activities:
 Net loss...................................................   $(255,845)   $ (10,618)   $ (64,095)
 Adjustments to reconcile net loss to cash provided by
   operating activities:
   Extraordinary charge.....................................      27,640          535        5,991
   Impairment and special charges...........................     177,731           --       36,415
   Depreciation and amortization............................      86,812       67,974       66,766
   Amortization of deferred financing costs.................      13,891       12,731       10,009
   Non-cash interest, net...................................         738         (946)         462
   Other items, net.........................................     (15,395)      (7,651)      (1,045)
                                                               ---------    ---------    ---------
     Net cash provided by operating activities before
       changes in operating assets and liabilities..........      35,572       62,025       54,503
 Change in operating assets and liabilities:
   Accounts receivable......................................     (35,976)     (67,705)     (62,583)
   Proceeds from sale of accounts receivable................     722,027      739,851      805,158
   Origination of accounts receivable.......................    (692,364)    (673,202)    (751,478)
   Inventories..............................................     (15,045)     (18,006)     (70,974)
   Accounts payable.........................................       7,363       21,265       27,322
   Accrued liabilities......................................      (2,221)     (12,634)      12,257
   Accrued interest.........................................        (690)       1,294        5,317
   Taxes other than income taxes............................         385        1,108      (10,105)
   Other assets and liabilities.............................      (3,468)        (205)     (15,522)
                                                               ---------    ---------    ---------
     Net cash provided by (used in) operating activities....      15,583       53,791       (6,105)
                                                               ---------    ---------    ---------
Cash flows from investing activities:
 Proceeds from sale and sale-leaseback of assets............          --       31,150       12,806
 Capital expenditures.......................................     (49,752)     (71,713)     (87,028)
 Construction allowances received from third parties........      15,393       15,990        4,449
 Change in restricted cash..................................       4,105        9,327         (726)
 Proceeds from the sale of subordinated certificates........                   13,500       13,427
                                                               ---------    ---------    ---------
     Net cash used in investing activities..................     (30,254)      (1,746)     (57,072)
                                                               ---------    ---------    ---------
Cash flows from financing activities:
 Payments under revolving credit loans and notes, net.......     (27,500)        (832)     (13,566)
 Proceeds from term loan....................................     200,000           --      125,000
 Proceeds from commercial mortgage pass-through
   certificates.............................................          --           --      335,000
 Payment of Euronotes.......................................     (11,000)     (26,000)    (335,000)
 Payment of subordinated debt...............................    (130,313)          --           --
 Premiums paid on early retirement of debt..................      (3,606)          --           --
 Payment of term loans......................................      (5,000)     (16,573)     (19,826)
 Financing costs............................................     (18,087)        (571)     (27,064)
 Proceeds on sale to affiliate..............................      11,903           --           --
 Principal payments under capital leases....................      (1,331)      (2,483)      (3,739)
 Other......................................................          32       (1,447)        (629)
                                                               ---------    ---------    ---------
     Net cash provided by (used in) financing activities....      15,098      (47,906)      60,176
                                                               ---------    ---------    ---------
     Net increase (decrease) in cash and cash equivalents...         427        4,139       (3,001)
Cash and cash equivalents, beginning of period..............       5,062        5,489        9,628
                                                               ---------    ---------    ---------
     Cash and cash equivalents, end of period...............   $   5,489    $   9,628    $   6,627
                                                               ---------    ---------    ---------
Supplemental disclosure of cash flow information:
 Interest paid..............................................   $  60,582    $  54,416    $  69,504
                                                               ---------    ---------    ---------
                                                               ---------    ---------    ---------
Supplemental disclosure of non-cash investing and financing
 activities:
 Capital leases.............................................   $   4,947    $  28,867    $  13,626
                                                               ---------    ---------    ---------
                                                               ---------    ---------    ---------

   The accompanying Notes are an integral part of the consolidated financial statements.

                              SAKS HOLDINGS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (in thousands, except where otherwise indicated)

1. BASIS OF PRESENTATION

    Saks Holdings, Inc. ("Saks Holdings"), through its wholly-owned subsidiary Saks & Company, which does business as Saks Fifth Avenue ("Saks", and together with Saks Holdings, the "Company") is a premier fashion retailer, offering the finest quality and latest style in women's and men's apparel. The consolidated financial statements include the accounts of Saks Holdings and its direct and indirect subsidiaries, and Fifth Avenue Capital Trust, an entity formed to effect Saks' real estate financing (See Note 5). Saks Holdings' only asset is its investment in Saks; it has no other operations or cash flows. All significant intercompany balances and transactions have been eliminated in consolidation. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

FISCAL YEAR:

    The Company's fiscal year ends on the Saturday closest to January 31. Fiscal 1995 contains 53 weeks and ended on February 3, 1996. Fiscal 1994 and fiscal 1993 contain 52 weeks and ended on January 28, 1995 and January 29, 1994, respectively.

NET SALES:

    Net sales include sales of merchandise and sales of leased departments, net of returns. Sales of leased departments were $55,608, $56,416 and $70,940 in fiscal 1993, fiscal 1994 and fiscal 1995, respectively.

SAKS FIRST PROGRAM:

    The Company maintains a customer loyalty program which rewards customers who spend more than two thousand dollars annually on their Saks credit card. The rewards range from 2% to 6% of the customers' spending and are in the form of gift checks redeemable at Saks. The cost associated with future redemptions is recorded as a charge to cost of goods sold in the period in which the rewards are earned.

CASH AND CASH EQUIVALENTS:

    Cash and cash equivalents consist of deposits with banks and financial institutions which are unrestricted as to withdrawal or use, and have maturities, when purchased, of three months or less. Cash equivalents are stated at cost which approximates market. Restricted cash consists of $1.5 million payable to the Trust under the Company's accounts receivable securitization program in both fiscal 1994 and fiscal 1995. Additionally, restricted cash includes, in fiscal 1994 and fiscal 1995, $3.9 and $.4 million, respectively, required under the Company's real estate financing and, in fiscal 1995, a $4.2 million real estate financing prepayment related to the sale of the Owings Mills store location.

                              SAKS HOLDINGS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (in thousands, except where otherwise indicated)

ACCOUNTS RECEIVABLE AND FINANCE CHARGE INCOME:

    In accordance with industry practice, installments on deferred payment accounts receivable maturing in more than one year have been included in current assets.

    The Company provides credit to its customers and performs ongoing credit evaluations of its customers. Concentration of credit risk is limited because of the large number of customers and their dispersion throughout the United States and other countries. The Company maintains an allowance for potential credit losses which, when realized, has been within the range of management's expectations.

                                                                 FISCAL     FISCAL     FISCAL
                                                                  1993       1994       1995
                                                                 -------    -------    -------
Allowance for uncollectable receivables--beginning of
  period......................................................   $11,251    $10,892    $ 9,313
Bad debt expense..............................................    14,444     11,400     20,628
Write-offs, net of recoveries.................................   (14,803)   (12,979)   (18,781)
                                                                 -------    -------    -------
Allowance for uncollectable accounts--end of period...........   $10,892    $ 9,313    $11,160
                                                                 -------    -------    -------
                                                                 -------    -------    -------

    The Company has an ongoing program to sell certain of its proprietary credit card receivables (the "Receivables"). See Note 4. The Company's credit operations generate finance charge income and service fee income which is recognized as income when earned. Finance charge income, net of certain costs associated with the securitization of accounts receivable is included as a reduction of selling, general and administrative expenses in the consolidated statements of operations and was $30,414, $34,424 and $37,084 in fiscal 1993, fiscal 1994 and fiscal 1995, respectively. Service fee income was $5,420, $6,544 and $7,745 in fiscal 1993, fiscal 1994, and fiscal 1995, respectively. As noted above, the Company's credit operations are an integral part of its business, accordingly its records are not maintained to report credit as a separate line of business.

MERCHANDISE INVENTORIES:

    Merchandise inventories are stated at the lower of cost or market, as determined by the retail method. Consignment merchandise on hand of $59,105 and $72,720 at January 28, 1995 and February 3, 1996, respectively, are not reflected in the consolidated balance sheets.

ADVERTISING:

    Direct response advertising costs are deferred and amortized over the period of expected benefit. Direct response advertising consists primarily of costs associated with the production and distribution of the Company's catalogs. Such costs are amortized within a three-month period following mailing. All other advertising costs are expensed in the period incurred. Advertising expenses were $26,842, $30,566 and $42,956, in fiscal 1993, fiscal 1994 and fiscal 1995, respectively. Direct response advertising amounts included in Other current assets in the consolidated balance sheets at January 28, 1995 and February 3, 1996 were $3,739 and $6,972, respectively.

STORE PREOPENING COSTS:

    Costs associated with the opening of a new store are deferred and amortized over the 12 months following the store opening.

                              SAKS HOLDINGS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (in thousands, except where otherwise indicated)

PROPERTY AND EQUIPMENT:

    Property and equipment are recorded at cost. The cost of property and equipment placed in service prior to July 1990 was revalued at the acquisition of Saks in 1990 (the "Acquisition"). Property and equipment are depreciated on a straight-line basis over their estimated useful lives. In fiscal 1993 the Company reviewed the carrying value of its store assets. See Note 3.

    Leasehold improvements included in buildings and building improvements are amortized over the shorter of their estimated useful lives or related lease terms. Beneficial leasehold interests are being amortized on a straight-line basis over 15 years.

    The Company capitalizes both internally developed and purchased computer software. The cost of such computer software is amortized on a straight-line basis using its five-year estimated useful life. See Note 3. Capitalized software costs included in the consolidated balance sheets at January 28, 1995 and February 3, 1996 were $15,095 and $8,062, respectively.

NONCURRENT ASSET IMPAIRMENT:

    The Company assesses whether an asset has been impaired whenever factors indicate that the carrying amount of a store's asset base may not be recoverable. Significant factors considered include long-term economic downturns in a market in which a store operates, a reduction of customer traffic due to the opening of a new mall and the introduction of new competition to the marketplace. These factors are used to assess whether the store's forecasted operating results will recover the store's asset base over the remaining depreciation and amortization periods.

DEFERRED FINANCING COSTS:

    Financing costs are amortized over the life of the related debt. Such costs are included in Other noncurrent assets in the consolidated balance sheets and amortization is included in interest expense in the consolidated statements of operations.

DERIVATIVES POLICY:

    The Company's policy is to use financial derivatives only to reduce risk in conjunction with specific business transactions.

    The Company purchased interest rate cap agreements to limit its exposure to adverse movements in interest rates related to the Credit Facility and the real estate financing (See Note 5). The financial institutions associated with these agreements are considered to be major, well-known institutions. The premiums paid were capitalized and are being amortized over the term of the related agreements.

GOODWILL:

    Goodwill is amortized over 40 years by the straight-line method. Goodwill is allocated to individual stores on the basis of their projected cash flows at their acquisition date.

OTHER INTANGIBLES:

    Other intangibles include computer software and customer lists acquired at the Acquisition which are being amortized on a straight-line basis over their useful lives of three and 14 years, respectively. Computer software costs became fully amortized in July 1993.

                              SAKS HOLDINGS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (in thousands, except where otherwise indicated)

INCOME TAXES:

    The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", which requires recognition of deferred tax assets and liabilities on the basis of the difference between the financial statement and tax bases of assets and liabilities at enacted tax rates in effect for the years in which the differences are expected to reverse (See Note 9).

RECENT ACCOUNTING PRONOUNCEMENTS:

    In March 1995 and October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets" (SFAS 121), and Statement of Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), respectively. SFAS 121 is effective for fiscal years beginning after December 31, 1995, and addresses the accounting for potential impairment of long-lived assets. The effect of implementing SFAS 121 is not expected to be material to the Company's financial position or results of operations. SFAS 123 is effective for fiscal years beginning after December 15, 1996 and introduces a fair-value based method of accounting for stock-based compensation. SFAS 123 encourages but does not require companies to adopt the fair-value based method. Management does not intend to adopt the recognition provisions of SFAS 123.

3. IMPAIRMENT AND SPECIAL CHARGES

    In fiscal 1993 the Company recorded a charge of $177,731 related to asset impairment and other special charges. The impairment charges which totaled $118,015 reduced the carrying value of property and equipment, goodwill and intangible assets of certain stores and an idle service center to their net realizable values. The Company determined the net realizable values of these assets by assessing the discounted cash flows it estimated would be generated in the future. The writedown of property and equipment, goodwill and intangible assets amounted to $81,481, $33,295, and $3,239 respectively.

    The other special charges in fiscal 1993 consisted of $40,166 for store closings and downsizing and $19,550 related to an early retirement program. The store closings and downsizing charge related to the closing of five of its full-line or resort stores and all of its specialty store operations. The principal components of the charge consisted of reducing certain property and equipment to net realizable value, lease related costs, cost of inventory liquidations, and severance.

    The non-cash impact of the asset impairment and store closings charges was $134,671. The cash impact of the change in fiscal 1993 was $19,550. The remaining items in the store closings and downsizings charge totaling $23,510 were settled in fiscal 1994 and fiscal 1995 in the range of management's expectations.

    In fiscal 1995 the Company recorded special charges totaling $36,415. The charges recorded consist of exit costs of its Yonkers distribution center, the integration costs of former I. Magnin locations and writedown of capitalized EDP software and amounted to $19,015, $8,900 and $8,500, respectively.

    Exit costs include the writedown of the Yonkers distribution center to net realizable value. The writedown was necessary as a result of the Company's decision to exit this facility in early 1997 and relocate distribution activities to a facility currently under construction in Aberdeen, Maryland. This writedown and the costs associated with exiting this facility totaled $19,015. The costs of

                              SAKS HOLDINGS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (in thousands, except where otherwise indicated)

exiting the Yonkers facility include the Company's estimate of the severance costs, related to vacating the facility, and certain occupancy costs during the period prior to the sale of the facility. The closing of this facility will involve the termination of approximately 530 associates. The liability for these costs is included in accrued liabilities in the consolidated balance sheet at February 3, 1996. Amounts paid and charged against the liability and other adjustments to the liability during fiscal 1995 were not material. The anticipated costs of relocating its distribution activities to the Aberdeen distribution facility have not been accrued and are not expected to materially impact future results. Additionally, Saks will receive incentive payments from various government agencies which are expected to approximate these costs.

    Integration costs consist of costs to integrate the former I. Magnin store locations into the Company's west coast locations. These costs include customer acquisition costs, training and travel costs and remerchandising and other costs.

    The Company began implementation of a new core retail information processing system in fiscal 1995. As a result certain of its capitalized software became obsolete and was written off.

4. ACCOUNTS RECEIVABLE SALE

    Saks has entered into agreements to securitize most of its Receivables.

    The securitization of receivables involves the sale of Receivables with limited recourse through a subsidiary to a trust in exchange for cash and subordinated certificates representing undivided interests in the pool of Receivables, and the subsequent sale by the trust of certificates of beneficial interests, also representing undivided interests in the Receivables, to investors. Saks is obligated to repurchase Receivables related to customer credits such as merchandise returns and other receivable defects. Saks has no obligation to reimburse the trust or the purchasers of beneficial interests for credit losses; however, the subordinated certificates and deposits with the trust and the discount on the sale of Receivables are available to cover such losses.

    Saks continues to service all receivables for the trust for a normal servicing fee for similar types of transactions. Saks has agreements with third parties to provide certain credit card processing and related credit services.

    During fiscal 1994 and fiscal 1995, a portion of the subordinated certificates were sold for $13,500 and $13,427, respectively. The Company continues to hold the remaining subordinated certificates, which, subject to approval of the trust, can be placed with third parties.

    The reinvestment period of the securitization facility is scheduled to terminate in May 1996. Upon expiration of the reinvestment period, subsequent principal collections will be allocated on a pro rata basis to each certificateholder. The Company expects to replace this facility in April 1996.

    The Company's interest in subordinated certificates representing its equity in the trust totaled $23,437 and $11,182, at January 28, 1995 and February 3, 1996, respectively, and is included in accounts receivable in the consolidated balance sheets. At January 28, 1995 and February 3, 1996, $344,650 and $398,330, respectively, of the Receivables sold to the trust on behalf of investors remain outstanding.

    Under the terms of the securitization agreements, the Company provides enhancements for the protection of purchasers of the certificates of beneficial interest against loss. A deposit with the trust of $7,602 and $8,447, at January 28, 1995 and February 3, 1996, respectively, is also available for credit loss and is included in other noncurrent assets in the consolidated balance

                              SAKS HOLDINGS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (in thousands, except where otherwise indicated)

sheets. The Company's obligation to repurchase Receivables subject to customer credit adjustments is collateralized by letters of credit in the amount of $8,621 and $1,459 at January 28, 1995 and February 3, 1996, respectively. The Company provides for losses related to the Receivables in determining the allowance for doubtful accounts.

5. LONG TERM DEBT

                                                  JANUARY 28,    FEBRUARY 3,
                                                     1995           1996
                                                  -----------    -----------
Total Credit Facility:
  Term Loans:
    Tranche A..................................    $  79,300      $  59,475
    Tranche B..................................       99,127        224,127
  Base Revolving Loans.........................      211,668        198,100
                                                  -----------    -----------
                                                     390,095        481,702
                                                  -----------    -----------
Total Real Estate Financing:
  Euronotes....................................      335,000             --
  REMIC Certificates...........................           --        335,000
                                                  -----------    -----------
                                                     335,000        335,000
                                                  -----------    -----------
Subordinated Notes.............................       50,000         50,000
                                                  -----------    -----------
                                                     775,095        866,702
Less current portion of long term debt.........       19,825         26,463
                                                  -----------    -----------
                                                   $ 755,270      $ 840,239
                                                  -----------    -----------
                                                  -----------    -----------

CREDIT FACILITY

    In July 1993, Saks entered into a $525,000 amended and restated bank credit facility (the "Credit Facility") which provided for $200,000 in term loans (the "Term Loans"), $225,000 in base revolving credit loans (the "Base Revolving Loans"), and $100,000 in working capital revolving credit loans (the "Working Capital Revolving Loans"). The principal changes to the previous facility were the establishment of the Term Loans and the extension of maturity dates on the revolvers. Proceeds from the Term Loans were principally used to prepay 13% Subordinated Debt. Deferred financing costs of $7.5 million relating to the prior senior credit agreement were written off as an extraordinary charge in fiscal 1993. The Term Loans consist of two tranches: the tranche A term loan (the "Tranche A Loan") and the Tranche B term loan (the "Tranche B Loan"), each initially in the amount of $100,000.

    In March 1995, Saks and the lenders party to the Credit Facility (the "Lenders") amended the Credit Facility to increase the principal amount of the Tranche B Loan by $75,000, primarily for the purpose of financing the acquisition and conversion of four stores previously operated by I. Magnin. In October 1995, Saks and the Lenders amended the Credit Facility to (a) increase the principal amount of the Tranche B Loan by $50,000 and (b) permit Saks to retain up to $25,000 of net proceeds from asset sales that otherwise would have been subject to mandatory prepayment under the Credit Facility, each for the purpose of financing capital expenditures relating to the remodeling, replacement and construction of retail stores and a distribution center.

                              SAKS HOLDINGS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (in thousands, except where otherwise indicated)

    In March 1996, Saks and the Lenders amended the Credit Facility to, among other things, (i) permit the initial public offering of the shares of Common Stock of Saks Holdings (the "Offerings") (see Note 15) provided that the gross proceeds received by Saks Holdings from the Offerings exceed $200 million and the net proceeds received by Saks Holdings from the Offerings are immediately contributed to Saks, (ii) exclude up to $45 million in special charges from the calculation of certain restrictive financial covenants and (iii) require that
(a) at least one-third of the net proceeds from the Offerings be used to prepay Term Loans and (b) the remainder of such net proceeds be used to prepay first the Working Capital Revolving Loans and then the Base Revolving Loans. In April 1996, Saks and the Lenders amended the Credit Facility to, among other things,
(i) allow certain of the proceeds of the Base Revolving Loans and Working Capital Revolving Loans to be used to make permitted acquisitions and permitted capital expenditures, (ii) add a covenant specifying a maximum ratio of outstanding loans to consolidated adjusted operating profit tested annually and
(iii) amend the method of calculating interest rates under the Credit Facility as set forth below. In April 1996, Saks and the Lenders amended the Credit Facility to allow Saks to make payments, dividends or distributions with respect to operating costs incurred by Saks Holdings in amounts not to exceed $4.0 million per fiscal year.

    The Company, from time to time, may request standby or commercial letters of credit which reduce amounts available under the Working Capital Revolving Loans. At January 28, 1995 and February 3, 1996, approximately $9,242 and $6,694, respectively, of letters of credit were outstanding.

    The remaining principal amount of the Tranche A Loan is payable in five consecutive semiannual installments, that increase over time from approximately $9,900 to $12,400, commencing June 1996. The remaining principal amount of the Tranche B Loan is payable in six consecutive semiannual installments, commencing December 1997, ranging from approximately $5,600 for the first two installments to approximately $56,000 for the last two installments.

    Under the terms of the Credit Facility, the maximum borrowings under each facility are reduced, on a pro rata basis, upon the incurrence of any indebtedness not specifically permitted under the agreement or the consummation of a sale, sale-leaseback or other disposition of the Company's property or assets, as defined in the Credit Facility, except with respect to the REMIC Financing described below and certain other sales of property or assets. As of February 3, 1996 the maximum borrowings allowable under the Term Loans, Base Revolving Loans and Working Capital Revolving Loans were $283,602, $225,000 and $97,163, respectively.

    As of January 28, 1995 and February 3, 1996, total available credit under the Credit Facility was $101,253 and $117,369, respectively. During fiscal 1994 and fiscal 1995, the weighted average interest rate was approximately 7.33% and 9.0%, respectively, for all debt under the Credit Facility.

    Prior to consummation of the Offerings, Saks may borrow up to $20 million in aggregate principal amount of swingline loans which bear interest at the Alternate Base Rate (as defined in the Credit Facility) plus 1 1/2%. All other loans under the Credit Facility bear interest prior to the closing of the Offerings at a rate equal to, at Saks' option, (a) the Alternate Base Rate plus 2% for the Tranche B Loan or 1 1/2% for all other loans, or (b) the Eurodollar Rate (as defined in the Credit Facility) plus 3% for the Tranche B Loan or 2 1/2% for all other loans. Following the consummation of the Offerings, Saks may borrow up to $20 million in aggregate principal amount of swingline loans which bear interest at the Alternate Base Rate plus an applicable margin ranging from 0.0% to 1.0% depending on the Interest Coverage Ratio (as defined in the Credit Facility). All other loans under

                              SAKS HOLDINGS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (in thousands, except where otherwise indicated)

the Credit Facility following the closing of the Offerings will bear interest at a rate equal to, at Saks' option, (a) the Alternate Base Rate plus a percentage ranging from 0.0% to 1.5% depending on the Interest Coverage Ratio or (b) the Eurodollar Rate plus a percentage ranging from 1.0% to 2.5% depending on the Interest Coverage Ratio. Eurodollar loans can have maturities of one-, two-, three- or six-month periods. Interest is payable on these loans at the maturity dates, except for six-month period loans, which provide for interest to be payable quarterly. Interest on Alternate Base Rate loans is payable quarterly.

    During fiscal 1993 and fiscal 1994, the Company consummated the sale and sale-leaseback of certain properties. In fiscal 1994, the net proceeds of such sales were used to reduce the Tranche A, Tranche B and Working Capital Revolving Loans by $10,700, $873 and $2,837, respectively.

    The Credit Facility contains restrictive covenants, which include limitations on capital expenditures, specified minimum levels of consolidated net worth and minimum consolidated adjusted operating profit, as well as maintenance of specified ratios, including an interest coverage ratio, as defined. In addition, the Credit Facility contains restrictions on Saks' ability to pay dividends or make other distributions to Saks Holdings. Saks Holdings is a holding company with no business operations of its own. Saks Holdings therefore is dependent upon payments, dividends and distributions from Saks for funds to pay its expenses and to pay future cash dividends or distributions, if any, to holders of the Common Stock. The Credit Facility provides that Saks may not declare any dividends or make any other payments or distributions to Saks Holdings except for amounts necessary (i) to pay Saks Holdings' operating expenses up to $4 million per fiscal year and (ii) to pay Saks Holdings' taxes. With respect to the impairment and special charges described in Note 3, the Company received consent from the banks, in May 1994 and March 1996, which excluded such charges from the aforementioned restrictive covenants. Amounts outstanding under the Credit Facility are collateralized by the assets of Saks and its subsidiaries, except for the real estate properties included in the real estate financing described below, the accounts receivable described in Note 4, inventories and the capital stock of Saks' real estate subsidiaries and the capital stock of the subsidiaries established to effect the accounts receivable sale. Saks Holdings has guaranteed the payment of principal and interest by Saks and has collateralized this guarantee with a pledge of the capital stock of Saks.

    The occurrence of the Offerings will not trigger the change of control provision under the Credit Facility.

REAL ESTATE FINANCING:

    In December 1990, the Company issued $500,000 of Euronotes (the "Notes") in connection with the completion of a major real estate financing. During fiscal 1993 and fiscal 1994, early repayment of Notes, arising from the sale and closing of certain properties and the reversion of escrow amounts aggregated $11,000 and $26,000, respectively. The sale of properties resulted in gains of $3,250 and $2,115 in fiscal 1993 and fiscal 1994, respectively. (See Note 12.)

    The Notes accrued interest at .75% over the three-month LIBOR with interest payable on a quarterly basis. These Notes were refinanced in May 1995.

    In May 1995, the Company through a subsidiary trust completed a real estate financing, aggregating $335,000, through the issuance of mortgage loans collateralized by intercompany leases. Mortgage certificates in the principal amount of $175,000 bear interest at variable rates based on three-month LIBOR, payable quarterly. The remaining $160,000 in certificates, which are

                              SAKS HOLDINGS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (in thousands, except where otherwise indicated)

subordinated to the other certificates, bear interest at annual fixed rates ranging from 8.98% to 12.36%, payable semiannually. All of the mortgage certificates are scheduled to mature in May 2002. The debt related to individual properties is prepayable at premiums ranging from stated value to 150% of stated value. The various properties collateralizing the mortgage certificates are cross guaranteed. Saks guarantees the obligations under all intercompany leases. In January 1996, the Company sold one of its stores and prepaid the mortgage loan associated with this property aggregating $4,159. The proceeds were used to prepay the related mortgage certificate in February 1996 (see Note 2). The sale of the Yonkers distribution center (See Notes 3 and 13) would require the prepayment of mortgage certificates totaling $9,074.

SUBORDINATED NOTES:

    In fiscal 1993, the Company issued $50,000 of Subordinated Notes due May 2001. Interest is payable at 9% per annum on a semiannual basis. The notes are subject to optional redemption from time to time at specified prices ranging from 104% to 100%. These notes are subordinated to other indebtedness of the Company.

    Proceeds from the issuance of the Term Loans and the 9% Subordinated Notes were used to prepay the remaining 13% subordinated debt issued at the Acquisition, which consisted of principal of $180,313, accrued interest of $11,720, and redemption premiums of $3,606. Deferred financing costs of $16,155 related to the repaid subordinated debt and the aforementioned redemption premiums are reflected as an extraordinary charge to operations in 1993.

    The Subordinated Notes may be redeemed at the option of Saks in whole or in part at any time before maturity. Upon a "Change of Control," as defined, Saks is obligated to make an offer to repurchase all outstanding Subordinated Notes at the optional redemption prices set forth above, plus accrued and unpaid interest. The occurrence of the Offerings will not trigger a change of control. The subordinated note indenture provides that Saks may not declare any dividends or make any other distributions on any shares of its capital stock other than dividends to Saks Holdings in amounts required for Saks Holdings to pay franchise taxes and other fees required to maintain its corporate existence and to pay Federal, state and local income taxes.

    The Company has purchased various interest rate caps to minimize its exposure to interest rate fluctuations (See Note 11).

    In addition as of February 3, 1996 approximately $5.3 million in letters of credit were outstanding under a $10 million letter of credit facility.

    The Company's expected aggregate principal payments as of February 3, 1996 for all indebtedness, excluding capital leases (See Note 10), are as follows:

1996............................................................   $ 26,463
1997............................................................     30,384
1998............................................................    266,522
1999............................................................    106,460
2000............................................................     56,032
Thereafter......................................................    380,841
                                                                   --------
                                                                   $866,702
                                                                   --------
                                                                   --------

                              SAKS HOLDINGS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (in thousands, except where otherwise indicated)

6. STOCKHOLDERS' EQUITY (IN THOUSANDS, EXCEPT FOR PER-SHARE AMOUNTS)

CAPITALIZATION:

    The following is a summary of the capitalization of the Company at January 28, 1995 and February 3, 1996:


Class A Stock:  37,500 shares authorized, issued and outstanding.
Class B Stock:  2,250 shares authorized, issued and outstanding.
Class C Stock:  25,050 shares authorized; 5,187 and 5,239 shares issued and 5,107 and
                5,158 shares outstanding, respectively, at January 28, 1995 and February
                3, 1996. Additionally, treasury stock aggregated 80 and 29 shares as of
                January 28, 1995 and February 3, 1996, respectively.
Class D Stock:  100 shares authorized and issued at January 28, 1995 and February 3, 1996;
                100 and 50 shares outstanding at January 28, 1995 and February 3, 1996, respectively.
Common Stock:   150,000 shares authorized; none issued and outstanding.


    All of the stock has a $.01 par value per share. The transfer of any shares of stock is restricted as specified in the Company's Certificate of Designation (the "Certificate").

    Under the Senior Management Stock Incentive Plan and the 1996 Stock Incentive Plan, an aggregate of, 6,209 shares of Class C Stock have been reserved. In addition to the options described in Note 7, certain officers and employees of the Company held 171.3 and 172.3 shares of restricted Class C Shares as of January 28, 1995 and February 3, 1996, respectively.

CONVERSION OF STOCK:

    In the event of an initial public offering or sale of the Company, as defined in the Certificate, all issued and outstanding shares of Class A, Class B, Class C and Class D Stock not otherwise redeemed by the Company shall automatically convert into shares of Common Stock on a one-for-one basis.

VOTING RIGHTS:

    Holders of shares of Class D Stock and Common Stock are entitled to one vote for each share of such stock held. Until a change of control of the Company, as defined in the Certificate, holders of Class A, Class B and Class C Stock have no voting rights, except that the holders of these shares shall have the right to one vote for each share held as to the approval of any change to the Certificate of Incorporation that would increase or decrease the par value of such stock, or change the powers, preferences or special rights of such stock so as to have a material adverse effect on such holders.

    Effective upon a change of control, holders of shares of Class A, Class B and Class C Stock shall be entitled to one vote for each share of stock held.

    Currently, affiliates of Investcorp S.A. ("Investcorp") own all of the outstanding voting stock of the Company. Investcorp owns no voting stock and less than 10% of the Company's total outstanding stock.

                              SAKS HOLDINGS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (in thousands, except where otherwise indicated)

LIQUIDATION RIGHTS:

    In the event of liquidation of the Company, each holder of Class A, Class B and Class C Stock shall be entitled to receive $.001 per share before any payment or distribution shall be made or set aside for payment on the Class D Stock or Common Stock. Any remaining assets or proceeds therefrom are to be distributed to all stockholders on a pro rata basis.

DIVIDEND RIGHTS:

    Dividends are payable to all stockholders on a pro rata basis upon declaration of such dividends by the Board of Directors.

7. STOCK INCENTIVE PLANS (IN THOUSANDS, EXCEPT FOR PER-SHARE AMOUNT)

    In October 1990, Saks Holdings adopted a Senior Management Stock Incentive Plan (the "Old Incentive Plan"), and in February 1996, Saks Holdings adopted a 1996 Management Stock Incentive Plan (the "New Incentive Plan" and together with the Old Incentive Plan, the "Incentive Plans"), for members of senior management and certain other officers and employees of the Company. As of February 3, 1996 there were options to purchase 1,455.2 shares of Common Stock outstanding under the Old Incentive Plan, and no options outstanding under the New Incentive Plan. No additional options will be granted under the Old Incentive Plan. The maximum number of shares of Common Stock issuable pursuant to the Incentive Plans is 6,209, subject to adjustment to reflect stock splits, stock dividends and similar stock transactions.

    The Incentive Plans provide for the grant of options that qualify as incentive stock options ("ISOs") under the Internal Revenue Code, as amended, as well as options that do not qualify as ISOs ("Non-qualified Options") (collectively referred to as the "Options"), and also provide for the grant of stock appreciation rights and for the sale or grant of restricted stock. Options to purchase shares of Common Stock may extend for ten years for ISOs and ten years and 30 days for Non-qualified Options from the date of grant. Options may not be granted and restricted stock may not be sold or granted under the Incentive Plans after October 17, 2000. The exercise of Options is conditioned upon active employment with the Company. In the event an employee ceases to be employed by the Company, for any reason, the Company may repurchase at fair market value, as determined annually by the Board of Directors, any shares of Class C Stock acquired by such employee pursuant to exercise of an Option granted under the Incentive Plans.

                              SAKS HOLDINGS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (in thousands, except where otherwise indicated)

    The following table summarizes the activity in Options:

                                                                 COMPANY-
                                                      OTHER     PERFORMANCE
                                                     OPTIONS      OPTIONS
                                                     -------    -----------
Outstanding at January 29, 1994...................    155.4       1,330.5
  Granted.........................................     --           147.2
  Canceled........................................    (25.4)       (301.1)
                                                     -------    -----------
Outstanding at January 28, 1995...................    130.0       1,176.6
  Granted.........................................    172.1          80.9
  Canceled........................................    (16.1)        (88.3)
                                                     -------    -----------
Outstanding at February 3, 1996...................    286.0       1,169.2
                                                     -------    -----------
                                                     -------    -----------

    The exercise price of all Options granted is $20.00 per share, representing the estimated fair market value at the time of grant.

    In accordance with an exchange approved by the Board of Directors of the Company on January 19, 1996, on February 28, 1996, Options to acquire 1,620.9 shares of Common Stock issued under the Old Plan were surrendered to the Company in exchange for the issuance of Options to purchase an identical number of shares under the New Incentive Plan. The exercise price of the new Options is $16.00 per share. The individual Stock Option Agreements pursuant to which Options are granted under the New Incentive Plan provide that Options vest to the extent of one-third of the shares underlying the Options granted as of the closing of the Offerings, one-third on the first anniversary thereof and one-third on the second anniversary thereof. In the event of an Approved Sale (as defined in the agreement), all options vest in their entirety. The Stock Option Agreements further provide for the termination of the vested portions of any Options upon the tenth anniversary of such Stock Option Agreement, and for acceleration of termination if the employee ceases to be employed by Saks Holdings or a subsidiary.

8. POSTEMPLOYMENT BENEFITS

    The Company has a noncontributory defined benefit pension plan covering substantially all full-time employees. Benefits are based upon years of service and compensation prior to retirement. As a result of the Company's special retirement initiative in fiscal 1993 and funding limitations, the plan refunded the Company $4,574 in fiscal 1994. The Company did not make a contribution in fiscal 1994 or fiscal 1995. The Company's policy is to fund the plan to satisfy the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA"). Pension Plan assets consist primarily of short term investments, bonds, various equities and real estate interests.

                              SAKS HOLDINGS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (in thousands, except where otherwise indicated)

    The net periodic pension expense consisted of the following components:

                                                 FISCAL     FISCAL     FISCAL
                                                  1993       1994       1995
                                                 -------    -------    -------
Service cost..................................   $ 4,815    $ 4,250    $ 3,527
Interest cost.................................     6,137      6,226      5,778
Loss (return) on plan assets..................    (9,450)     3,085     (9,095)
Net (deferral) amortization...................     2,318     (8,600)     4,906
                                                 -------    -------    -------
    Net pension expense.......................   $ 3,820    $ 4,961    $ 5,116
                                                 -------    -------    -------
                                                 -------    -------    -------

    The following table sets forth the Pension Plan's funded status and the present value of benefit obligations:

                                                  JANUARY 28,    FEBRUARY 3,
                                                     1995           1996
                                                  -----------    -----------
Accumulated benefit obligation:
  Vested.......................................    $ (62,169)     $ (77,266)
  Nonvested....................................       (3,618)        (4,838)
                                                  -----------    -----------
                                                     (65,787)       (82,104)
Effect of projected future salary increases....       (2,776)        (4,562)
                                                  -----------    -----------
Projected benefit obligation...................      (68,563)       (86,666)
Plan assets at fair value......................       48,598         53,058
                                                  -----------    -----------
    Plan assets (less than) projected benefit
      obligation...............................      (19,965)       (33,608)
Unrecognized net (gain) loss...................       (4,108)         4,415
Unrecognized prior service cost................          (60)           (56)
                                                  -----------    -----------
    (Accrued) pension cost.....................    $ (24,133)     $ (29,249)
                                                  -----------    -----------
                                                  -----------    -----------

    The Company also maintains an unfunded supplemental retirement plan which provides for benefits in addition to those provided by the Pension Plan. Expenses related to the supplemental plan were $591, $487 and $502 in fiscal 1993, fiscal 1994 and fiscal 1995, respectively. Payments from the supplemental plan were $336 and $279 for fiscal 1994 and fiscal 1995, respectively. The accrued liability for this plan at January 28, 1995 and February 3, 1996 was $7,037 and $7,260, respectively.

    The actuarial present value of the projected benefit obligations for both the Pension Plan and supplemental plan was determined at a weighted-average assumed discount rate and an assumed rate of increase in future compensation of 9.0% and 3.0%, respectively, for fiscal 1994 and 7.35% and 3.0%, respectively, for fiscal 1995. The assumed long-term rate of return on plan assets was 9.0% for both fiscal 1994 and fiscal 1995. A 1% change in the assumed discount rate would change the accumulated benefit obligation by approximately $10 million.

    The Company also maintains a 401(k) Plan which covers substantially all of its employees. The plan is a defined contribution plan and is subject to the provisions of ERISA. The assets of the plan can be invested in a fixed income fund and six mutual funds. Eligible employees may contribute up to 16% of their compensation, as defined. The Company contributes an amount equal to 1/4 of the

                              SAKS HOLDINGS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (in thousands, except where otherwise indicated)

first 6% of an employee's contribution. The Company's expense was $1,914, $1,912 and $2,098, for fiscal 1993, fiscal 1994 and fiscal 1995, respectively.

    As of the date of the Acquisition, the Company recorded an actuarially determined liability representing the present value of certain postemployment health care and life insurance benefit obligations for certain retirees as well as active employees. In fiscal 1993, the Board approved changes to such benefits which substantially reduced these benefits and resulted in aggregate reductions in the accrued liability and employee benefit expenses of $6,452.

9. INCOME TAXES

    The Company has net operating loss carryforwards for tax purposes of approximately $727,597 at February 3, 1996. The carryforwards begin to expire, unless utilized, in fiscal 2005 through fiscal 2010. The Company has not reflected any benefit in the consolidated financial statements with respect to these carryforwards because it has provided a valuation allowance equivalent to the net deferred tax assets.

    The Company recorded certain assets and liabilities at the date of the Acquisition for financial reporting purposes which are not similarly recognized under income tax regulations, aggregating a tax benefit of $34,525. Subsequent realization of this tax benefit will be accounted for as a reduction of goodwill.

    At January 28, 1995 and February 3, 1996 the Company had net deferred tax assets of $337,803 and $345,059, respectively. The tax effects of temporary differences that give rise to the deferred tax assets are as follows:

                                                                   JANUARY 28,    FEBRUARY 3,
                                                                      1995           1996
                                                                   -----------    -----------
Deferred tax assets:
  Operating loss carryforward...................................    $ 253,506      $ 289,609
  Accrued expenses and reserves.................................       20,962         17,722
  Employee benefits.............................................       12,486         14,532
  Depreciation/amortization and basis differences...............       39,702         15,575
  Allowance for doubtful accounts...............................        3,707          4,442
  Deferred lease payments.......................................        2,542          3,133
  Other.........................................................        4,898          4,084
                                                                   -----------    -----------
    Total deferred tax assets...................................      337,803        349,097
Deferred tax liability
  Deferred financing costs......................................            0         (4,038)
                                                                   -----------    -----------
    Total deferred tax liability................................            0         (4,038)
                                                                   -----------    -----------
  Net deferred tax assets.......................................      337,803        345,059
  Less valuation allowance......................................     (337,803)      (345,059)
                                                                   -----------    -----------
  Net deferred tax..............................................    $       0      $       0
                                                                   -----------    -----------
                                                                   -----------    -----------

    The reconciliation between the statutory federal income tax rate and the effective income tax rate for the last three years is as follows:

                              SAKS HOLDINGS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (in thousands, except where otherwise indicated)

                                                                      FISCAL    FISCAL    FISCAL
                                                                       1993      1994      1995
                                                                      ------    ------    ------
Statutory federal income tax rate..................................    35.0%     35.0%     35.0%
State and local income taxes, net of federal tax benefit...........     4.8       4.8       4.8
                                                                      ------    ------    ------

  Effective income tax rate........................................    39.8      39.8      39.8

  Generation of NOL carryforward...................................   (39.8 )   (39.8 )   (39.8 )
                                                                      ------    ------    ------
  Net effective income tax rate....................................     0.0%      0.0%      0.0%
                                                                      ------    ------    ------
                                                                      ------    ------    ------

10. LEASES

    The Company leases certain land and buildings under various noncancelable capital and operating leases. The Company's capital leases have remaining terms of up to 29 years. Operating leases consist of land leases and land and building leases with terms from one to 54 years. All of these leases are subject to renewal options.

    Substantially all leases provide for contingent rentals based upon sales and require the Company to pay taxes, insurance and occupancy costs. Certain rentals are based solely on a percentage of sales.

    The Company also leases certain equipment under operating leases expiring during the next five fiscal years.

    The Company's rent expense consisted of the following:

                                                FISCAL     FISCAL     FISCAL
                                                 1993       1994       1995
                                                -------    -------    -------
Land and building rent:
  Fixed minimum..............................   $ 8,960    $ 8,787    $11,401
  Contingent rentals.........................     5,694      4,516      5,454
                                                -------    -------    -------
    Total land and building rent.............    14,654     13,303     16,855
Equipment and other..........................     4,851      4,540      3,956
                                                -------    -------    -------
    Total rent expense.......................   $19,505    $17,843    $20,811
                                                -------    -------    -------
                                                -------    -------    -------

                              SAKS HOLDINGS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (in thousands, except where otherwise indicated)

    At February 3, 1996, the future minimum lease commitments under noncancelable operating and capital leases, including equipment leases, are as follows:

    FISCAL YEARS                                      CAPITAL     OPERATING
---------------------------------------------------   --------    ---------
1996...............................................   $ 14,311    $ 17,175
1997...............................................     13,898      22,751
1998...............................................     12,131      20,454
1999...............................................     11,851      19,415
2000...............................................     12,281      19,138
Thereafter.........................................    210,198     261,477
                                                      --------    ---------
  Total minimum payments...........................    274,670    $360,410
                                                                  ---------
                                                                  ---------
Less, Executory costs..............................        629
                                                      --------
  Net minimum lease payments.......................    274,041
Less, Interest.....................................    164,801
                                                      --------
  Present value of net minimum lease payments......    109,240
Less, current......................................      4,772
                                                      --------
  Noncurrent obligations under capital leases......   $104,468
                                                      --------
                                                      --------

    Leased property under capital leases is summarized as follows:

                                                  JANUARY 28,    FEBRUARY 3,
                                                     1995           1996
                                                  -----------    -----------
Building and equipment.........................    $  95,875      $ 107,008
  Less, Accumulated amortization...............      (15,269)       (20,403)
                                                  -----------    -----------
                                                   $  80,606      $  86,605
                                                  -----------    -----------
                                                  -----------    -----------

    The Company leases certain selling space within its stores to other specialty retailers under contingent rental agreements. Rental income related to these agreements was $8,988, $9,038 and $10,209 in fiscal 1993, fiscal 1994 and fiscal 1995, respectively.

11. DERIVATIVE FINANCIAL INSTRUMENTS

    The Company has entered into interest rate cap agreements to reduce the impact of increases in interest rates on the REMIC Financing and Credit Facility. The Company is also an indirect beneficiary of interest rate cap agreements entered into by the Receivables Trust. At February 3, 1996, there were 18 interest rate cap agreements outstanding. Accordingly, the Company is entitled to receive from various financial institutions the amount, if any, by which the Company's interest payments on its debt exceeds the stated interest rates or strike rates. Payments received as a result of the caps in the Company's debt are recorded as a reduction of interest expense. Payments received by the Receivables trust as a result of the caps related to the securitization are

                              SAKS HOLDINGS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (in thousands, except where otherwise indicated)

recorded by the Company as an increase in finance charge income. The following is a summary of the interest rate cap agreements as of February 3, 1996:

                                    NOTIONAL      STRIKE
                                     AMOUNT        RATE      EFFECTIVE DATE    EXPIRATION DATE
                                    --------    ----------   ---------------   ---------------
A/R Floating Rate Certificate
  Program........................   150,000 (1)   9.00%        December 1991          May 1999
                                     50,000 (1)   9.00%          August 1992          May 1999
                                    250,000     7.25-9.00         March 1995          May 1996
A/R Commercial Paper Program.....   191,500 (1)    9.00         October 1993          May 1999
                                    142,000     7.25-9.00         March 1995     November 1996
                                    142,000        7.25        November 1996     February 1997
A/R Series 1991-2 Class C
  Certificates...................     8,841        9.00        November 1992          May 1996
A/R Series 1991-2 Class B
  Certificates...................    13,500        9.00       September 1994          May 1996
A/R Series 1991-3 Class B1
  Certificates...................    10,338        9.00       September 1995          May 1996
A/R Series 1991-3 Class C1
  Certificates...................     8,475        9.00       September 1995          May 1996
Senior credit facility...........   100,000        5.00       September 1993    September 1996
                                    100,000        5.00       September 1993    September 1996
                                    200,000        6.00       September 1993    September 1996
                                     50,000        7.25           March 1995     February 1997
                                    400,000        7.25       September 1996     February 1997
Real estate financing............   175,000        7.25             May 1995     February 1997
                                     87,500        9.70        February 1997          May 2002
                                     87,500        9.70        February 1997          May 2002

------------

(1) Effective November 1996, the strike rate increases to 10% and the notional amount begins amortizing each month at a variable rate.

    The strike rate related to the senior credit facility and real estate financing is based on three-month LIBOR contracts. The accounts receivable strike rate is based on one-month LIBOR contracts.

    The aggregate carrying value and fair value of the Company's interest rate cap agreements was $1,575 and $3,839 at January 28, 1995 and $2,242 and $1,828 at February 3, 1996, respectively. The fair value of interest rate cap agreements is based on current settlement price of comparable contracts obtained from interest rate cap providers' quotes. The majority of the Company's long-term debt bears interest at floating rates; therefore its carrying amount and fair value are equal.

12. RELATED PARTY TRANSACTIONS

    The Company receives various consulting and advisory services from an affiliate of Investcorp, for which it pays fees. The fees paid or payable for such services were $2 million, $2 million and $7 million in fiscal 1993, fiscal 1994 and fiscal 1995, respectively. Additionally, the Company purchased merchandise for sale from Gucci Group N.V., Ebel S.A., and Chaumet International S.A., all of which also may be deemed to be affiliates of Investcorp during such fiscal year. The amount of such purchases in fiscal 1995 were $7.3, $.6 and $.5 million, respectively. In fiscal 1993 the

                              SAKS HOLDINGS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (in thousands, except where otherwise indicated)

Company sold a closed store location to an affiliate of Investcorp. The net proceeds and gain on sale were $11.9 million and $3.3 million, respectively. The gain on sale was recorded as paid-in-capital in the consolidated statement of stockholder's equity.

13. CONTINGENCIES

    Saks is a defendant in a suit pending in the Supreme Court of the State of New York, County of New York, in which the plaintiff, a former Saks employee, contends, among other things, that Saks was negligent in hiring a co-worker who allegedly assaulted the plaintiff. The plaintiff is seeking $10 million in damages. Saks has moved to dismiss the action. Saks believes that, subject to a self-insured retention, the claim is covered by Saks' insurance. In connection with the suit, Saks also is in litigation with one of its insurance providers regarding the provider's duties and obligations under its insurance contract with Saks. Saks does not believe that the resolution of these suits will have a material adverse impact on its financial position or results of operations.

    The Company also is involved in various other suits and claims in the ordinary course of business. Management does not believe that the disposition of such suits will have a material adverse effect on the financial position or continuing operations of the Company.

    Management has entered into an agreement to sell its current distribution facility, located in Yonkers, New York. The sale is subject to the successful rezoning of the property. If rezoned, proceeds associated with the sale would fall within a range of $20 to $25 million. A sale of the distribution center in this price range could result in a gain on sale of $8 to $13 million. Management is unable to determine at this time if this transaction will be completed.

14. QUARTERLY RESULTS (UNAUDITED) (IN THOUSANDS, EXCEPT FOR PER-SHARE AMOUNTS)

                                                     FISCAL 1995
                                     --------------------------------------------      FISCAL
                                      FIRST       SECOND      THIRD       FOURTH        1995
                                     QUARTER     QUARTER     QUARTER     QUARTER     FULL YEAR
                                     --------    --------    --------    --------    ----------
Net sales.........................   $384,564    $353,229    $407,990    $541,004    $1,686,787
Cost of goods sold................    262,435     262,956     275,092     368,209     1,168,692
Net income (loss) before
  extraordinary charge............    (16,553)    (34,133)    (35,319)     27,901       (58,104)
Net income (loss).................    (16,553)    (39,817)    (35,319)     27,594       (64,095)
Net income (loss) per share before
  extraordinary charge............       (.37)       (.76)       (.79)        .62         (1.29)
Net income (loss) per share.......       (.37)       (.89)       (.79)        .61         (1.43)

                              SAKS HOLDINGS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (in thousands, except where otherwise indicated)

    The Company recorded special charges in the first and third quarters of $8,900 and $27,515, respectively. (See Note 3).

                                                     FISCAL 1994
                                     --------------------------------------------      FISCAL
                                      FIRST       SECOND      THIRD       FOURTH        1994
                                     QUARTER     QUARTER     QUARTER     QUARTER     FULL YEAR
                                     --------    --------    --------    --------    ----------
Net Sales.........................   $333,614    $298,455    $343,375    $442,719    $1,418,163
Cost of goods sold................    229,104     220,920     233,818     295,808       979,650
Net income (loss) before
  extraordinary charge............     (9,211)    (25,935)     (5,426)     30,489       (10,083)
Net income (loss).................     (9,299)    (26,341)     (5,426)     30,448       (10,618)
Net income (loss) per share before
  extraordinary charge............       (.20)       (.58)       (.12)        .68          (.22)
Net income (loss) per share.......       (.21)       (.59)       (.12)        .68          (.24)

15. SUBSEQUENT EVENTS

    The Company is in the process of filing an initial public offering for the issuance of shares of common stock. This offering is expected to be completed during the second quarter of fiscal 1996.

    In April 1996, Saks Holdings effected a five-for-one split in the form of a 400% common stock dividend (the "Stock Split"). Saks Holdings has also increased the number of authorized shares of its common stock to 150,000 and authorized 10,000 shares of preferred stock. All share and per share information has been restated to reflect the stock split.

    Since February 3, 1996, Saks Holdings has granted to members of management options for the purchase of 449 shares of Common Stock. In addition, Saks Holdings will grant, conditioned upon the closing of the Offerings, options for the purchase of 1,200 shares of Common Stock.

                                  UNDERWRITING

    Subject to the terms and conditions of the Underwriting Agreement, Saks Holdings has agreed to sell to each of the U.S. Underwriters named below, and each of such U.S. Underwriters, for whom Goldman, Sachs & Co., CS First Boston Corporation, Morgan Stanley & Co. Incorporated and Salomon Brothers Inc are acting as representatives, has severally agreed to purchase from Saks Holdings, the respective number of shares of Common Stock set forth opposite its name below:

                                                             NUMBER OF
                                                             SHARES OF
    UNDERWRITER                                             COMMON STOCK
---------------------------------------------------------   ------------
Goldman, Sachs & Co......................................
CS First Boston Corporation..............................
Morgan Stanley & Co. Incorporated........................
Salomon Brothers Inc.....................................

                                                            ------------
  Total..................................................     11,000,000
                                                            ------------
                                                            ------------

    Under the terms and conditions of the Underwriting Agreement, the U.S. Underwriters are committed to take and pay for all of the shares offered hereby, if any are taken.

    The U.S. Underwriters propose to offer the shares of Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus, and in part to certain securities dealers at such
price less a concession of $       per share. The U.S. Underwriters may allow,
and such dealers may reallow, a concession not in excess of $       per share to
certain brokers and dealers. After the shares of Common Stock are released for sale to the public, the offering price and the other selling terms may from time to time be varied by the representatives.

    Saks Holdings has entered into an underwriting agreement (the "International Underwriting Agreement") with the underwriters of the international offering (the "International Underwriters") providing for the concurrent offer and sale of 2,750,000 shares of Common Stock in an international offering outside the United States. The offering price and aggregate underwriting discounts and commissions per share for the two offerings are identical. The closing of the offering made hereby is a condition to the closing of the international offering, and vice versa. The representatives of the International Underwriters are Goldman Sachs International, CS First Boston Limited, Morgan Stanley & Co. International Limited and Salomon Brothers International Limited.

    Pursuant to the Agreement between the U.S. and International Underwriting Syndicates (the "Agreement Between") relating to the two offerings, each of the U.S. Underwriters named herein has agreed that, as a part of the distribution of the shares offered hereby and subject to certain exceptions, it will offer, sell or deliver the shares of Common Stock, directly or indirectly, only in the United States of America (including the States and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction (the "United States") and to U.S. persons, which term shall mean, for purposes of this paragraph: (a) any individual who is a resident of the United States or
(b) any corporation, partnership or other entity organized in or under the laws of the United States or any political subdivision thereof and whose office most directly involved with the purchase is located in the United States. Each of the International Underwriters has agreed or will agree pursuant to the Agreement Between that, as a part of the distribution of the shares offered as a part of the international offering, and subject to certain exceptions, it will (i) not, directly or indirectly, offer, sell or deliver shares of Common Stock (a) in the United States or to any

U.S. persons or (b) to any person who it believes intends to reoffer, resell or deliver the shares in the United States or to any U.S. persons, and (ii) cause any dealer to whom it may sell such shares at any concession to agree to observe a similar restriction.

    Pursuant to the Agreement Between, sales may be made between the U.S. Underwriters and the International Underwriters of such number of shares of Common Stock as may be mutually agreed. The price of any shares so sold shall be the initial public offering price, less an amount not greater than the selling concession. This Prospectus may be used by the Underwriters and dealers in connection with offers and sales of the Common Stock, including shares initially sold in the international offering, to persons located in the United States.

    Saks Holdings has granted the U.S. Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of 1,650,000 additional shares of Common Stock solely to cover over-allotments, if any. If the U.S. Underwriters exercise their over-allotment option, the U.S. Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the 11,000,000 shares of Common Stock offered hereby. Saks Holdings has granted the International Underwriters a similar option exercisable for up to an aggregate of 412,500 additional shares of Common Stock.

    Saks Holdings and certain stockholders who own in the aggregate 44,966,605 shares of Common Stock have agreed that, during the period beginning from the date of this Prospectus and continuing to and including the date 180 days after the date of this Prospectus, they will not offer, sell, contract to sell or otherwise dispose of, except as provided in the U.S. Underwriting Agreement and the International Underwriting Agreement, any securities of Saks Holdings which are substantially similar to the shares of the Common Stock or which are convertible or exchangeable into securities which are substantially similar to the shares of the Common Stock (other than any sales of Common Stock (i) in connection with the acquisition of or merger with any other corporation or other entity or the acquisition of any assets or properties thereof provided that, prior to the issuance of such securities, such corporation or entity agrees to be similarly bound or (ii) pursuant to employee stock option, stock purchase or other employee benefit plans) without the prior written consent of the representatives.

    At the request of Saks Holdings, the Underwriters have reserved up to 450,000 shares of Common Stock for sale, at the initial public offering price less underwriting discount, to officers and employees of Investcorp and its subsidiaries and directors, officers and employees of Saks. The number of shares available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the Underwriters to the general public on the same terms as the other shares offered hereby.

    In addition to the 13,750,000 shares of Common Stock offered by the U.S. and International Underwriters, Saks Holdings is selling 2,250,000 shares of Common Stock directly to Investcorp S.A. or one or more of its affiliates. The Underwriters will not participate in, or receive any discount or commission on, the sale of such shares being sold by Saks Holdings directly.

    The representatives of the Underwriters have informed Saks Holdings that they do not expect sales to accounts over which the Underwriters exercise discretionary authority to exceed 5% of the total number of shares of Common Stock offered by them.

    Prior to this offering, there has been no public market for the shares of Common Stock. The initial public offering price will be negotiated among Saks Holdings and the representatives of the U.S. Underwriters and the International Underwriters. Among the factors to be considered in determining the initial public offering price of the Common Stock, in addition to prevailing market conditions, are Saks Holdings' historical performance, estimates of the business potential and earnings prospects of Saks Holdings, an assessment of Saks Holdings' management and the consideration of the above factors in relation to market valuation of companies in related businesses.

    The Common Stock has been approved for listing on the New York Stock Exchange, subject to official notice of issuance. In order to meet one of the requirements for listing the Common Stock on the New York Stock Exchange, the U.S. Underwriters will undertake to sell lots of 100 or more shares to a minimum of 2,000 beneficial holders.

    Saks Holdings has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act.


    From time to time in the ordinary course of their businesses, affiliates of certain of the U.S. Underwriters have engaged and may in the future engage in general financing and banking transactions with Saks and its affiliates. Furthermore, it is possible that more than 10% of the proceeds of the Offerings, not including underwriting compensation, will be received by lenders to Saks under its credit facility and revolving credit facility that are affiliated with members of the National Association of Securities Dealers, Inc. ("NASD") who are participating in the Offerings. As a result, the Offerings are being conducted pursuant to Article III, Section 44(c)(8) of the NASD Rules of Fair Practice. In accordance with this provision, Goldman, Sachs & Co. has agreed to act as "qualified independent underwriter" and will recommend a price in compliance with the requirements of Section 3(c) of Schedule E to the NASD By-Laws. Goldman, Sachs & Co. will receive compensation from Saks Holdings in the amount of $10,000 for serving in such role. In connection with the Offerings, Goldman, Sachs & Co. in its role as qualified independent underwriter has performed due diligence investigations and reviewed and participated in the preparation of this Prospectus and the Registration Statement of which this Prospectus forms a part.



    Certain of the Underwriters have provided from time to time, and expect to provide in the future, investment banking services to Saks Holdings and its affiliates, for which such Underwriters have received and will receive customary fees and commissions.

                            [SAKS FIFTH AVENUE LOGO]




------------------------
Back Gatefold

"More than a store Saks Fifth Avenue is a Brand translating to Multiple Formats..."

[Photo of Resort Store]     [Photo of Off 5th Store]    [Photo of Sales Person]

"5 Resort Stores"           "19 Outlet Stores"          "40 Full-line Stores"


[Photo of International Marketing Materials]            [Photo of Labels]

"International Exploration"                             "Private Label"


[Photo of Folio Catalogs]                               [Photo of Web-Site]

     "Direct Response"                                  "Technological Exploration"


            [Photo of Couple Holding Saks Fifth Avenue Shopping Bag]


                       ". . . and a Patent for the Future"


=============================================  =================================

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATIONS
OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS,
AND, IF GIVEN OR MADE, SUCH INFORMATION OR
REPRESENTATIONS MUST NOT BE RELIED UPON AS
HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES
NOT CONSTITUTE AN OFFER TO SELL OR THE
SOLICITATION OF AN OFFER TO BUY ANY SECURITIES             16,000,000 SHARES
OTHER THAN THE SECURITIES TO WHICH IT RELATES
OR AN OFFER TO SELL OR THE SOLICITATION OF AN
OFFER TO BUY SUCH SECURITIES IN ANY                       SAKS HOLDINGS, INC.
CIRCUMSTANCES IN WHICH SUCH OFFER OR
SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY
OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER
SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY                   COMMON STOCK
IMPLICATION THAT THERE HAS BEEN NO CHANGE IN          (PAR VALUE $.01 PER SHARE)
THE AFFAIRS OF SAKS HOLDINGS SINCE THE DATE
HEREOF OR THAT THE INFORMATION CONTAINED
HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO
ITS DATE.

           -------------------
            TABLE OF CONTENTS

                                        PAGE
                                        ----          ------------------------
Prospectus Summary....................    3
Risk Factors..........................    9
Dividend Policy.......................   13           [SAKS FIFTH AVENUE LOGO]
Use of Proceeds.......................   13
Capitalization........................   14
Dilution..............................   15           ------------------------
Selected Consolidated Financial Data..   16
Management's Discussion and
  Analysis of Financial Condition and
Results of Operations.................   18
Business..............................   24
Management............................   40
Principal Stockholders................   48
Certain Transactions..................   50
Description of Capital Stock..........   51
Description of Certain Indebtedness...   53
Shares Eligible for Future Sale.......   59
Validity of Shares....................   60
Experts...............................   60
Additional Information................   61               GOLDMAN, SACHS & CO.
Index to Consolidated Financial
  Statements..........................  F-1                CS FIRST BOSTON
Underwriting..........................  U-1
                                                           MORGAN STANLEY & CO.
                                                              INCORPORATED
          -------------------
                                                          SALOMON BROTHERS INC
UNTIL    , 1996 (25 DAYS AFTER THE DATE OF
THIS PROSPECTUS), ALL DEALERS EFFECTING                 REPRESENTATIVES OF THE
TRANSACTIONS IN THE REGISTERED SECURITIES,                   UNDERWRITERS
WHETHER OR NOT PARTICIPATING IN THIS
DISTRIBUTION, MAY BE REQUIRED TO DELIVER
A PROSPECTUS. THIS IS IN ADDITION TO THE
OBLIGATION OF DEALERS TO DELIVER A
PROSPECTUS WHEN ACTING AS UNDERWRITERS
AND WITH RESPECT TO THEIR UNSOLD
ALLOTMENTS OR SUBSCRIPTIONS.

=============================================  =================================

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.



    The Registrant's expenses in connection with the Offerings described in this registration statement are set forth below. All amounts except the Securities and Exchange Commission registration fee, the NASD filing fee and the NYSE listing fee are estimated.



Securities and Exchange Commission registration fee...........   $  155,720
NASD filing fee...............................................       30,500
Printing and engraving expenses...............................      500,000
Accounting fees and expenses..................................    1,000,000
Legal fees and expenses.......................................    1,000,000
NYSE listing fee..............................................      123,100
Fees and expenses (including legal fees) for qualifications
under state securities laws...................................       30,000
Transfer agent's fees and expenses............................       50,000
Miscellaneous.................................................    2,310,680
                                                                 ----------
    Total.....................................................   $5,200,000
                                                                 ----------
                                                                 ----------


ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    (a) Exhibits


EXHIBIT
 NUMBER                                 DESCRIPTION OF EXHIBIT
--------   ---------------------------------------------------------------------------------
1.01       Form of U.S. Underwriting Agreement
1.02*      Form of International Underwriting Agreement
3.01.1*    Amended and Restated Certificate of Incorporation of Saks Holdings, as filed with the Delaware Secretary of State on June 29, 1990
3.01.2*    Certificate of Designation of Saks Holdings, as filed with the Delaware Secretary of State on June 29, 1990
3.01.3*    Amendment to the Amended and Restated Certificate of Incorporation of Saks
           Holdings, as filed with the Delaware Secretary of State on July 2, 1990
3.01.4*    Amendment to the Amended and Restated Certificate of Incorporation of Saks
           Holdings, as filed with the Delaware Secretary of State on February 28, 1991
3.01.5*    Amendment to the Amended and Restated Certificate of Incorporation of Saks
           Holdings, as filed with the Delaware Secretary of State on May 20, 1992
3.01.6*    Amendment to the Amended and Restated Certificate of Incorporation of Saks
           Holdings, as filed with the Delaware Secretary of State on December 26, 1995
3.01.7*    Certificate of Saks Holdings, as filed with the Delaware Secretary of State on
           December 27, 1995, relating to the retirement of Class D Shares
3.01.8*    Amendment to the Amended and Restated Certificate of Incorporation of Saks
           Holdings, as filed with the Delaware Secretary of State on April 16, 1996.
3.01.9*    Form of Amended and Restated Certificate of Incorporation of Saks Holdings, as
           proposed to be filed with the Delaware Secretary of State upon completion of the
           Offerings
3.01.10    Amendment to the Amended and Restated Certificate of Incorporation of Saks
           Holdings, as filed with the Delaware Secretary of State on April 26, 1996.
3.02*      Bylaws of Saks Holdings, as adopted on August 6, 1990

EXHIBIT
 NUMBER                                 DESCRIPTION OF EXHIBIT
--------   ---------------------------------------------------------------------------------
4.01.1*    See Exhibits 3.01.1, 3.01.2, 3.01.3, 3.01.4, 3.01.5, 3.01.6, 3.01.7, 3.01.8 and
           3.01.10 as to the rights of holders of Saks Holdings' Class A Shares, Class B
           Shares, Class C Shares and Class D Shares prior to the Offerings
4.01.2*    See Exhibit 3.01.9 as to the rights of holders of Saks Holdings' Common Stock upon completion of the Offerings
4.02*      Form of Stock Certificate of the Common Stock of Saks Holdings
4.03.1*    Amended and Restated Credit Agreement, dated as of July 1, 1993, among Saks,
           Chemical Bank and Bankers Trust Company as managing agents, Chemical Bank,
           Bankers Trust Company, the CIT Group/Business Credit, Inc. and Barclays Bank PLC
           as co-agents, and Chemical Bank as administrative agent (the "Credit Facility")
4.03.2*    First Amendment to the Credit Facility, dated as of March 1, 1995
4.03.3*    Second Amendment to the Credit Facility, dated as of October 24, 1995
4.03.4*    Third Amendment to the Credit Facility, dated as of March 5, 1996
4.03.5*    Fourth Amendment to the Credit Facility, dated as of April 10, 1996
4.03.6*    Fifth Amendment to the Credit Facility, dated as of April 18, 1996
4.04*      Amended and Restated Loan and Security Agreement dated as of
           May 12, 1995 between Fifth Avenue Capital Trust ("FACT") and certain direct and indirect wholly-owned subsidiaries of Saks (the "Borrowers")
4.05*      Trust and Servicing Agreement dated as of May 12, 1995 among FACT, Bankers Trust
           Company, as servicer, and Marine Midland Bank, as trustee
4.06*      Amended and Restated Trust Agreement, dated as of May 12, 1995, among Saks, HNY,
           Inc. and Wilmington Company, as owner trustee
4.07*      Indenture, dated as of July 1, 1993, between Saks and AIBC Services N.V., as trustee
4.08*      First Supplemental Indenture, dated as of April 22, 1996, between Saks and AIBC
           Services N.V., as trustee
5.01*      Opinion of Gibson, Dunn & Crutcher LLP
10.01.1*   Amended and Restated Pooling & Servicing Agreement, dated as of December 16,
           1991, among SFA Finance Company, Saks and Bankers Trust Company, as trustee (the
           "1991 P&S")
10.01.2*   First Amendment to the 1991 P&S, dated as of November 5, 1992
10.01.3*   Second Amendment to the 1991 P&S, dated as of October 26, 1993
10.02.1*   Second Amended and Restated Receivables Purchase Agreement, dated as of December
           16, 1991, between Saks and SFA Finance Company (the "Receivables Purchase
           Agreement")
10.02.2*   First Amendment to the 1991 Receivables Purchase Agreement, dated as of November
           5, 1992
10.02.3*   Second Amendment to the 1991 Receivables Purchase Agreement, dated as of October
           26, 1993
10.03.1*   Series 1991-2 Supplement, dated as of December 16, 1991, among SFA Finance
           Company, Saks, MHTC, as administrative agent, and Bankers Trust Company, as trustee (the "1991-2 Supplement")
10.03.2*   First Amendment to the 1991-2 Supplement, dated as of July 22, 1992
10.03.3*   Second Amendment to the 1991-2 Supplement, dated as of August 20, 1992
10.03.4*   Third Amendment to the 1991-2 Supplement, dated as of November 5, 1992
10.03.5*   Fourth Amendment to the 1991-2 Supplement, dated as of May 20, 1993
10.03.6*   Fifth Amendment to the 1991-2 Supplement, dated as of October 28, 1993
10.03.7*   Sixth Amendment to the 1991-2 Supplement, dated as of September 30, 1994
10.04.1*   Class C Supplement to Series 1991-2 Supplement, dated as of
           November 5, 1992, among SFA Finance Company, Saks and Bankers Trust Company, as
           trustee (the "1991-2(C) Supplement")
10.04.2*   First Amendment to the 1991-2(C) Supplement, dated as of September 30, 1994

EXHIBIT
 NUMBER                                 DESCRIPTION OF EXHIBIT
--------   ---------------------------------------------------------------------------------
10.05*     Class B Supplement to Series 1991-2 Supplement, dated as of September 30, 1994, among SFA Finance Company, Saks and Bankers Trust Company, as trustee
10.06.1*   Series 1993-1 Supplement, dated as of October 28, 1993, among SFA Finance
           Company, Saks, Swiss Bank Corporation, New York Branch, as administrative agent, and Bankers Trust Company, as trustee (the "1993-1 Supplement")
10.06.2*   First Amendment to the 1993-1 Supplement, dated as of September 13, 1995
10.06.3*   Second Amendment to the 1993-1 Supplement, dated as of October 6, 1995
10.07*     Class B Supplement to Series 1993-1 Supplement, dated as of September 13, 1995, among SFA Finance Company, Saks and Bankers Trust Company, as trustee
10.08*     Class C Supplement to Series 1993-1 Supplement, dated as of September 13, 1995, among SFA Finance Company, Saks and Bankers Trust Company, as trustee
10.09*     Series 1995-1 Supplement, dated as of November 13, 1995, among SFA Finance
           Company, Saks, Swiss Bank Corporation, New York Branch, as administrative agent, and Bankers Trust Company, as trustee
10.10*     Deposit Trust Agreement, dated as of October 26, 1993, between SFA Finance
           Company II and Wilmington Trust Company, as trustee
10.11*     Collateral Trust Agreement, dated as of October 28, 1993, between Saks Fifth
           Avenue Owner Trust 1993-1 and Bankers Trust Company
10.12*     Depositary Agreement, dated as of October 27, 1993, between Saks Fifth Avenue
           Owner Trust 1993-1 and Chemical Bank
10.13*     Purchase Agreement, dated May 4, 1995 among Saks, FACT, the Borrowers, Goldman,
           Sachs & Company and Chemical Securities, Inc., with respect to the sale of
           Commercial Mortgage Pass-Through Certificates due May 12, 2002
10.14*     Saks Fifth Avenue Supplemental Pension Plan, effective July 2, 1990
10.15*     Saks Holdings, Inc. Senior Management Stock Incentive Plan, dated as of October
           17, 1990 (the "Old Incentive Plan")
10.16*     Standard Form of Stock Option Agreement Pursuant to the Old Incentive Plan
10.17.1*   Saks Holdings, Inc. 1996 Management Stock Incentive Plan, dated as of February 1,
           1996 (the "New Incentive Plan")
10.17.2*   Amendment to the New Incentive Plan
10.18*     Standard Form of Stock Option Agreement Pursuant to the New Incentive Plan
10.19*     Amended and Restated Employment Agreement, dated as of March 1, 1996, between
           Saks and Philip B. Miller
10.20*     Amended and Restated Employment Agreement, dated as of March 1, 1996, between
           Saks and Rose Marie Bravo
10.21*     Amended and Restated Employment Agreement, dated as of March 1, 1996, between
           Saks and Owen E. Dorsey
10.22*     Employment Agreement, dated as of March 1, 1996, between Saks and Brian E.
           Kendrick
10.23.1*   Agreement for Management Advisory and Consulting Services, dated
           July 2, 1990, between Windows Acquisition Corp. and III
10.23.2*   Agreement for Management Advisory and Consulting Services, dated as of July 2,
           1995, between Saks and III
10.24*     Acquisitions Advisory Agreement, dated as of January 29, 1995, between Saks and
           III
10.25*     Transition Supplement to the 1991 P&S, dated as of April 25, 1996, among SFA
           Finance Company, Saks and Bankers Trust Company, as trustee
10.26*     Pooling and Servicing Agreement, dated as of April 25, 1996, among SFA Finance
           Company, Saks and Bankers Trust Company, as trustee (the "1996 P&S")
10.27*     Series 1996-1 Supplement to the 1996 P&S, dated as of April 25, 1996, among SFA
           Finance Company, Saks and Bankers Trust Company, as trustee
10.28*     Third Amended and Restated Receivables Purchase Agreement, dated as of April 25,
           1996, between Saks and SFA Finance Company
10.29*     Series 1996-2 Supplement to the 1996 P&S, dated as of April 25, 1996, among SFA
           Finance Company, Saks and Bankers Trust Company, as trustee

EXHIBIT
 NUMBER                                 DESCRIPTION OF EXHIBIT
--------   ---------------------------------------------------------------------------------
10.30*     Public Company Expenses Agreement, dated as of April 27, 1996, between Saks
           Holdings and Saks.
10.31*     Form of Common Stock Purchase Agreement between Saks Holdings and Investcorp,
           S.A.
21.01*     Subsidiaries of Saks Holdings
23.01      Consent of Coopers & Lybrand L.L.P.
23.02*     Consent of Gibson, Dunn & Crutcher (contained in Exhibit 5.01)
24.01*     Power of Attorney (included on signature page of Registration Statement)


------------

 * Previously filed.


ITEM 17. UNDERTAKINGS



    (a) The undersigned registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.



    (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such labilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.



    (c) The undersigned registrant hereby undertakes that:



        (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.



        (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 4 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on May 17, 1996.




                                          SAKS HOLDINGS, INC.



                                          By          /s/ PHILIP B. MILLER
                                             ...................................
                                                      Philip B. Miller
                                                  Chief Executive Officer


    Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacity indicated on May 17, 1996.



               SIGNATURE                               TITLE
----------------------------------------  ------------------------------------------------

          /s/ PHILIP B. MILLER            Chairman of the Board and
 ........................................    Chief Executive Officer
            Philip B. Miller                (Principal Executive Officer)

         /s/ BRIAN E. KENDRICK            Vice Chairman of the Board and
 ........................................    Chief Financial Officer
           Brian E. Kendrick                (Principal Financial Officer)

                   *                      President and Director
 ........................................
            Rose Marie Bravo

                   *                      Director
 ........................................
             Savio W. Tung

                   *                      Director
 ........................................
             Jon P. Hedley

                   *                      Director
 ........................................
         E. Garrett Bewkes III

                   *                      Director
 ........................................
          Charles J. Philippin

            /s/ MARK E. HOOD              Vice President--Finance
 ........................................    (Principal Accounting Officer)
              Mark E. Hood


*By:       /s/ MARK E. HOOD
     ...................................
              Mark E. Hood
           Attorney in Fact

                                 EXHIBIT INDEX


EXHIBIT
 NUMBER                             DESCRIPTION OF EXHIBIT                             PAGE
--------   -------------------------------------------------------------------------   -----
1.01       Form of U.S. Underwriting Agreement
1.02*      Form of International Underwriting Agreement
3.01.1*    Amended and Restated Certificate of Incorporation of Saks Holdings, as
           filed with the Delaware Secretary of State on June 29, 1990
3.01.2*    Certificate of Designation of Saks Holdings, as filed with the Delaware
           Secretary of State on June 29, 1990
3.01.3*    Amendment to the Amended and Restated Certificate of Incorporation of
           Saks Holdings, as filed with the Delaware Secretary of State on July 2,
           1990
3.01.4*    Amendment to the Amended and Restated Certificate of Incorporation of
           Saks Holdings, as filed with the Delaware Secretary of State on February
           28, 1991
3.01.5*    Amendment to the Amended and Restated Certificate of Incorporation of
           Saks Holdings, as filed with the Delaware Secretary of State on May 20,
           1992
3.01.6*    Amendment to the Amended and Restated Certificate of Incorporation of
           Saks Holdings, as filed with the Delaware Secretary of State on December
           26, 1995
3.01.7*    Certificate of Saks Holdings, as filed with the Delaware Secretary of
           State on December 27, 1995, relating to the retirement of Class D Shares
3.01.8*    Amendment to the Amended and Restated Certificate of Incorporation of
           Saks Holdings, as filed with the Delaware Secretary of State on April 16,
           1996.
3.01.9*    Form of Amended and Restated Certificate of Incorporation of Saks
           Holdings, as proposed to be filed with the Delaware Secretary of State upon completion of the Offerings
3.01.10    Amendment to the Amended and Restated Certificate of Incorporation of
           Saks Holdings, as filed with the Delaware Secretary of State on April 26,
           1996.
3.02*      Bylaws of Saks Holdings, as adopted on August 6, 1990
4.01.1*    See Exhibits 3.01.1, 3.01.2, 3.01.3, 3.01.4, 3.01.5, 3.01.6, 3.01.7,
           3.01.8 and 3.01.10 as to the rights of holders of Saks Holdings' Class A
           Shares, Class B Shares, Class C Shares and Class D Shares prior to the
           Offerings
4.01.2*    See Exhibit 3.01.9 as to the rights of holders of Saks Holdings' Common
           Stock upon completion of the Offerings
4.02*      Form of Stock Certificate of the Common Stock of Saks Holdings
4.03.1*    Amended and Restated Credit Agreement, dated as of July 1, 1993, among
           Saks, Chemical Bank and Bankers Trust Company as managing agents,
           Chemical Bank, Bankers Trust Company, the CIT Group/Business Credit, Inc.
           and Barclays Bank PLC as co-agents, and Chemical Bank as administrative agent (the "Credit Facility")
4.03.2*    First Amendment to the Credit Facility, dated as of March 1, 1995
4.03.3*    Second Amendment to the Credit Facility, dated as of October 24, 1995
4.03.4*    Third Amendment to the Credit Facility, dated as of March 5, 1996
4.03.5*    Fourth Amendment to the Credit Facility, dated as of April 10, 1996
4.03.6*    Fifth Amendment to the Credit Facility, dated as of April 18, 1996
4.04*      Amended and Restated Loan and Security Agreement dated as of
           May 12, 1995 between Fifth Avenue Capital Trust ("FACT") and certain direct and indirect wholly-owned subsidiaries of Saks (the "Borrowers")
4.05*      Trust and Servicing Agreement dated as of May 12, 1995 among FACT,
           Bankers Trust Company, as servicer, and Marine Midland Bank, as trustee
4.06*      Amended and Restated Trust Agreement, dated as of May 12, 1995, among
           Saks, HNY, Inc. and Wilmington Company, as owner trustee
4.07*      Indenture, dated as of July 1, 1993, between Saks and AIBC Services N.V., as trustee

EXHIBIT
 NUMBER                             DESCRIPTION OF EXHIBIT                             PAGE
--------   -------------------------------------------------------------------------   -----
4.08*      First Supplemental Indenture, dated as of April 22, 1996, between Saks and AIBC Services N.V., as trustee
5.01*      Opinion of Gibson, Dunn & Crutcher LLP
10.01.1*   Amended and Restated Pooling & Servicing Agreement, dated as of December
           16, 1991, among SFA Finance Company, Saks and Bankers Trust Company, as
           trustee (the "1991 P&S")
10.01.2*   First Amendment to the 1991 P&S, dated as of November 5, 1992
10.01.3*   Second Amendment to the 1991 P&S, dated as of October 26, 1993
10.02.1*   Second Amended and Restated Receivables Purchase Agreement, dated as of
           December 16, 1991, between Saks and SFA Finance Company (the "Receivables
           Purchase Agreement")
10.02.2*   First Amendment to the 1991 Receivables Purchase Agreement, dated as of
           November 5, 1992
10.02.3*   Second Amendment to the 1991 Receivables Purchase Agreement, dated as of
           October 26, 1993
10.03.1*   Series 1991-2 Supplement, dated as of December 16, 1991, among SFA
           Finance Company, Saks, MHTC, as administrative agent, and Bankers Trust
           Company, as trustee (the "1991-2 Supplement")
10.03.2*   First Amendment to the 1991-2 Supplement, dated as of July 22, 1992
10.03.3*   Second Amendment to the 1991-2 Supplement, dated as of August 20, 1992
10.03.4*   Third Amendment to the 1991-2 Supplement, dated as of November 5, 1992
10.03.5*   Fourth Amendment to the 1991-2 Supplement, dated as of May 20, 1993
10.03.6*   Fifth Amendment to the 1991-2 Supplement, dated as of October 28, 1993
10.03.7*   Sixth Amendment to the 1991-2 Supplement, dated as of September 30, 1994
10.04.1*   Class C Supplement to Series 1991-2 Supplement, dated as of
           November 5, 1992, among SFA Finance Company, Saks and Bankers Trust
           Company, as trustee (the "1991-2(C) Supplement")
10.04.2*   First Amendment to the 1991-2(C) Supplement, dated as of September 30,
           1994
10.05*     Class B Supplement to Series 1991-2 Supplement, dated as of September 30,
           1994, among SFA Finance Company, Saks and Bankers Trust Company, as
           trustee
10.06.1*   Series 1993-1 Supplement, dated as of October 28, 1993, among SFA Finance
           Company, Saks, Swiss Bank Corporation, New York Branch, as administrative agent, and Bankers Trust Company, as trustee (the "1993-1 Supplement")
10.06.2*   First Amendment to the 1993-1 Supplement, dated as of September 13, 1995
10.06.3*   Second Amendment to the 1993-1 Supplement, dated as of October 6, 1995
10.07*     Class B Supplement to Series 1993-1 Supplement, dated as of September 13,
           1995, among SFA Finance Company, Saks and Bankers Trust Company, as
           trustee
10.08*     Class C Supplement to Series 1993-1 Supplement, dated as of September 13,
           1995, among SFA Finance Company, Saks and Bankers Trust Company, as
           trustee
10.09*     Series 1995-1 Supplement, dated as of November 13, 1995, among SFA
           Finance Company, Saks, Swiss Bank Corporation, New York Branch, as
           administrative agent, and Bankers Trust Company, as trustee
10.10*     Deposit Trust Agreement, dated as of October 26, 1993, between SFA
           Finance Company II and Wilmington Trust Company, as trustee
10.11*     Collateral Trust Agreement, dated as of October 28, 1993, between Saks
           Fifth Avenue Owner Trust 1993-1 and Bankers Trust Company
10.12*     Depositary Agreement, dated as of October 27, 1993, between Saks Fifth
           Avenue Owner Trust 1993-1 and Chemical Bank

EXHIBIT
 NUMBER                             DESCRIPTION OF EXHIBIT                             PAGE
--------   -------------------------------------------------------------------------   -----
10.13*     Purchase Agreement, dated May 4, 1995 among Saks, FACT, the Borrowers,
           Goldman, Sachs & Company and Chemical Securities, Inc., with respect to the sale of Commercial Mortgage Pass-Through Certificates due May 12,
           2002
10.14*     Saks Fifth Avenue Supplemental Pension Plan, effective July 2, 1990
10.15*     Saks Holdings, Inc. Senior Management Stock Incentive Plan, dated as of
           October 17, 1990 (the "Old Incentive Plan")
10.16*     Standard Form of Stock Option Agreement Pursuant to the Old Incentive
           Plan
10.17.1*   Saks Holdings, Inc. 1996 Management Stock Incentive Plan, dated as of
           February 1, 1996 (the "New Incentive Plan")
10.17.2*   Amendment to the New Incentive Plan
10.18*     Standard Form of Stock Option Agreement Pursuant to the New Incentive
           Plan
10.19*     Amended and Restated Employment Agreement, dated as of March 1, 1996, between Saks and Philip B. Miller
10.20*     Amended and Restated Employment Agreement, dated as of March 1, 1996, between Saks and Rose Marie Bravo
10.21*     Amended and Restated Employment Agreement, dated as of March 1, 1996, between Saks and Owen E. Dorsey
10.22*     Employment Agreement, dated as of March 1, 1996, between Saks and Brian
           E. Kendrick
10.23.1*   Agreement for Management Advisory and Consulting Services, dated
           July 2, 1990, between Windows Acquisition Corp. and III
10.23.2*   Agreement for Management Advisory and Consulting Services, dated as of
           July 2, 1995, between Saks and III
10.24*     Acquisitions Advisory Agreement, dated as of January 29, 1995, between
           Saks and III
10.25*     Transition Supplement to the 1991 P&S, dated as of April 25, 1996, among
           SFA Finance Company, Saks and Bankers Trust Company, as trustee
10.26*     Pooling and Servicing Agreement, dated as of April 25, 1996, among SFA
           Finance Company, Saks and Bankers Trust Company, as trustee (the "1996
           P&S")
10.27*     Series 1996-1 Supplement to the 1996 P&S, dated as of April 25, 1996, among SFA Finance Company, Saks and Bankers Trust Company, as trustee
10.28*     Third Amended and Restated Receivables Purchase Agreement, dated as of
           April 25, 1996, between Saks and SFA Finance Company
10.29*     Series 1996-2 Supplement to the 1996 P&S, dated as of April 25, 1996, among SFA Finance Company, Saks and Bankers Trust Company, as trustee
10.30*     Public Company Expenses Agreement, dated as of April 27, 1996, between
           Saks Holdings and Saks.
10.31*     Form of Common Stock Purchase Agreement between Saks Holdings and
           Investcorp, S.A.
21.01*     Subsidiaries of Saks Holdings
23.01      Consent of Coopers & Lybrand L.L.P.
23.02*     Consent of Gibson, Dunn & Crutcher (contained in Exhibit 5.01)
24.01*     Power of Attorney (included on signature page of Registration Statement)


------------

 * Previously filed.